    As filed with the Securities and Exchange Commission on August 26, 1997

                                                   REGISTRATION NO. 333 - 29141


===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------



                                AMENDMENT NO. 3

                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         ------------------------------


                               MMI PRODUCTS, INC.
             (Exact name of Registrant as specified in its charter)

         DELAWARE                            3315                 74-1622891
(State or other jurisdiction of       (Primary Standard        (I.R.S. Employer
incorporation or organization)            Industrial         Identification No.)
                                  Classification Code Number)

                        515 WEST GREENS ROAD, SUITE 710
                              HOUSTON, TEXAS 77067
                                 (281) 876-0080
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         ------------------------------


                                JULIUS S. BURNS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MMI PRODUCTS, INC.
                        515 WEST GREENS ROAD, SUITE 710
                              HOUSTON, TEXAS 77067
                                 (281) 876-0080
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                         ------------------------------


                                    COPY TO:
                               MICHAEL A. SASLAW
                             BAKER & BOTTS, L.L.P.
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201


                         ------------------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         ------------------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


===============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED AUGUST 26, 1997


PROSPECTUS

                               MMI PRODUCTS, INC.

                 OFFER TO EXCHANGE ITS SERIES B 11 1/4% SENIOR
               SUBORDINATED NOTES DUE 2007 FOR ANY AND ALL OF ITS
        OUTSTANDING SERIES A 11 1/4% SENIOR SUBORDINATED NOTES DUE 2007

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON          ,
1997, UNLESS EXTENDED.

     MMI Products, Inc., a Delaware corporation, (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its Series B 11 1/4% Senior Subordinated Notes due 2007 (the "Exchange Notes"), which will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this prospectus is a part, for each $1,000 principal amount of its outstanding Series A 11 1/4% Senior Subordinated Notes due 2007 (the "Old Notes"), of which $120,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are the same as the form and term of the Old Notes (which they replace) except that the Exchange Notes will bear a Series B designation and will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not be entitled to registration rights or other rights under the Registration Rights Agreement (as defined herein). See "The Exchange Offer." The Exchange Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture (the "Indenture") dated April 16, 1997 between the Company and U.S. Trust Company of Texas, N.A., as Trustee (the "Trustee"), governing the Old Notes. See "The Exchange Offer" and "Description of Exchange Notes."

     Interest on the Exchange Notes will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 1997. The Exchange Notes will mature on April 15, 2007. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. Notwithstanding the foregoing, on or prior to April 15, 2000, the Company may redeem at any time or from time to time up to 35% of the aggregate principal amount of the Exchange Notes originally issued at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages (as defined herein), if any, thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined herein); provided, however, that at least $78.0 million aggregate principal amount of Exchange Notes remains outstanding following each such redemption. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all or any part of the Exchange Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of repurchase.
See "Description of Exchange Notes."

                      (Cover text continued on next page)

     SEE "RISK FACTORS" ON PAGE 12 FOR A DESCRIPTION OF CERTAIN
RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR NOTES IN THE
EXCHANGE OFFER.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             The date of this Prospectus is _____________, 1997

     The Exchange Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including all obligations of the Company under the Credit Facility (as defined herein), and senior to or pari passu with all existing and future subordinated indebtedness of the Company. At June 28, 1997, the Company had outstanding approximately $3.9 million of Senior Indebtedness. The Exchange Notes, like the Old Notes, will not be guaranteed by the Company's parent corporation or by any other person or entity. See "Description of Exchange Notes -- Subordination." The Indenture pursuant to which the Exchange Notes will be issued permits the Company to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. See "Description of Exchange Notes -- Certain Covenants."

     The Company will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York time, on , 1997, unless extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Exchange Offer is subject to certain customary conditions. The Old Notes were sold by the Company on April 16, 1997 to the Initial Purchaser (as defined herein) in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act. The Initial Purchaser subsequently placed the Old Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and with a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement entered into by the Company in connection with the offering of the Old Notes. See "The Exchange Offer."

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer" and "The Exchange Offer -- Resale of the Exchange Notes." Each broker-dealer (a "Participating Broker-Dealer") that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker- Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

     Holders of Old Notes not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. The Company will pay all the expenses incurred by it incident to the Exchange Offer. See "The Exchange Offer."

     There has not previously been any public market for the Old Notes or the Exchange Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market-making activities with respect to the Exchange Notes may be discontinued at any time without notice. Accordingly, the Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. See "Risk Factors -- Exchange Offer Procedures" and "Exchange Offer -- Consequences of Failure to Exchange."

     The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of one or more Global Notes (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in a Global Note representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Notes, Exchange Notes in certificated form will be issued in exchange for a Global Note only on the terms set forth in the Indenture. See "Description of Exchange Notes -- Book Entry, Delivery and Form."

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

     This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of , 1997.

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. No dealer- manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

     The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of the Old Notes in any jurisdiction in which the making of the Exchange Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or would otherwise not be in compliance with any provision of any applicable security law.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site (http:www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including the Company.

     As a result of the filing of the Exchange Offer Registration Statement with the Commission, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. The obligation of the Company to file periodic reports and other information with the Commission will be suspended if the Exchange Notes are held of record by fewer than 300 holders as of the beginning of any fiscal year of the Company other than the fiscal year in which the Exchange Offer Registration Statement is declared effective. The Company will nevertheless be required to continue to file reports with the Commission if the Exchange Notes are listed on a national securities exchange. Under the Indenture, the Company shall file with the Trustee annual, quarterly and other reports within 15 days after it files such reports with the Commission (or within 15 days after it would have been required to file such reports with the Commission, in the event the Company is no longer subject to the informational requirements of the Exchange Act). Annual reports delivered to the Trustee and the holders of Exchange Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent certified public accountant. The Company will also furnish such other reports as may be required by law.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS. SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT EXPRESSLY PROVIDE THAT THE SAFE HARBOR PROVIDED FOR THEREIN DOES NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH A COMPANY'S INITIAL PUBLIC OFFERING.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, and except as used in "Description of Exchange Notes," references in this Prospectus to the "Company" include the Company and any subsidiaries of the Company that may exist in the future. All references in this Prospectus to "fiscal year" refer to the Company's fiscal year which ends on the Saturday closest to December 31 of that calendar year. For example, fiscal year 1996 refers to the fiscal year ended December 28, 1996.

                                  THE COMPANY

         The Company is a leading manufacturer and distributor of products used in the residential, commercial and infrastructure construction industries. The Company sells its products along three principal product lines: fence, wire mesh and concrete accessories. The Company has established leading market positions for each of these product lines by combining efficient manufacturing, high quality products, broad product offerings and extensive distribution capabilities. In addition, the Company benefits from substantial raw material purchasing efficiencies because the products in each of its three principal product lines are produced primarily from the same raw material, steel rod. In fiscal year 1996, the Company generated net sales of $283.4 million.

         Sales of fence, wire mesh and concrete accessories accounted for approximately 58%, 29% and 13%, respectively, of the Company's net sales in fiscal year 1996. The Company's fence product line includes chain link fence fabric, fittings and other related products which are manufactured and distributed by the Company, as well as wood, vinyl, aluminum and ornamental iron fence products which are manufactured by third parties and distributed by the Company. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer of chain link fence products in the United States and the second largest distributor of fence products in the United States. The Company's wire mesh product line includes various classes of wire mesh, which serve as a structural reinforcing grid for concrete construction, including concrete pipe, roads, bridges, runways and sewage and drainage projects. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer and distributor of wire mesh products in the United States, with a market share of approximately 29% for fiscal year 1996. The Company's concrete accessories product line consists of over 2,000 specialized accessories used in concrete construction, including products used to position and install steel reinforcing bar and wire mesh reinforcing grid. The Company believes that it is the second largest manufacturer and distributor of concrete accessories in the United States.

         The Company has developed an extensive and well positioned distribution network, consisting of 55 Company-operated distribution centers, located in 28 states. The Company's distribution network services over 3,900 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. The Company believes that its extensive distribution network provides a competitive advantage by allowing it to better serve its customers through increased responsiveness and reduced freight costs. In addition to serving customers nationwide, the Company's distribution centers and production facilities are well positioned to serve areas of high population and construction growth. The Company currently has manufacturing or distribution facilities in each of the ten states with the largest projected increases in population from 1995 through 2025.

         The Company has developed a reputation in its markets as a service-oriented, cost-efficient manufacturer of high quality products. The Company manufactures its products at 15 principal facilities, which are strategically located throughout the United States. The Company achieves cost efficiencies by combining state-of-the-art and traditional production methods to suit specific product applications, hiring and training skilled employees, reducing materials usage and implementing standard process controls and other productivity improvements. In addition, while the Company's manufacturing facilities are geared primarily toward high-volume, standardized production to promote efficiencies, many of the Company's manufacturing facilities are capable of producing customized products in response to specific customer requirements or applications that are unique to particular geographic regions of the United States.

         Demand for the Company's products is subject to trends in the residential, commercial and infrastructure construction industries. The Company is increasing its focus on products used in the commercial and infrastructure construction industries, which historically have been less seasonal and less cyclical than the residential construction industry. Although the Company estimates that approximately 50% of its fence sales in fiscal year 1996 were attributable to each of the commercial and residential construction industries, the Company has implemented strategies designed to further increase the percentage of its fence sales to the commercial construction industry. Specifically, the Company is emphasizing its "authorized dealer program" pursuant to which leading fence contractors throughout the country have agreed to purchase at least half of their fence requirements from the Company. As a result, the number of dealers participating in the Company's program has increased from approximately 150 in fiscal year 1994 to approximately 300 in fiscal year 1996. In addition, the Company's wire mesh and concrete accessories product lines, which have been increasing as a percentage of the Company's total net sales, are marketed primarily to the commercial and infrastructure construction industries, rather than the residential construction industry. The Company estimates that approximately 73% of its wire mesh sales in fiscal year 1996 were attributable to the commercial and infrastructure construction industries (with sales to the infrastructure and commercial construction industries representing approximately 66% and 7%, respectively). The Company estimates that substantially all of its concrete accessories sales in fiscal year 1996 were attributable to the commercial and infrastructure construction industries (with sales to each of the commercial and infrastructure construction industries representing approximately 50%). In addition, the Company anticipates that demand for the products in its wire mesh and concrete accessories product lines is likely to increase as the level of infrastructure development activity increases. The Company expects spending for infrastructure projects to continue to increase over the next decade, as major elements of the nation's infrastructure require replacement or substantial improvement.

         The Company, which was organized in 1953, was acquired by Citicorp Venture Capital, Ltd. ("CVC") and members of the Company's management in 1986. The Company manufactured and distributed only the fence product line until 1989 when the Company acquired the wire mesh and concrete accessories product lines. The Company's principal executive offices are located at 515 West Greens Road, Suite 710, Houston, Texas 77067, and its telephone number at that location is
(281) 876- 0080.

                               BUSINESS STRATEGY

         The Company intends to enhance its position as a leading national supplier of products used in the residential, commercial and infrastructure construction industries by pursuing the following strategies:

INTRODUCE NEW PRODUCTS. The Company intends to further expand its product offerings in each of its primary product lines to better serve its customers and promote customer loyalty by providing "one-stop shopping." The Company believes that its extensive distribution network provides a platform for introducing new products manufactured by the Company or third parties as well as for new products that the Company acquires through acquisitions. The Company recently expanded its concrete accessories product line to include reinforcing bar splicing products and welded dowel assemblies. The Company also expanded its wire mesh product line to include galvanized strand wire as a result of its purchase of certain assets from Atlantic Steel Industries, Inc. ("Atlantic Steel") in July 1996. In addition, the Company expanded its fence product line to include wood, vinyl, aluminum and ornamental iron fence, which products are manufactured by third parties and distributed by the Company. Sales of third-party products, which represented an estimated 42% of the Company's net sales in fiscal year 1996, allow the Company to utilize its distribution network to increase sales and cash flow without making significant capital investments.

BROADEN DISTRIBUTION NETWORK. The Company intends to further expand its extensive distribution network. Since 1989, the Company has opened or acquired 22 distribution centers for its fence product line and two distribution centers for its concrete accessories product line. By continuing to expand its distribution network, the Company expects to increase sales and cash flow by accessing new regional customers and by further penetrating its existing customer base.

CAPITALIZE ON RAW MATERIALS PURCHASING POWER. The Company benefits from significant raw material purchasing economies since all of the products that it manufactures are produced primarily from steel rod. The Company is able to buy raw material in significantly larger quantities than would be the case if each of the Company's product lines were part of separate stand-alone enterprises. Because of such large volume purchases, the Company believes that it typically purchases steel rod at a cost of up to 5% below industry standard. Since steel rod cost comprises a substantial portion of the Company's cost of goods sold (approximately 32% in fiscal year 1996), the Company believes that such cost savings provide a significant competitive advantage. The Company intends to continue to capitalize on its purchasing power to take advantage of raw material acquisition costs that it believes are lower than industry standard.


EXPAND APPLICATIONS FOR EXISTING PRODUCTS. The Company actively develops and markets new applications for its products. For example, the Company is actively promoting structural wire mesh as a cost-effective alternative to steel reinforcing bar for certain types of concrete construction, such as roads, bridges and other heavy construction projects. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, the Company believes that the overall construction cost generally is lower if structural mesh is utilized. The Company believes that the market for structural mesh, which offers the Company relatively high margins compared to the Company's other wire mesh products, presents a significant growth opportunity.

FOCUS ON INFRASTRUCTURE AND COMMERCIAL CONSTRUCTION INDUSTRIES. The Company has positioned itself to take advantage of the anticipated increase in infrastructure construction spending. Demand for the wire mesh and concrete accessories product lines is dependent, to a significant extent, on infrastructure development projects, including roads, bridges, runways and sewage and drainage projects. Infrastructure construction spending is anticipated to increase as major components of the nation's infrastructure are replaced or substantially improved. In addition, the Company will continue to focus on increasing its sales to the commercial and infrastructure construction industries, which historically have been less seasonal and less cyclical than the residential construction industry.

GROW THROUGH STRATEGIC ACQUISITIONS. In addition to internal growth, the Company intends to continue to grow through strategic acquisitions. The markets in which the Company competes have a large number of relatively small, regional manufacturers and, consequently, offer consolidation opportunities. The Company seeks acquisitions that broaden its distribution network, complement or extend its existing product lines or increase its production capacity. The Company believes that it has been able to achieve synergies in its acquisitions through economies of scale in purchasing, manufacturing, marketing and distribution.

                              RECENT ACQUISITIONS

         Since 1989, the Company has completed eight acquisitions, including four since the beginning of fiscal year 1995, which have substantially increased the Company's net sales and cash flow. Four of these acquisitions (including 11 facilities) related to fence products, two of these acquisitions (including four facilities) related to wire mesh and two of these acquisitions (including two facilities) related to concrete accessories.

         On March 31, 1995, the Company acquired eight distribution centers for the fence product line from Semmerling Fence and Supply, Inc. and Pioneer Fence & Pipe Supply, Inc. (the "Semmerling/Pioneer Acquisition"). The Semmerling/Pioneer Acquisition strengthened the Company's market position by adding additional distribution centers and expanding its fence product line with the addition of a new line of vinyl coated pipe and tubing.

         On July 31, 1996, the Company acquired three operating plants and certain equipment from Atlantic Steel (the "Atlantic Steel Acquisition"). The Atlantic Steel Acquisition broadened the Company's wire mesh distribution network, increased the Company's wire mesh production capacity and expanded its wire mesh product line through the addition of galvanized strand wire, which is sold to a diversified group of manufacturers and processors of wire products.

         In October 1996, the Company further broadened its distribution network and increased its production capacity for certain wire mesh and concrete accessories products through two acquisitions. On October 14, 1996, the Company acquired a concrete accessories manufacturing and distribution facility in Chicago, Illinois from Gateway Construction Company (the "Gateway Acquisition"). The Gateway Acquisition increased the Company's production capacity for steel reinforcing bar supports and strengthened the Company's presence in the concrete accessories market in the Midwestern United States. In addition, on October 31, 1996, the Company acquired a wire mesh production facility in North Miami

Beach, Florida from DSM Corporation (the "Florida Wire Acquisition"). The Florida Wire Acquisition enhanced the Company's ability to capitalize on demand for wire mesh created by the relatively high level of construction activity in Florida and other areas of the Southeastern United States.

                             THE RECAPITALIZATION


        In December 1996, the Company's parent corporation, Merchants Metals Holding Company ("Holding"), effected a financial recapitalization (the "Recapitalization"). The purposes of the Recapitalization included (i) the cash-out of stockholders of Holding that were no longer actively associated with Holding's businesses, (ii) the retirement of high coupon (as compared to current market rates) debt and preferred stock and (iii) the issuance of Holding common stock (or options to acquire Holding common stock) to members of management who had not previously owned such common stock, at affordable prices and without a dilutive impact on existing common stockholders of Holding. In connection with the Recapitalization, all of the old common stock of Holding was either cashed out or exchanged for new, non-convertible preferred stock with a redemption price equal to the pre-Recapitalization value of the old common stock. See "The Recapitalization."


                              RECENT DEVELOPMENTS


         On April 16, 1997, the Company issued $120,000,000 aggregate principal amount of Old Notes (the "Old Notes Offering"). The net proceeds of the Old Notes Offering were used by the Company to (i) repay the Company's indebtedness under the term loan portion of its senior credit facility (the "Credit Facility") of approximately $11.4 million, (ii) reduce the Company's borrowings under the revolving loan portion of the Credit Facility by approximately $37.7 million, (iii) repay the $10.0 million principal amount of, plus accrued and unpaid interest on, the Company's existing senior subordinated indebtedness (the "Mannesmann Senior Subordinated Debt") outstanding to Mannesmann Pipe & Steel Corporation ("Mannesmann"), and (iv) distribute approximately $57.0 million to Holding for the redemption by Holding of certain of its equity interests.


                             THE OLD NOTES OFFERING

     Old Notes . . . . . . . . . . . . . . .   The Old Notes were sold by the
                                               Company on April 16, 1997 to
                                               Bear, Stearns & Co. Inc. (the
                                               "Initial Purchaser") pursuant to
                                               a Purchase Agreement dated April
                                               11, 1997 (the "Purchase
                                               Agreement").  The Initial
                                               Purchaser subsequently resold
                                               the Old Notes to qualified
                                               institutional buyers pursuant to
                                               Rule 144A under the Securities
                                               Act and to a limited number of
                                               institutional accredited
                                               investors that agreed to comply
                                               with certain transfer
                                               restrictions and other
                                               conditions.

     Registration Rights Agreement . . . . .   Pursuant to the Purchase
                                               Agreement, the Company and the
                                               Initial Purchaser entered into a
                                               Registration Rights Agreement
                                               dated April 16, 1997 (the
                                               "Registration Rights
                                               Agreement"), which grants the
                                               holders of the Old Notes certain
                                               exchange and registration
                                               rights.  The Exchange Offer is
                                               intended to satisfy such
                                               exchange rights, which terminate
                                               upon the consummation of the
                                               Exchange Offer.

                               THE EXCHANGE OFFER

     Securities Offered  . . . . . . . . . .   $120,000,000 aggregate principal
                                               amount of Series B 11 1/4%
                                               Senior Subordinated Notes due
                                               2007 (the "Exchange Notes").

     The Exchange Offer  . . . . . . . . . .   $1,000 principal amount of the
                                               Exchange Notes in exchange for
                                               each $1,000 principal amount of
                                               Old Notes.  As of the date
                                               hereof, $120,000,000 aggregate
                                               principal amount of Old Notes
                                               are outstanding.  The Company
                                               will issue the Exchange Notes to
                                               holders on or promptly after the
                                               Expiration Date.

                                               Based on an interpretation by
                                               the staff of the Commission set
                                               forth in no-action letters
                                               issued to third parties, the
                                               Company believes that Exchange
                                               Notes issued pursuant to the
                                               Exchange Offer in exchange for
                                               Old Notes may be offered for
                                               resale, resold and otherwise
                                               transferred by any holder
                                               thereof (other than any such
                                               holder which is an "affiliate"
                                               of the Company within the
                                               meaning of Rule 405 under the
                                               Securities Act) without
                                               compliance with the registration
                                               and prospectus delivery
                                               provisions of the Securities
                                               Act, provided that such Exchange
                                               Notes are acquired in the
                                               ordinary course of such holder's
                                               business and that such holder
                                               does not intend to participate
                                               and has no arrangement or
                                               understanding with any person to
                                               participate in   the
                                               distribution of such Exchange
                                               Notes.

                                               Each Participating Broker-Dealer
                                               that receives Exchange Notes for
                                               its own account pursuant to the
                                               Exchange Offer must acknowledge
                                               that it will deliver a
                                               prospectus in connection with
                                               any resale of such Exchange
                                               Notes.  The Letter of
                                               Transmittal states that by so
                                               acknowledging and by delivering
                                               a prospectus, a Participating
                                               Broker-Dealer will not be
                                               deemed to admit that it is an
                                               "underwriter" within the meaning
                                               of the Securities Act.  This
                                               Prospectus, as it may be amended
                                               or supplemented from time to
                                               time, may be used by a
                                               Participating Broker-Dealer in
                                               connection with resales of
                                               Exchange Notes received in
                                               exchange for Old Notes where
                                               such Old Notes were acquired by
                                               such Participating Broker-Dealer
                                               as a result of market-making
                                               activities or other trading
                                               activities (other than a resale
                                               of an unsold allotment from the
                                               original sale of Old Notes). The
                                               Company has agreed that, for a
                                               period of 180 days after the
                                               Exchange Offer Registration
                                               Statement is declared effective,
                                               it will make this Prospectus
                                               available to any Participating
                                               Broker-Dealer for use in
                                               connection with any such resale.
                                               See "Plan of Distribution."

                                               Any holder who tenders in the
                                               Exchange Offer with the
                                               intention to participate, or for
                                               the purpose of participating, in
                                               a distribution of the Exchange
                                               Notes could not rely on the
                                               position of the staff of the
                                               Commission enunciated in
                                               no-action letters and, in the
                                               absence of an exemption
                                               therefrom,  must comply with the
                                               registration and prospectus
                                               delivery requirements of the
                                               Securities Act in connection
                                               with any resale transaction.
                                               Failure to comply with such
                                               requirements in such instance
                                               may result in such holder
                                               incurring liability under the
                                               Securities Act for which the
                                               holder is not indemnified by the
                                               Company.

     Expiration Date . . . . . . . . . . . .   5:00 p.m., New York time, on
                                               ______, 1997 unless the Exchange
                                               Offer is extended, in which case
                                               the term "Expiration Date" means
                                               the latest date and time to
                                               which the Exchange Offer is
                                               extended.

     Accrued Interest on the Exchange Notes
     and the Old Notes . . . . . . . . . . .   Each Exchange Note will bear
                                               interest from the most recent
                                               date to which interest has been
                                               paid or duly provided for on the
                                               Old Note surrendered in exchange
                                               for such Exchange Note or, if no
                                               interest has been paid or duly
                                               provided for on such Old Note,
                                               from April 16, 1997.  Interest
                                               on the Exchange Notes is payable
                                               semi-annually on each April 15
                                               and October 15, commencing on
                                               October 15, 1997.

                                               Holders of Old Notes whose Old
                                               Notes are accepted for exchange
                                               will not receive accrued
                                               interest on such Old Notes for
                                               any period from and after the
                                               last date to which interest has
                                               been paid or duly provided for
                                               on the Old Notes prior to the
                                               original issue date of the
                                               Exchange Notes or, if no such
                                               interest has been paid or duly
                                               provided for, will not receive
                                               any accrued interest on such Old
                                               Notes, and will be deemed to
                                               have waived, the right to
                                               receive any interest on such Old
                                               Notes accrued from and after the
                                               last date to which interest has
                                               been paid or duly provided for
                                               on the Old Notes or, if no such
                                               interest has been paid or duly
                                               provided for, from and after
                                               April 16, 1997.

     Conditions to the Exchange Offer  . . .   The Exchange Offer is subject to
                                               certain customary conditions,
                                               which may be waived by the
                                               Company.  See "The Exchange
                                               Offer -- Conditions."

     Procedures for Tendering Old Notes  . .   Each holder of Old Notes wishing
                                               to accept the Exchange Offer
                                               must complete, sign and date the
                                               accompanying Letter of
                                               Transmittal, or a facsimile
                                               thereof, in accordance with the
                                               instructions contained herein
                                               and therein, and mail or
                                               otherwise deliver such Letter of
                                               Transmittal, or such facsimile,
                                               together with the Old Notes and
                                               any other required documentation
                                               to the Exchange Agent (as
                                               defined herein) at the address
                                               set forth in the Letter of
                                               Transmittal.  By executing the
                                               Letter of Transmittal, each
                                               holder will represent to the
                                               Company that, among other
                                               things, the Exchange Notes
                                               acquired pursuant to the
                                               Exchange Offer are being
                                               obtained in the ordinary course
                                               of business of the person
                                               receiving such Exchange Notes,
                                               whether or not such person is
                                               the holder, that neither the
                                               holder nor any such other person
                                               has any arrangement or
                                               understanding with any person to
                                               participate in the distribution
                                               of such Exchange Notes and that
                                               neither the holder nor any such
                                               other person is an "affiliate,"
                                               as defined under Rule 405 of the
                                               Securities Act.  See "The
                                               Exchange Offer -- Purpose and
                                               Effect of the Exchange Offer"
                                               and "The Exchange Offer  --
                                               Procedures for Tendering."

     Untendered Old Notes  . . . . . . . . .   Following the consummation of
                                               the Exchange Offer, holders of
                                               Old Notes eligible to
                                               participate but who do not
                                               tender their Old Notes will not
                                               have any further exchange rights
                                               and such Old Notes will continue
                                               to be subject to certain
                                               restrictions on transfer.
                                               Accordingly, the liquidity of
                                               the market for such Old Notes
                                               could be adversely affected.

     Consequences of Failure
     to Exchange . . . . . . . . . . . . . .   The Old Notes that are not
                                               exchanged pursuant to the
                                               Exchange Offer will remain
                                               restricted securities.
                                               Accordingly, such Old Notes may
                                               be resold only (i) to the
                                               Company, (ii) pursuant to Rule
                                               144A or Rule 144 under the
                                               Securities Act, (iii) pursuant
                                               to some other exemption under
                                               the Securities Act (and based on
                                               an opinion of counsel, if the
                                               Company so requests), (iv)
                                               outside the United States to a
                                               foreign person pursuant to the
                                               requirements of Rule 904 under
                                               the Securities Act, or (v)
                                               pursuant to an effective
                                               registration statement under the
                                               Securities Act.  See "The
                                               Exchange Offer -- Consequences
                                               of Failure to Exchange."

     Shelf Registration Statement  . . . . .   In the event that (i) the
                                               Exchange Offer is not available
                                               to any holder or may not be
                                               consummated because, in either
                                               case, it would violate
                                               applicable securities laws or
                                               because the applicable
                                               interpretations of the staff of
                                               the Commission would not permit
                                               the Company to effect the
                                               Exchange Offer, or (ii) for any
                                               other reason the Exchange Offer
                                               is not consummated within 165
                                               days after the completion of the
                                               Old Notes Offering, the Company
                                               will use its reasonable best
                                               efforts to cause to be filed
                                               with the Commission, no later
                                               than 195 days after the
                                               completion of the Old Notes
                                               Offering, a shelf registration
                                               statement (the "Shelf
                                               Registration Statement").  The
                                               Company will use its reasonable
                                               best efforts to cause the Shelf
                                               Registration Statement to be
                                               declared effective on or before
                                               the 75th day after the required
                                               filing date.  The Company has
                                               agreed to maintain the
                                               effectiveness of the Shelf
                                               Registration Statement, under
                                               certain circumstances, for a
                                               maximum of two years following
                                               the date of the completion of
                                               the Old Notes Offering.

     Special Procedures for Beneficial
     Owners  . . . . . . . . . . . . . . . .   Any beneficial owner whose Old
                                               Notes are registered in the name
                                               of a broker, dealer, commercial
                                               bank, trust company or other
                                               nominee and who wishes to tender
                                               should contact such registered
                                               holder promptly and instruct
                                               such registered holder to tender
                                               on such beneficial owner's
                                               behalf.  If such beneficial
                                               owner wishes to tender on such
                                               owner's own behalf, such owner
                                               must, prior to completing and
                                               executing the Letter of
                                               Transmittal and delivering its
                                               Old Notes, either make
                                               appropriate arrangements to
                                               register ownership of the Old
                                               Notes in such owner's name or
                                               obtain a properly completed bond
                                               power from the registered
                                               holder.  The transfer of
                                               registered ownership may take
                                               considerable time.  The Company
                                               will keep the Exchange Offer
                                               open for not less than twenty
                                               days in order to provide for the
                                               transfer of registered
                                               ownership.

     Guaranteed Delivery Procedures  . . . .   Holders of Old Notes who wish to
                                               tender their Old Notes and whose
                                               Old Notes are not immediately
                                               available or who cannot deliver
                                               their Old Notes, the Letter of
                                               Transmittal or any other
                                               documents required by the Letter
                                               of Transmittal to the Exchange
                                               Agent (or comply with the
                                               procedures for book-entry
                                               transfer) prior to the
                                               Expiration Date must tender
                                               their Old Notes according to the
                                               guaranteed delivery procedures
                                               set forth in "The Exchange Offer
                                               -- Guaranteed Delivery
                                               Procedures."

     Withdrawal Rights . . . . . . . . . . .   Tenders may be withdrawn at any
                                               time prior to 5:00 p.m., New
                                               York time, on the Expiration
                                               Date.

     Acceptance of Notes and Delivery of
     Exchange Notes  . . . . . . . . . . . .   The Company will accept for
                                               exchange, subject to the
                                               conditions described under "The
                                               Exchange Offer -- Conditions,"
                                               any and all Old Notes which are
                                               properly tendered in the
                                               Exchange Offer prior to 5:00
                                               p.m., New York time, on the
                                               Expiration Date.  The Exchange
                                               Notes issued pursuant to the
                                               Exchange Offer will be delivered
                                               promptly following the
                                               Expiration Date.  See "The
                                               Exchange Offer -- Terms of the
                                               Exchange Offer."

     Use of Proceeds . . . . . . . . . . . .   There will be no cash proceeds
                                               to the Company from the exchange
                                               pursuant to the Exchange Offer.

     Exchange Agent  . . . . . . . . . . . .   U.S. Trust Company of Texas,
                                               N.A.

                               THE EXCHANGE NOTES

     General . . . . . . . . . . . . . . . .   The form and terms of the
                                               Exchange Notes are the same as
                                               the form and terms of the Old
                                               Notes (which they replace)
                                               except that (i) the Exchange
                                               Notes bear a Series B
                                               designation, (ii) the Exchange
                                               Notes have been registered under
                                               the Securities Act and,
                                               therefore, will not bear legends
                                               restricting the transfer
                                               thereof, and (iii) the holders
                                               of Exchange Notes will not be
                                               entitled to certain rights under
                                               the Registration Rights
                                               Agreement, including the
                                               provisions providing for an
                                               increase in the interest rate on
                                               the Old Notes in certain
                                               circumstances relating to the
                                               timing of the Exchange Offer,
                                               which rights will terminate when
                                               the Exchange Offer is
                                               consummated.  See "The Exchange
                                               Offer -- Purpose and Effect of
                                               the Exchange Offer." The
                                               Exchange Notes will evidence the
                                               same debt as the Old Notes and
                                               will be entitled to the benefits
                                               of the Indenture.  See
                                               "Description of Exchange Notes."
                                               The Old Notes and the Exchange
                                               Notes are referred to herein
                                               collectively as the "Notes."

     Securities Offered  . . . . . . . . . .   $120,000,000 aggregate principal
                                               amount of Series B 11 1/4% Notes
                                               due 2007 of the Company.

     Maturity Date . . . . . . . . . . . . .   April 15, 2007.

     Interest Payment Dates  . . . . . . . .   Interest on the Exchange Notes
                                               will be payable semi-annually in
                                               arrears on April 15 and October
                                               15 of each year, commencing
                                               October 15, 1997.

     Ranking . . . . . . . . . . . . . . . .   The Exchange Notes will be
                                               general unsecured obligations of
                                               the Company, subordinated in
                                               right of payment to all existing
                                               and future Senior Indebtedness
                                               of the Company, including
                                               borrowings under the Credit
                                               Facility.  At June 28, 1997, (i)
                                               the Company had outstanding
                                               approximately $3.9 million of
                                               Senior Indebtedness and (ii) the
                                               Company could have incurred,
                                               under the most restrictive
                                               covenants contained in the
                                               Indenture and the Credit
                                               Facility, approximately $49.1
                                               million of additional Senior
                                               Indebtedness.  The Exchange
                                               Notes, like the Old Notes, will
                                               not be guaranteed by Holding or
                                               by any other person or entity.
                                               The Indenture permits the
                                               Company to incur additional
                                               Indebtedness, including Senior
                                               Indebtedness, subject to certain
                                               limitations.  See "Description
                                               of Exchange Notes --
                                               Subordination" and "Description
                                               of Exchange Notes -- Certain
                                               Covenants -- Limitation on
                                               Incurrence of Indebtedness and
                                               Issuance of Disqualified Stock."

     Optional Redemption . . . . . . . . . .   The Exchange Notes will be
                                               redeemable at the option of the
                                               Company, in whole or in part, at
                                               any time on or after April 15,
                                               2002, at the redemption prices
                                               set forth herein, plus accrued
                                               and unpaid interest to the
                                               redemption date. See
                                               "Description of Exchange Notes
                                               -- Optional Redemption."
                                               Notwithstanding the foregoing,
                                               on or prior to April 15, 2000,
                                               the Company may redeem at any
                                               time or from time to time up to
                                               35% of the aggregate principal
                                               amount of the Exchange Notes at
                                               a redemption price equal to
                                               111.25% of the principal amount
                                               thereof, plus accrued and unpaid
                                               interest to the redemption date,
                                               with the net cash proceeds of
                                               one or more Public Equity
                                               Offerings; provided, however,
                                               that at least $78.0 million in
                                               aggregate principal amount of
                                               Exchange Notes remains
                                               outstanding following each such
                                               redemption.

     Change of Control . . . . . . . . . . .   Upon the occurrence of a Change
                                               of Control, the Company will be
                                               required to make an offer to
                                               repurchase all or any part of
                                               the Exchange Notes at a price
                                               equal to 101% of the principal
                                               amount thereof, plus accrued and
                                               unpaid interest to the date of
                                               repurchase.  See "Description of
                                               Exchange Notes -- Repurchase at
                                               the Option of Holders -- Change
                                               of Control."

     Certain Covenants . . . . . . . . . . .   The Indenture contains certain
                                               covenants that, among other
                                               things, limit the ability of the
                                               Company and any future
                                               Restricted Subsidiaries (as
                                               defined herein) to incur
                                               additional Indebtedness, pay
                                               dividends or make other
                                               distributions, repurchase any
                                               capital stock or subordinated
                                               Indebtedness (as defined
                                               herein), make certain
                                               investments, create certain
                                               liens, enter into certain
                                               transactions with affiliates,
                                               sell assets, including capital
                                               stock of Restricted
                                               Subsidiaries, or enter into
                                               certain mergers and
                                               consolidations. See "Description
                                               of Exchange Notes -- Certain
                                               Covenants."

For additional information regarding the Exchange Notes, see "Description of Exchange Notes."

                                  RISK FACTORS

         Holders of the Old Notes should carefully consider the specific matters set forth under "Risk Factors" as well as this Prospectus prior to tendering their Old Notes in the Exchange Offer.

                             SUMMARY FINANCIAL DATA

         The following table sets forth summary historical financial data for the Company for each of the three fiscal years in the period ended December 28, 1996 and for the six month periods ended June 29, 1996 and June 28, 1997 and summary pro forma financial data for the fiscal year ended December 28, 1996 and the six month period ended June 28, 1997. The summary historical financial data for the three fiscal years in the period ended December 28, 1996 and the balance sheet data as of December 28, 1996 were derived from the audited financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The summary historical financial information for the six month periods ended June 29, 1996 and June 28, 1997 and the balance sheet data as of June 28, 1997, have been derived from the unaudited interim financial statements of the Company and include, in the opinion of the Company, all adjustments (consisting only of normal recurring accruals) necessary to fairly present the data for such periods. The summary pro forma financial data below reflect adjustments to the historical financial statements of the Company to give effect to the consummation of the Old Notes Offering and the application of proceeds therefrom, as if each had occurred on December 31, 1995 (the beginning of fiscal year 1996). The summary pro forma financial data are not necessarily indicative of either future results of operations or the results that might have occurred had the transactions actually been consummated as of December 31, 1995. This information should be read in conjunction with the "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                              FISCAL YEAR                 SIX MONTH PERIODS ENDED
                                                               ----------------------------------------- ---------------------------
                                                                 1994           1995(1)         1996(2)  JUNE 29, 1996 JUNE 28, 1997
                                                               ---------       ---------       --------- ------------- -------------
                                                                                                                 (UNAUDITED)
                                                                                                   (IN THOUSANDS, EXCEPT RATIOS)
Income Statement Data:
Net sales ..................................................   $ 197,617       $ 233,284       $ 283,402    $ 128,203    $ 168,631
Cost of sales ..............................................     163,473         196,123         238,439      107,559      144,204
                                                               ---------       ---------       ---------    ---------    ---------
Gross profit ...............................................      34,144          37,161          44,963       20,644       24,427
Selling, general and administrative expenses ...............      17,098          19,196          23,143       10,848       12,193
Nonrecurring expenses-- stock options(3) ...................        --              --             3,106         --           --
Other expenses (income), net ...............................         419             166             721          148         (162)
Interest expense ...........................................       6,237           7,395           7,429        3,511        4,954
                                                               ---------       ---------       ---------    ---------    ---------
Income before income taxes .................................      10,390          10,404          10,564        6,137        7,442
Provision for income taxes .................................       2,878           4,058           4,227        2,453        2,976
                                                               ---------       ---------       ---------    ---------    ---------
Net income .................................................   $   7,512       $   6,346       $   6,337    $   3,684    $   4,466
                                                               =========       =========       =========    =========    =========

Cash Flow Data:
Net cash provided by (used in ) operating activities .......   $  11,516       $  12,745       $  15,491    $    (348)   $  (2,381)
Net cash used in investing activities ......................      (2,452)        (14,741)        (24,314)      (1,300)      (2,147)
Net cash provided by (used in) financing activities ........      (8,891)          3,681           6,894          587        6,615

Other Financial Data:
Adjusted EBITDA(4) .........................................   $  19,997       $  21,613       $  28,047    $  11,552    $  15,090
Depreciation and amortization ..............................       3,370           3,814           4,448        1,904        2,694
Capital expenditures .......................................       2,470           2,246           3,545        1,335        2,187
Ratio of earnings to fixed charges(5) ......................        2.5x            2.3x            2.3x         2.6x         2.4x

Pro Forma Financial Data:
Cash interest expense(6) ...................................        --              --         $  15,470         --      $   7,442
Ratio of Adjusted EBITDA to cash interest expense ..........        --              --              1.8x         --           2.0x
Ratio of total long-term debt to Adjusted EBITDA ...........        --              --              4.4x         --           4.1x
Ratio of earnings to fixed charges(5) ......................        --              --              1.1x         --           1.6x

                                                          AT DECEMBER 28, 1996    AT JUNE 28, 1997(7)
                                                          --------------------   --------------------
                                                                                      (UNAUDITED)
Balance Sheet Data:
Working capital.........................................        $ 33,149               $ 47,859
Total assets............................................         135,263                159,833
Total long-term debt, including current maturities......          55,278                123,857
Stockholder's equity (deficit)..........................          28,534                (23,856)

----------

(1) Includes historical results of operations of the assets acquired in March 1995 pursuant to the Semmerling/Pioneer Acquisition for the period from April 1, 1995 through December 30, 1995.

(2) Includes historical results of operations of the net assets acquired pursuant to the Atlantic Steel Acquisition for the period from August 1, 1996 through December 28, 1996.

(3) In fiscal year 1996, the Company recorded nonrecurring expenses resulting from the modification of stock options granted in previous years as part of the Recapitalization (as defined herein) of the Company and Holding. See Note 2 to the audited financial statements included elsewhere in this Prospectus.

(4) Adjusted EBITDA is defined as the sum of (i) income before interest, income taxes, depreciation and amortization, and certain nonrecurring expenses (see footnote (3) above) ("EBITDA") and (ii) for fiscal year 1996 the contribution to EBITDA of the net assets acquired pursuant to the Atlantic Steel Acquisition effective July 31, 1996 on a pro forma basis as if the Atlantic Steel Acquisition had occurred on December 31, 1995 (the beginning of fiscal year 1996). The pro forma contribution to EBITDA for the Atlantic Steel Acquisition of $2.5 million is based on actual revenues, for the first six months of fiscal year 1996, adjusted for the Company's costs of materials and operating costs, which was consistent with actual results for the five months of operations since August 1, 1996. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases (estimated to be representative of an interest factor), and amortization of deferred financing costs.

(6) Pro forma cash interest expense represents pro forma total interest expense less $579,000 and $258,000 of amortization of deferred financing costs for the fiscal year ended December 28, 1996 and the six month period ended June 28, 1997, respectively. Pro forma cash interest expense has been calculated based on the 11.25% rate on the Old Notes.

(7) The June 28, 1997 balance sheet data reflects the effect of the Old Notes Offering and the application of the proceeds therefrom which occurred in April, 1997. The reduction in retained earnings from December 28, 1996 results from a distribution of approximately $57.0 million to Holding used to redeem certain of Holding's equity interests.

                                  RISK FACTORS

         Prospective investors should carefully review the information set forth below, in addition to the other information contained in this Prospectus, in evaluating an investment in the Exchange Notes offered hereby.

LEVERAGE

         The Company is highly leveraged. At June 28, 1997, the Company had outstanding long-term indebtedness (including current maturities) of approximately $123.9 million and had an outstanding stockholder's deficit of approximately $23.9 million. The degree to which the Company is leveraged could have important consequences to holders of Exchange Notes, including: (i) impairment of the Company's ability to obtain additional financing in the future; (ii) reduction of funds available to the Company for its operations or for capital expenditures as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of and interest on the Company's indebtedness, including indebtedness under the Exchange Notes; (iii) the possibility of an event of default under covenants contained in the Company's debt instruments, including the Indenture and the Credit Facility, which, if not cured or waived, could have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments or to refinance its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness, including indebtedness under the Exchange Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF EXCHANGE NOTES

         The Exchange Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including borrowings under the Company's Credit Facility. At June 28, 1997, the Company had outstanding Senior Indebtedness of approximately $3.9 million and additional availability to incur Senior Indebtedness under the Credit Facility. Subject to certain limitations, the Indenture permits the Company to incur additional indebtedness, including Senior Indebtedness. See "Description of Exchange Notes -- Certain Covenants -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock." In addition, the Exchange Notes will be effectively subordinated to liabilities of the Company's subsidiaries, if any are created or acquired in the future. As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency of the Company, the assets of the Company will be available to pay obligations on the Exchange Notes and any remaining Old Notes only after all Senior Indebtedness has been paid in full, and therefore there may not be sufficient assets remaining to pay amounts due on any or all of the Exchange Notes then outstanding. In addition, substantially all of the assets of the Company are pledged to secure other indebtedness of the Company. See "Description of Exchange Notes" and "Description of Credit Facility."

RESTRICTIONS IMPOSED BY THE CREDIT FACILITY

         The Credit Facility requires the Company to maintain specified financial ratios and to meet certain financial tests. In addition, the Credit Facility restricts, among other things, the Company's ability to incur additional indebtedness, make acquisitions or asset dispositions, create or incur liens on any of the Company's assets, make certain payments and dividends or merge or consolidate. A failure to comply with the restrictions contained in the Credit Facility could lead to an event of default thereunder, which could result in an acceleration of such indebtedness. Such acceleration would constitute an Event of Default (as defined herein) under the Indenture. There can be no assurance that the Company would have sufficient resources or have access to sufficient resources to pay its obligations under the Credit Facility or the Exchange Notes if such indebtedness is accelerated. See "Description of Credit Facility" and "Description of Exchange Notes."

REPURCHASE OF EXCHANGE NOTES UPON CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all or any part of the Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. Certain events involving a Change of Control may result in an event of default under the Credit Facility and other indebtedness of the Company that may be incurred in the future. An event of default under the Credit Facility or other future indebtedness could result in an acceleration of such indebtedness, in which case the subordination provisions of the Exchange Notes would require payment in full (or provision therefor) of all Senior Indebtedness before the Company may repurchase or make other payments in respect of the Exchange Notes. See "Description of Exchange Notes -- Repurchase at the Option of Holders -- Change of Control," "Description of Exchange Notes -- Subordination" and "Description of Credit Facility." There can be no assurance that the Company would have sufficient resources to repurchase the Exchange Notes or pay its obligations if the indebtedness under the Credit Facility or other future Senior Indebtedness were accelerated upon the occurrence of a Change of Control. Further, the provisions of the Indenture may not afford holders of Exchange Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect holders of Exchange Notes, if such transaction does not result in a Change of Control. In addition, the Credit Facility prohibits the Company from repurchasing any Exchange Notes at the time of a Change of Control. There can be no assurance that the Company will be able to obtain the consent of the lenders under the Credit Facility to enable it to repurchase the Exchange Notes. The inability to repurchase all of the tendered Exchange Notes would constitute an Event of Default under the Indenture. These provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon Change of Control or other defaults under such debt instruments.

FRAUDULENT CONVEYANCE

         Under applicable provisions of the United States Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance law, if the Company, at the time it issued the Old Notes, (a) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration for the issuance of the Old Notes and (ii)(A) was insolvent at the time of the incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of proceeds therefrom, including the distribution of funds to Holding from such proceeds), (c) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court of competent jurisdiction could avoid, in whole or in part, the Old Notes or, in the alternative, subordinate the Old Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

         The Company believes that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, the Old Notes were issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that the Company, after the issuance of the Old Notes and the application of proceeds therefrom, is solvent, has sufficient capital for carrying on its business and is able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with the Company's view.

CYCLICALITY

         Demand for the Company's fence product line is heavily dependent on the level of residential and commercial construction activity in the United States. Construction activity is cyclical and is affected by the strength of the general economy, by the strength of the regional economies in areas the Company serves and by other factors beyond the Company's control, including governmental expenditures, changes in interest rates and changes in banking and tax laws.

         Demand for the Company's wire mesh product line is substantially dependent on infrastructure projects, including roads, bridges, runways and sewage and drainage projects. The Company estimates that approximately 66% of its sales of wire mesh in fiscal year 1996 was attributable to the infrastructure construction industry. Demand for the Company's concrete accessories product line also is dependent to a significant extent on the infrastructure construction industry. The Company estimates that approximately 50% of its sales of concrete accessories in fiscal year 1996 was attributable to the infrastructure construction industry. The infrastructure construction industry is largely dependent on levels of government spending for such projects, which in turn is subject to a variety of factors, including factors inherent in the political process and limitations imposed by budgetary considerations.

         Demand for the Company's concrete accessories product line also is dependent to a significant extent on the commercial construction industry. The Company estimates that approximately 50% of its sales of concrete accessories in fiscal year 1996 was attributable to the commercial construction industry. Although the Company believes that the commercial construction industry is somewhat less cyclical than the residential construction industry, the commercial construction industry has experienced periods of sharp decline, as evidenced by the severe decline that confronted the entire construction industry during the early 1990s.

SEASONALITY

         Sales of the Company's fence products have historically reflected significant seasonality, with a substantial portion of the fence product line's sales occurring in the period from mid-February through July. The Company believes that this seasonality is significantly more pronounced in the residential fence market than in the commercial fence market. The Company estimates that approximately 50% of its fence product sales in fiscal year 1996 was allocable to each of the commercial and residential construction industries. With the exception of January and February, which typically have represented "slow" months for the wire mesh and concrete accessories product lines, the Company's sales of wire mesh and concrete accessories have tended to be distributed fairly evenly throughout the year. Although the Company believes that the wire mesh and concrete accessories product lines, which focus on the commercial and infrastructure construction industries, are less seasonal than the fence product line even in the country's coldest regions, the Company's wire mesh and concrete accessories product lines may exhibit somewhat more pronounced characteristics of seasonality as the Company expands its distribution network, through acquisitions and openings, into areas of colder climates.

AVAILABILITY AND PRICE OF STEEL ROD

         The Company's principal raw material is steel rod. The Company purchases over 350,000 tons of steel rod annually. More than 50% of the Company's supply of steel rod is obtained from overseas. The Company's ability to continue to acquire steel rod from overseas on favorable terms may be adversely affected by fluctuations in currency exchange rates, foreign taxes, duties, tariffs, trade embargoes and other import limitations. The Company purchases all of the steel rod that it acquires from overseas through Mannesmann. Although the Company believes that it would be able to effectively replace Mannesmann as a source of supply if the need were to arise, there can be no assurance that it would be able to do so. Because steel rod comprises a substantial portion of the Company's cost of goods sold (32% in fiscal year
1996), any increase in steel rod cost could have a significant effect on the Company's cost of goods sold. Although the Company has in the past been able to pass along increases in steel rod prices to its customers, there can be no assurance that it will be successful in doing so in the future.

COMPETITION

         The industries in which the Company operates are highly competitive. The Company competes against national and regional competitors, some of whom have substantially greater financial resources than the Company. The uniformity of products among competitors results in substantial pressure on pricing and profit margins. While the Company believes that its purchasing power, its nationwide distribution network and marketing capabilities and its manufacturing efficiency allow it to competitively price the Company's products, there can be no assurance that the Company will be able to maintain or increase its current market share for its products or compete successfully in the future.

ACQUISITIONS AND INTEGRATION OF ADDITIONAL BUSINESSES

         The Company's ability to increase revenues and operating cash flow over time depends, in part, on its success in consummating future acquisitions upon satisfactory terms and integrating the acquired companies or assets into the Company's operations. Although the Company frequently engages in discussions with various parties regarding possible acquisitions, there can be no assurance that acquisition opportunities will continue to be available or that, if available, such acquisitions can be financed or consummated on terms acceptable to the Company. In addition, future acquisitions will place increasing demands on the Company's management and operational resources. The Company's future performance will depend, in part, on its ability to manage expanding operations and to adapt its operational systems to such expansions. There can be no assurance that the Company will succeed at effectively and profitably managing the integration of any future acquisitions. See "Business -- Business Strategy -- Broaden Distribution Network" and "Business -- Business Strategy -- Grow Through Strategic Acquisitions."

INFLUENCE BY PRINCIPAL STOCKHOLDERS IN MANAGEMENT DECISIONS

         All of the outstanding capital stock of the Company is owned by Holding. More than 98% of the capital stock of Holding is owned by MMI Products, L.L.C. ("Parent"). CVC, together with certain of its employees and certain other persons affiliated or otherwise associated with CVC (collectively, the "Citicorp Holders"), own common units of Parent ("Parent Common Units") representing approximately 49% of the total voting power of all outstanding Parent Common Units. In addition, the Parent Common Units owned by the Citicorp Holders are convertible, at the election of the Citicorp Holders, into another class of Parent Common Units representing approximately 84% of the total voting power of all outstanding Parent Common Units. See "Security Ownership."

         Pursuant to the limited liability company agreement of Parent (the "Limited Liability Company Agreement"), the LLC must vote the shares of Holding capital stock owned by the LLC in such manner as to ensure that one of the three members of the Board of Directors of Holding is selected by CVC, one member is the Chief Executive Officer of Holding and one member is selected jointly by CVC and the members of Parent who are at such time executive officers of Holding. In addition, the Limited Liability Company Agreement provides that certain key actions on the part of Parent or any of its subsidiaries (including the Company) require the prior consent of CVC.

         As a result of such ownership in Parent and such provisions of the Limited Liability Company Agreement, the Citicorp Holders, and CVC in particular, exercise a significant amount of influence over the management of the Company.

DEPENDENCE ON KEY PERSONNEL


         The Company's success will depend, in large part, on the efforts, abilities and experience of its executive officers, including Julius S. Burns, the Company's President and Chief Executive Officer, and other key employees of the Company. The loss of the services of one or more of such individuals could have a material adverse effect on the Company's business. The Company and Mr. Burns have entered into the Amended and Restated Put Agreement (as defined herein) pursuant to which Mr. Burns' estate will have, upon satisfaction of certain conditions, the option during the 90 day period following his death to cause Holding (or its designee) to repurchase such shares of common stock of Holding ("Holding Common Stock") held by Mr. Burns at such time of his death as have a fair market value of up to $2.0 million (the "Put Right"). The $2.0 million purchase price to be paid by Holding upon exercise of the Put Right will be payable through the application of proceeds payable under certain life insurance contracts purchased by the Company. Mr. Burns' wife is the beneficiary under such life insurance contracts. However, upon receipt of such proceeds, Mrs. Burns must elect whether to return the $2.0 million in proceeds to the Company or retain such proceeds and transfer to the Company the shares of Holding Common Stock held by Mr. Burns at such time of his death as have a fair market value of $2.0 million. For a more complete description of the Amended and Restated Put Agreement, see "Management -- Put Agreement."

IMPACT OF ENVIRONMENTAL LAWS

         The Company is subject to extensive and changing federal, state and local environmental laws (including common law) and regulations ("Environmental Laws") which govern among other things the discharge of pollutants into the air and water as well as the handling and disposal of hazardous materials and could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with Environmental Laws increases the Company's costs of doing business. Additionally, Environmental Laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of Environmental Laws on its operations. There can be no assurance that the Company will not incur material liability related to the Company's operations and properties under Environmental Laws. See "Business -- Regulation -- Environmental Regulation."

LACK OF PUBLIC MARKET

         Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Company is required to file a Shelf Registration Statement with respect to such Old Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. The Exchange Notes will not be listed on any securities exchange and the Company will not seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Company has been advised by the Initial Purchaser that it intends to make a market in the Exchange Notes; however, the Initial Purchaser is not obligated to do so, and any such market making activities may be discontinued at any time without notice. In addition, such market making activity may be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of the Shelf Registration Statement. Therefore, there can be no assurance that an active market for the Exchange Notes will develop or as to liquidity of a trading market for the Exchange Notes.

         Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount.

EXCHANGE OFFER PROCEDURES

         Issuance of the Exchange Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, registration rights under the Registration Rights Agreement generally will terminate. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transactions. Each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

                               USE OF PROCEEDS

         The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement.

         The net proceeds to the Company from the Old Notes Offering were approximately $116.1 million, after deducting discounts and commissions to the Initial Purchaser and estimated offering expenses. The Company used the net proceeds to (i) repay the Company's existing indebtedness under the term loan portion of the Credit Facility of approximately $11.4 million, (ii) reduce the Company's borrowings under the revolving loan portion of the Credit Facility by approximately $37.7 million, (iii) repay the $10.0 million principal amount of, plus accrued and unpaid interest on, the Mannesmann Senior Subordinated Debt and (iv) distribute approximately $57.0 million to Holding for the redemption by Holding of certain of its equity interests.

         Indebtedness under the Credit Facility currently bears interest at a floating rate (which weighted average rate was 8.53% at March 29, 1997). Prior to the Old Notes Offering, the final maturity date of the Credit Facility was December 12, 1999. In connection with the Old Notes Offering, the final maturity date of the Credit Facility's revolving loan facility was extended to December 12, 2001. See "Description of Credit Facility."

         The Mannesmann Senior Subordinated Debt was terminated upon the Company's payment thereof in full with proceeds from the Old Notes Offering. The interest rate on the Mannesmann Senior Subordinated Debt was a floating rate (which rate was 9.25% at March 29, 1997) and the Mannesmann Senior Subordinated Debt was due and payable on December 13, 1999. The aggregate principal amount of the Mannesmann Senior Subordinated Debt was increased from $5.0 million to $10.0 million in December 1996. Proceeds from the additional $5.0 million of Mannesmann Senior Subordinated Debt were used to repay borrowings under the Credit Facility.

                           SELECTED FINANCIAL DATA

         The following table sets forth selected historical financial data for the Company for each of the three fiscal years in the period ended December 28, 1996 and for the six month periods ended June 29, 1996 and June 28, 1997 and selected pro forma financial data for the fiscal year ended December 28, 1996 and the six month period ended June 28, 1997. The selected historical financial data for the three fiscal years in the period ended December 28, 1996 and the balance sheet data as of December 28, 1996 were derived from the audited financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The selected historical financial information for the six month periods ended June 29, 1996 and June 28, 1997 and the balance sheet data as of June 28, 1997, have been derived from the unaudited interim financial statements of the Company and include, in the opinion of the Company, all adjustments (consisting only of normal recurring accruals) necessary to fairly present the data for such periods. The selected pro forma financial data below reflect adjustments to the historical financial statements of the Company to give effect to the consummation of the Old Notes Offering and the application of proceeds therefrom, as if each had occurred on December 31, 1995 (the beginning of fiscal year 1996). The selected pro forma financial data are not necessarily indicative of either future results of operations or the results that might have occurred had the transactions actually been consummated as of December 31, 1995. This information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                                                             SIX MONTH PERIODS ENDED
                                                                   FISCAL YEAR                               ----------------------
                                             --------------------------------------------------------------    JUNE 29,    JUNE 28,
                                              1992        1993        1994           1995(1)        1996(2)     1996        1997
                                             --------    --------    --------       --------       --------    --------    --------
                                                                                                                   (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT RATIOS)
Income Statement Data:
Net sales ................................   $152,435    $166,731    $197,617       $233,284       $283,402    $128,203    $168,631
Cost of sales ............................    129,433     141,614     163,473        196,123        238,439     107,559     144,204
                                             --------    --------    --------       --------       --------    --------    --------
Gross profit .............................     23,002      25,117      34,144         37,161         44,963      20,644      24,427
Selling, general and administrative
  expenses ...............................     16,168      16,397      17,098         19,196         23,143      10,848      12,193
Nonrecurring expenses(3) .................       --         1,031        --             --            3,106        --          --
Other expenses (income), net .............        347         230         419            166            721         148        (162)
Interest expense .........................      6,923       6,144       6,237          7,395          7,429       3,511       4,954
                                             --------    --------    --------       --------       --------    --------    --------
Income (loss) before income taxes ........       (436)      1,315      10,390         10,404         10,564       6,137       7,442
Provision for income taxes ...............        120         499       2,878          4,058          4,227       2,453       2,976
                                             --------    --------    --------       --------       --------    --------    --------
Net income (loss) ........................   $   (556)   $    816    $  7,512       $  6,346       $  6,337    $  3,684    $  4,466
                                             ========    ========    ========       ========       ========    ========    ========

Cash Flow Data:
Net cash provided by (used in) operating
  activities .............................   $  2,281    $   (145)   $ 11,516       $ 12,745       $ 15,491    $   (348)   $ (2,381)
Net cash used in investing activities ....     (1,448)     (1,049)     (2,452)       (14,741)       (24,314)     (1,300)     (2,147)
Net cash provided by (used in) financing
  activities .............................       (516)        665      (8,891)         3,681          6,894         587       6,615

Other Financial Data:
Adjusted EBITDA(4) .......................   $  9,481    $ 11,531    $ 19,997       $ 21,613       $ 28,047    $ 11,552    $ 15,090
Depreciation and amortization ............      2,994       3,041       3,370          3,814          4,448       1,904       2,694
Capital expenditures .....................      1,464       1,100       2,470          2,246          3,545       1,335       2,187
Cash dividends(5) ........................        176        --           308           --             --          --          --
Ratio of earnings to fixed charges(6) ....       --          1.2x        2.5x           2.3x           2.3x        2.6x        2.4x

Pro Forma Financial Data:
Cash interest expense(7) .................       --          --          --             --         $ 15,470        --      $  7,442
Ratio of Adjusted EBITDA to cash
  interest expense .......................       --          --          --             --             1.8x        --          2.0x
Ratio of long-term debt to Adjusted
  EBITDA .................................       --          --          --             --             4.4x        --          4.1x
Ratio of earnings to fixed charges(6) ....       --          --          --             --             1.1x        --          1.6x

                                                                     FISCAL YEAR
                                          ---------------------------------------------------------   JUNE 28,
                                            1992        1993        1994        1995        1996        1997
                                          ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                     (UNAUDITED)
                                                                          (IN THOUSANDS)
Balance Sheet Data (at period end):
Working capital .......................   $  17,831   $  24,982   $  29,222   $  36,563   $  33,149   $  47,859
Total assets ..........................      74,434      77,058      86,498     103,856     135,263     159,833
Total long-term debt, including current
  maturities ..........................      50,907      51,935      44,454      49,485      55,278     123,857
Stockholder's equity ..................       1,240       2,056       9,260      15,606      28,534     (23,856)

--------------------

(1) Includes historical results of operations of the assets acquired in March 1995 pursuant to the Semmerling/Pioneer Acquisition for the period from April 1, 1995 through December 30, 1995.

(2) Includes historical results of operations of the net assets acquired pursuant to the Atlantic Steel Acquisition for the period from August 1, 1996 through December 28, 1996.

(3) In fiscal year 1996, the Company recorded nonrecurring expenses resulting from the modification of stock options granted in previous years as part of the Recapitalization of the Company and Holding. See
         Note 2 to the audited financial statements included elsewhere in this Prospectus. In fiscal year 1993, the Company recorded nonrecurring expense of $1.0 million relating to the write-down of certain intangible assets.

(4) Adjusted EBITDA is defined as the sum of (i) income before interest, income taxes, depreciation and amortization, and certain nonrecurring expenses (see footnote (3) above) ("EBITDA") and (ii) for fiscal year 1996 the contribution to EBITDA of the net assets acquired in the Atlantic Steel Acquisition effective July 31, 1996 on a pro forma basis as if the Atlantic Steel Acquisition had occurred on December 31, 1995 (the beginning of fiscal year 1996). The pro forma contribution to EBITDA for the Atlantic Steel Acquisition of $2.5 million is based on actual revenues, for the first six months of fiscal year 1996, adjusted for the Company's costs of materials and operating costs, which was consistent with actual results for the five months of operations since August 1, 1996. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(5) Cash dividends in fiscal years 1992 and 1994 represent amounts required to redeem the equity interests in Holding held by former stockholders which had received equity interests in Holding upon the sale to the Company of certain assets acquired for the fence product line.

(6) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases (estimated to be representative of an interest factor), and amortization of deferred financing costs. For fiscal year 1992, earnings were insufficient to cover fixed charges by approximately $436,000.

(7) Pro forma cash interest expense represents pro forma total interest expense less $579,000 and $258,000 of amortization of deferred financing costs for the fiscal year ended December 28, 1996 and the six month period ended June 28, 1997, respectively. Pro forma cash interest expense has been based on the 11.25% rate on the Old Notes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following is an analysis of the financial condition and results of operations of the Company. This analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

GENERAL

         The Company is a leading manufacturer and distributor of products used in the residential, commercial and infrastructure construction industries. The Company sells its products along three principal product lines: fence, wire mesh and concrete accessories.

Product Lines

         The Company's fence product line includes chain link fence fabric, fittings and other related products which are manufactured and distributed by the Company, as well as wood, vinyl, aluminum and ornamental iron fence products which are manufactured by third parties and distributed by the Company.

         The Company's wire mesh product line consists of various classes of wire mesh, which serves as a structural reinforcing grid for concrete construction, including concrete pipe, roads, bridges, runways and sewage and drainage projects. As a result of the Atlantic Steel Acquisition, the Company also produces galvanized strand wire.

         The Company's concrete accessories product line consists of over 2,000 specialized accessories used in concrete construction, including products used to position and install steel reinforcing bar and wire mesh reinforcing grid.

         The following table sets forth net sales by product line for the periods indicated:


                                                           FISCAL YEAR                                 SIX MONTH PERIODS ENDED
                                     --------------------------------------------------------    ----------------------------------
                                                                                                     JUNE 29,            JUNE 28,
                                           1994                1995                1996                 1996               1997
                                     ----------------    ----------------    ----------------    ----------------    --------------
                                                                                                              (UNAUDITED)
                                                          (DOLLARS IN MILLIONS)
Fence ............................   $ 117.2     59.3%   $ 145.0     62.1%   $ 165.0     58.2%   $  83.2     64.9%   $ 88.1    52.2%
Wire mesh ........................      55.9     28.3       58.0     24.9       82.9     29.3       27.8     21.7      61.0    36.2
Concrete accessories .............      24.5     12.4       30.3     13.0       35.5     12.5       17.2     13.4      19.5    11.6
                                     -------   ------    -------   ------    -------   ------    -------   ------    ------   -----
Net sales ........................   $ 197.6    100.0%   $ 233.3    100.0%   $ 283.4    100.0%   $ 128.2    100.0%   $168.6   100.0%

Cyclicality

         The Company's products are used in the residential, commercial and infrastructure construction industries. These industries are both cyclical and seasonal, and changes in demand for construction services have a material impact on the Company's sales and profitability. Except for infrastructure construction, the entire construction industry suffered a decline from 1990 through 1991 due to the combined impact of a cyclical recession and other factors. The Company's net sales decreased 11.4% from $154.4 million in fiscal year 1989 to $136.8 million in fiscal year 1991 and operating income declined 12.0% from $7.0 million in fiscal year 1989 to $6.2 million in fiscal year 1991. The Company's decline in net sales and operating income during this period was exacerbated by management changes and a reorganization of the Company's operations. Despite this downturn, the Company continued its ongoing strategy of acquiring smaller competitors who were unable to withstand the downturn, especially in the fence business. In addition to these acquisitions, the Company opened distribution centers in new geographic markets. In 1992, the construction industry began to recover and the Company's financial performance began to improve.

         Although the Company believes that another cyclical downturn is inevitable, the Company has implemented strategies which it believes will mitigate the impact of any such downturn on its future operating results and liquidity. First, the Company has increased its focus on products used in the commercial and infrastructure construction industries, which historically have been less cyclical than the residential construction industry. Second, the Company has positioned its wire mesh and concrete accessories product lines to benefit from anticipated increases in infrastructure spending. Third, the Company has expanded its distribution network to serve diverse areas of high population and construction growth, as well as to limit the effects of any regional economic downturns.

Certain Acquisitions

         On March 31, 1995, the Company strengthened its market position by adding eight additional fence distribution centers and expanding its fence product line with the addition of a new line of vinyl coated pipe and tubing pursuant to the Semmerling/Pioneer Acquisition. The Semmerling/Pioneer Acquisition contributed $21.3 million to the Company's net sales of fence products for the nine month period ended December 30, 1995 and resulted in increased sales to customers in locations served by pre-existing Company distribution centers. In fiscal year 1996, the Company's fence sales benefited from the inclusion of the Semmerling/Pioneer Acquisition for a full 12 months. The Midwestern markets served by the distribution centers acquired in the Semmerling/Pioneer Acquisition, together with the Company's existing distribution centers in the Midwestern United States contributed $11.1 million to the fence product line's $20.0 million increase in net sales in fiscal year 1996.

         On July 31, 1996, the Company broadened its wire mesh distribution network, increased its wire mesh production capacity and expanded its wire mesh product line pursuant to the Atlantic Steel Acquisition, whereby the Company acquired operating plants in Baltimore, Maryland, Tampa, Florida and Oregon, Ohio, along with certain equipment. The Atlantic Steel Acquisition significantly increased the Company's wire mesh production capacity and expanded its wire mesh product line through the addition of galvanized strand wire, which is sold to a diversified group of manufacturers and processors of wire products. The Atlantic Steel Acquisition contributed $25.3 million of net sales in fiscal year 1996.

         The following table sets forth certain operating results as a percentage of net sales for the periods indicated:


                                                                   FISCAL YEAR                   SIX MONTH PERIODS ENDED
                                                          --------------------------------    ----------------------------
                                                            1994       1995         1996      JUNE 29, 1996  JUNE 28, 1997
                                                          --------    --------    --------    -------------  -------------
                                                                                                       (UNAUDITED)
                                                                                     (PERCENTAGE OF NET SALES)
Net sales .............................................      100.0%      100.0%      100.0%         100.0%         100.0%
Cost of sales .........................................       82.7        84.1        84.1           83.9           85.5
                                                          --------    --------    --------       --------       --------
Gross profit ..........................................       17.3        15.9        15.9           16.1           14.5
Selling, general and administrative (SG&A) expenses ...        8.7         8.2         8.2            8.5            7.2
Nonrecurring expenses-- stock options .................       --          --           1.1           --             --
Other expenses, net ...................................        0.2         0.1         0.3            0.1           (0.1)
                                                          --------    --------    --------       --------       --------
Income before interest expense and income taxes .......        8.4         7.6         6.3            7.5            7.4
Interest expense ......................................        3.1         3.2         2.6            2.7            2.9
                                                          --------    --------    --------       --------       --------
Income before income taxes ............................        5.3         4.4         3.7            4.8            4.5
Provision for income taxes ............................        1.5         1.7         1.5            1.9            1.8
                                                          --------    --------    --------       --------       --------
Net income ............................................        3.8%        2.7%        2.2%           2.9%           2.7%
                                                          ========    ========    ========       ========       ========
EBITDA margin(1) ......................................       10.1%        9.3%        9.0%(2)        9.0%(2)        8.9%

----------

(1) EBITDA is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. EBITDA margin is defined as (i) the sum of income before interest, income taxes, depreciation and amortization, and nonrecurring expenses, divided by (ii) net sales.

(2) EBITDA margin for fiscal year 1996 and the six month period ended June 29, 1996 excludes the pro forma effect of the Atlantic Steel Acquisition for months preceding the date of acquisition.

COMPARISON OF SIX MONTH PERIODS ENDED JUNE 28, 1997 AND JUNE 29, 1996

         Net Sales. Net sales increased 32% or $40.4 million for the first six months of fiscal year 1997 over the first six months of fiscal year 1996. Approximately 85% of these 1997 sales increases are attributable to the Atlantic Steel, Florida Wire and Gateway Acquisitions which occurred in the second half of fiscal year 1996. The Company currently is not a party to any agreement pertaining to any business acquisitions that would cause continued high growth in net sales. It is an essential element of the Company's strategy, however, to identify, and where justified by market and economic forces, acquire businesses at a valued price. The remaining increases primarily resulted from increased activity in wood and vinyl fence systems, truckload sales of tubing, and the opening of a Philadelphia area fence product line service center in January 1997.

         Gross Profit. Gross profit for the first six months of fiscal year 1997 increased approximately $3.8 million, or 18%, over the first six months of fiscal year 1996 due primarily to the increase in net sales. Gross margin percentages declined by approximately 1.6 percentage points due primarily to increased sales in lower margin mesh products as a result of the Atlantic Steel and Florida Wire Acquisitions. Also contributing to the lower gross margin percentages were start-up costs of a new concrete accessories product line manufacturing facility placed into operation during the first quarter of fiscal year 1997.

         SG&A Expenses. Selling, general and administrative expenses increased approximately $1.3 million, but declined as a percentage of net sales during the first six months of fiscal year 1997 from 8.5% as compared to 7.2% in the first six months of fiscal year 1996. The gross margin percentage decline due to the Atlantic Steel and Florida Wire Acquisitions was offset by the relatively low levels of selling expense required for these mesh and wire products, which are generally sold in truckload quantities direct from the manufacturing plant to the customer. No distribution center sales force is required for mesh and wire products as is required in the fence and concrete accessories product lines.

         Interest Expense. Interest expense increased $1.4 million or 41% during the first six months of fiscal year 1997 as compared to the same period in fiscal year 1996. The increases are primarily due to the higher levels of outstanding debt as a result of the issuance of the Old Notes in April 1997. If the proceeds of the Old Notes Offering had been available at the beginning of fiscal year 1997, pro forma interest expense would have been $7.7 million, an increase of $2.7 million over the $5.0 million actually incurred. Pro forma interest expense is based on the 11.25% rate on the Old Notes plus the amortization of deferred financing costs over the life of the debt.

         Net Income. Net income increased 21% in the first six months of fiscal year 1997 to approximately $4.5 million, up $782,000 over the first six months of fiscal year 1996. The improvement was due primarily to increased sales and gross profits of mesh products, the introduction of galvanized wire and steeltex mesh sales resulting from the Atlantic Steel Acquisition in fiscal year 1996. If the proceeds of the Old Notes Offering had been available at the beginning of fiscal year 1997, pro forma net income would have been $2.8 million, a decrease of almost $1.7 million from the $4.5 million net income actually reported. The Company currently is not a party to any agreement pertaining to any business acquisitions that would cause continued high growth in net income.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 28, 1996 AND DECEMBER 30, 1995

         Net Sales. The Company's net sales increased to $283.4 million in fiscal year 1996, an increase of $50.1 million, or 21.5%, over fiscal year 1995. The wire mesh product line, which contributed $24.9 million of the increase, benefitted from the Atlantic Steel Acquisition, which added $25.3 million of net sales in fiscal year 1996, and new business. Partially offsetting these increases was the mid-year loss of a customer due to price competition. The fence product line, which contributed $20.0 million of the total net sales increase, benefitted in fiscal year 1996 from the full twelve month impact of the Semmerling/Pioneer Acquisition. The fence product line also benefitted from the opening of a new fence distribution center in Raleigh, North Carolina and Olympics-related construction activity in the Atlanta, Georgia area. The concrete accessories product line, which contributed $5.2 million of the increase in net sales, benefitted primarily from continued increases in sales of paving products and the opening of three new distribution centers. The Company currently is not a party to any agreement pertaining to any business acquisitions that would cause continued high growth in net sales. It is an essential element of the Company's strategy, however, to identify, and where justified by market and economic forces, acquire businesses at a valued price.

         Gross Profit. The Company's gross profit increased to $45.0 million in fiscal year 1996, an increase of $7.8 million, or 21.0%, over fiscal year 1995. Gross profit margin was 15.9% in both years. The increase in gross profit was primarily related to higher sales volume. The Atlantic Steel Acquisition contributed $2.9 million of the gross profit increase for the five months of operations included in fiscal year 1996. The fence product line contributed $2.7 million of the gross profit increase, $1.7 million of which was from Midwestern distribution centers benefiting from a full 12 months impact of the Semmerling/Pioneer Acquisition.

         SG&A Expenses. The Company's SG&A expenses increased to $23.1 million in fiscal year 1996, an increase of $3.9 million, or 20.6%, from fiscal year 1995. SG&A expense as a percentage of net sales did not change in fiscal year 1996 versus fiscal year 1995. Acquisitions and openings of new distribution centers across all product lines contributed to the increase as well as higher provisions for uncollectible accounts receivable and incentive compensation expense as compared to fiscal year 1995.

         Nonrecurring Expenses -- Stock Options. During fiscal year 1996, the Company incurred certain nonrecurring expenses relating to Holding stock options granted in previous years to employees and a supplier of the Company. The aggregate effect of these expenses was $3.1 million (see Note 2 to the financial statements included elsewhere in this Offering Memorandum).

         Other Expenses, Net. Other expenses, net, increased $0.6 million in fiscal year 1996 to $0.7 million as compared to fiscal year 1995. Approximately $0.3 million of the increase was due to net gains of $0.1 million on disposals of fixed assets in fiscal year 1995 compared to net losses on disposals of $0.2 million in fiscal year 1996. Charges relating to closure of a concrete accessories manufacturing facility during fiscal year 1996 and tornado damage at a wire mesh facility, contributed $0.2 million to the increase.

         Interest Expense. Interest expense was $7.4 million in both fiscal year 1996 and fiscal year 1995. In fiscal year 1996, the Company's interest expense decreased due to the repayment of deferred interest on subordinated debt obligations (the deferral of interest payments had previously resulted in higher rates) and lower rates on the Company's revolving loan portion of its Credit Facility. These reductions were offset by the Company's higher level of debt which increased primarily to finance acquisitions.

         Provision for Income Taxes. The Company's effective tax rate in fiscal year 1996 of 40% was one percentage point higher than the rate for fiscal year 1995 as a result of the Company being subject to a higher statutory federal income tax rate and the expansion of operations in states with higher effective income tax rates.

         Net Income. Net income was $6.3 million in both fiscal year 1996 and fiscal year 1995. Higher income was offset primarily by the $3.1 million of nonrecurring expenses ($1.9 million net of tax) relating to Holding stock options.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994

         Net Sales. Net sales increased to $233.3 million in fiscal year 1995, an increase of $35.7 million, or 18.0%, over fiscal year 1994. The fence product line contributed $27.8 million to the increase. The eight fence distribution centers acquired in the Semmerling/Pioneer Acquisition contributed $21.3 million to this increase. The concrete accessories product line contributed $5.8 million to the increase in net sales due primarily to increased concrete construction activity, increased sales of concrete paving products, and price increases. Net sales of wire mesh increased $2.1 million, or 3.8%, in fiscal year 1995 compared to fiscal year 1994.

         Gross Profit. The Company's gross profit increased to $37.2 million in fiscal year 1995, an increase of $3.0 million or 8.8% over fiscal year 1994, due to higher sales volumes and price increases from the concrete accessories product line. Gross profit margin decreased to 15.9% in fiscal year 1995 from 17.3% in fiscal year 1994, due primarily to unusually low raw material costs in fiscal year 1994 (steel rod acceptable for producing non-critical wire mesh products was acquired at below market prices) and the addition in 1995 of fixed costs for the fence distribution centers and vinyl coating operation acquired pursuant to the Semmerling/Pioneer Acquisition, without an immediate corresponding increase in net sales.

         SG&A Expenses. SG&A expenses increased to $19.2 million in fiscal year 1995, an increase of $2.1 million or 12.3% over fiscal year 1994, due primarily to the increased sales force for the distribution centers acquired in the Semmerling/Pioneer Acquisition, and the amortization of intangibles relating to that acquisition. SG&A expense as a percentage of net sales decreased to 8.2% in fiscal year 1995 from 8.7% in fiscal year 1994. A decrease in the provision for incentive compensation coupled with consolidation efficiencies in financial and administrative functions relating to the Semmerling/Pioneer Acquisition accounted for the majority of the improvement. Minimal additional financial and administrative expense was incurred in fiscal year 1995 despite revenue growth of $35.7 million over fiscal year 1994.


         Interest Expense. Interest expense increased from $6.2 million in fiscal year 1994 to $7.4 million in fiscal year 1995 due primarily to the financing of higher levels of raw material purchases, other working capital needs and the Semmerling/Pioneer Acquisition.

         Provision for Income Taxes. Although income before income taxes in both fiscal years 1995 and 1994 was $10.4 million, the provision for income taxes increased to $4.1 million (an effective tax rate of 39.0%) in fiscal year 1995, an increase of $1.2 million over fiscal year 1994. The fiscal year 1994 provision of $2.9 million (an effective tax rate of 27.7%) benefited from the carry forward of net operating losses from previous years. No further significant carry forwards were available for the fiscal year 1995 provision.

         Net Income. The Company's net income of $6.3 million in fiscal year 1995 decreased $1.2 million or 15.5% from $7.5 million for fiscal year 1994. The decrease was primarily the result of unusually high fiscal year 1994 gross profits, and net operating loss carry forwards no longer being available to reduce the fiscal year 1995 income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary cash needs have historically been for operating expenses, working capital, interest payments, capital expenditures for ongoing operations and business acquisitions. In fiscal year 1996, the Company's primary sources of capital to finance such needs included bank borrowings and cash flow from operations. In addition, in fiscal year 1996, the Company repaid $14.8 million of subordinated notes payable primarily to affiliates, plus accrued interest. To finance the repayment (i) Holding made a capital contribution to the Company of approximately $3.5 million in cash and loaned the Company approximately $5.8 million and (ii) the Company borrowed an additional $5.0 million of Mannesmann Senior Subordinated Debt and an additional $1.0 million of bank debt.

         On April 16, 1997, the Company issued the Old Notes. The net proceeds to the Company from the Old Notes Offering of approximately $116.1 million, after estimated fees and expenses, were used (i) to distribute approximately $57 million to Holding for the redemption by Holding of certain of its equity interests, (ii) to repay the $10 million principal amount of, plus accrued and unpaid interest on, the Mannesman Senior Subordinated Debt, (iii) to repay the Company's existing indebtedness under the term loan portion of the Credit Facility of approximately $11.4 million and (iv) to reduce the Company's borrowings under the revolving loan portion of the Credit Facility by approximately $37.7 million.

         During the first six months of fiscal year 1997, $2.4 million of cash was used for operating expenses and working capital as compared to $348,000 in the comparable period of 1996. The fiscal year 1997 increase in accounts receivable decreased cash flow from operations by $5.0 million more than the comparable period of 1996 due to higher sales levels primarily as a result of the Atlantic Steel Acquisition. Additional cash of $2.1 million was also utilized during the first six months of fiscal year 1997 to repay amounts due to Holding. The Company utilized $5.9 million during the first six months of fiscal year 1996 to pay deferred interest on subordinated notes to affiliates which were repaid in full in December, 1996.

         Capital expenditures were $2.2 million in the first six months of fiscal year 1997, up 64% over the $1.3 million spent in the comparable 1996 period, due primarily to higher levels of machine and facility refurbishment in the wire mesh product line.

         Funds for operating and investing activities during the first six months of fiscal year 1997 were provided through the Company's revolving credit facility and the proceeds from the Old Notes Offering.

         Net cash provided by operating activities in fiscal year 1996 was $15.5 million as compared to $12.7 million in fiscal year 1995. The increase of $2.8 million was due primarily to increased fiscal year 1996 income after excluding non-cash charges of $3.1 million ($1.9 million net of tax) relating to stock options. Cash provided by operating activities increased from $11.5 million in fiscal year 1994 to $12.7 million in fiscal year 1995 due primarily to working capital reductions in fiscal year 1995 compared to working capital increases in fiscal year 1994.

         Although EBITDA should not be considered in isolation from or as a substitute for cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of a company's liquidity, it is a widely accepted financial indicator of a Company's ability to incur and service debt. EBITDA is defined as the sum of income before interest, income taxes, depreciation and amortization, and non-recurring expenses. For the six month periods ended June 28, 1997, and June 29, 1996, EBITDA was $15.1 million and $11.6 million, respectively. The increase in EBITDA is primarily due to higher income before interest and income taxes due to the changes in net sales, gross profit, and selling, general and administrative expenses discussed above. The Company's EBITDA of $25.5 million for fiscal year 1996 was $3.9 million or 18.2% higher than the $21.6 million of EBITDA for fiscal year 1995. EBITDA contributed by the Atlantic Steel Acquisition in fiscal year 1996 was $2.5 million. The Company's EBITDA of $21.6 million for fiscal year 1995 increased $1.6 million or 8.1% over the $20.0 million in EBITDA for fiscal year 1994 due primarily to sales growth in the fence product line (mostly from the Semmerling/Pioneer Acquisition) and price increases from the concrete accessories product line.

         The Company invested $2.5 million, $2.2 million and $3.5 million in capital expenditures during fiscal years 1994, 1995, and 1996, respectively. When the value of equipment acquired under capital lease obligations is included, the total investment in each of the three fiscal years was $3.6 million, $3.5 million and $5.0 million, respectively. The Company's capital expenditures generally relate to the replacement or refurbishment of machinery and equipment. Approximately $4.0 million of fiscal year 1997 budgeted capital expenditures of $5.4 million reflects replacement and refurbishment expenditures. The remaining $1.4 million is primarily for the expansion of wire mesh product line manufacturing capabilities.

         The Company has pursued and intends to continue to pursue a strategy of business acquisitions that will broaden its distribution network, complement or extend its existing product lines or increase its production capacity. Such acquisitions utilized cash of $20.9 million and $13.7 million in fiscal year 1996 and fiscal year 1995, respectively.

         The Company expects that anticipated cash flows from operations (net of increased interest costs) and the incurrence of additional lease obligations will, absent acquisitions, result in minimal, if any, borrowings under the Company's revolving loan portion of its Credit Facility for the foreseeable future. The revolving loan portion of the Company's Credit Facility is also expected to be available to finance future acquisitions. It is possible that, depending upon the Company's future operating cash flows and the size of potential acquisitions, the Company will seek additional sources of financing subject to limitations set forth in the Indenture.

         Although interest expense will be higher as a result of the Old Notes Offering, the Company will no longer be required to fund Holding's dividend obligations to holders of its preferred stock and preferred stock options, which were redeemed with proceeds from the Old Notes Offering. The projected cash outflow for the higher level of interest expense when mitigated by income tax deductions will be less than the sum of previous interest expense and the obligations to fund non-deductible preferred stock dividends to Holding.

EFFECT OF INFLATION

         The impact of inflation on the Company's operations has not been significant in recent years. There can be no assurance, however, that a high rate of inflation in the future will not have an adverse effect on the Company's operating results.

SEASONALITY

         Sales of the Company's products in the fence product line have historically reflected significant elements of seasonality with a substantial portion of the Company's fence product line sales occurring in the period from mid-February through July. Fence sales can remain strong into the early autumn if weather conditions remain favorable. With the exception of January and February, which typically have represented "slow" months for the wire mesh and concrete accessories product lines, the Company's sales for wire mesh and concrete accessories have tended to be distributed fairly evenly throughout the year. Although the Company believes that the wire mesh and concrete accessories businesses, which focus on the commercial and infrastructure construction industries, are less seasonal than the fence business even in the country's coldest regions, the Company's wire mesh and concrete accessories product lines may exhibit somewhat more pronounced characteristics of seasonality as the Company expands its distribution network, through acquisitions and openings into areas of colder climates in an effort to further expand its distribution network.

                                    BUSINESS

GENERAL

         The Company is a leading manufacturer and distributor of products used in the residential, commercial and infrastructure construction industries. The Company sells its products along three principal product lines: fence, wire mesh and concrete accessories. The Company has established leading market positions for each of these product lines by combining efficient manufacturing, high quality products, broad product offerings and extensive distribution capabilities. In addition, the Company benefits from substantial raw material purchasing efficiencies because the products in each of its three principal product lines are produced primarily from the same raw material, steel rod. In fiscal year 1996, the Company generated net sales of $283.4 million.

         Sales of fence, wire mesh and concrete accessories accounted for approximately 58%, 29% and 13%, respectively, of the Company's net sales in fiscal year 1996. The Company's fence product line includes chain link fence fabric, fittings and other related products which are manufactured and distributed by the Company, as well as wood, vinyl, aluminum and ornamental iron fence products which are manufactured by third parties and distributed by the Company. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer of chain link fence products in the United States and the second largest distributor of fence products in the United States. The Company's wire mesh product line includes various classes of wire mesh, which serve as a structural reinforcing grid for concrete construction, including concrete pipe, roads, bridges, runways and sewage and drainage projects. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer and distributor of wire mesh products in the United States, with a market share of approximately 29% for fiscal year 1996. The Company's concrete accessories product line consists of over 2,000 specialized accessories used in concrete construction, including products used to position and install steel reinforcing bar and wire mesh reinforcing grid. The Company believes that it is the second largest manufacturer and distributor of concrete accessories in the United States.

         The Company has developed an extensive and well positioned distribution network, consisting of 55 Company-operated distribution centers, located in 28 states. The Company's distribution network services over 3,900 customers, including construction contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. The Company believes that its extensive distribution network provides a competitive advantage by allowing it to better serve its customers through increased responsiveness and reduced freight costs. In addition to serving customers nationwide, the Company's distribution centers and production facilities are well positioned to serve areas of high population and construction growth. The Company currently has manufacturing or distribution facilities in each of the ten states with the largest projected increases in population from 1995 through 2025.

         The Company has developed a reputation in its markets as a service-oriented, cost-efficient manufacturer of high quality products. The Company manufactures its products at 15 principal facilities, which are strategically located throughout the United States. The Company achieves cost efficiencies by combining state-of-the-art and traditional production methods to suit specific product applications, hiring and training skilled employees, reducing materials usage and implementing standard process controls and other productivity improvements. In addition, while the Company's manufacturing facilities are geared primarily toward high-volume, standardized production to promote efficiencies, many of the Company's manufacturing facilities are capable of producing customized products in response to specific customer requirements or applications that are unique to particular geographic regions of the United States.

         Demand for the Company's products is subject to trends in the residential, commercial and infrastructure construction industries. The Company is increasing its focus on products used in the commercial and infrastructure construction industries, which historically have been less seasonal and less cyclical than the residential construction industry. Although the Company estimates that approximately 50% of its fence sales in fiscal year 1996 were attributable to each of the commercial and residential construction industries, the Company has implemented strategies designed to further increase the percentage of its fence sales to the commercial construction industry. Specifically, the Company is emphasizing its "authorized dealer program" pursuant to which leading fence contractors throughout the country have agreed to purchase at least half of their fence requirements from the Company. As a result, the number of dealers participating in the Company's program has increased from approximately 150 in fiscal year 1994 to approximately 300 in fiscal year 1996. In addition, the Company's wire mesh and concrete accessories product lines, which have been increasing as a percentage of the Company's total net sales, are marketed primarily to the commercial and infrastructure construction industries, rather than the residential construction industry. The Company estimates that approximately 73% of its wire mesh sales in fiscal year 1996 was attributable to the commercial and infrastructure construction industries (with sales to the infrastructure and commercial construction industries representing approximately 66% and 7%, respectively). The Company estimates that substantially all of its concrete accessories sales in fiscal year 1996 were attributable to the commercial and infrastructure construction industries (with sales to each of the commercial and infrastructure construction industries representing approximately 50%). In addition, the Company anticipates that demand for the products in its wire mesh and concrete accessories product lines is likely to increase as the level of infrastructure development activity increases. The Company expects spending for infrastructure projects to continue to increase over the next decade, as major elements of the nation's infrastructure require replacement or substantial improvement.

BACKGROUND

         The Company, which was organized in 1953, was acquired by CVC and members of the Company's management in 1986. The Company's products consisted solely of the fence product line until 1989 when the Company acquired the wire mesh and concrete accessories lines. Since 1989, the Company has grown through strategic acquisitions to become a leading national supplier of construction related products.

BUSINESS STRATEGY

         The Company intends to enhance its position as a leading national supplier of products used in the residential, commercial and infrastructure construction industries by pursuing the following strategies:

INTRODUCE NEW PRODUCTS. The Company intends to further expand its product offerings in each of its primary product lines to better serve its customers and promote customer loyalty by providing "one-stop shopping." The Company believes that its extensive distribution network provides a platform for introducing new products manufactured by the Company or third parties as well as for new products that the Company acquires through acquisitions. The Company recently expanded its concrete accessories product line to include reinforcing bar splicing products and welded dowel assemblies. The Company also expanded its wire mesh product line to include galvanized strand wire as a result of its purchase of certain assets from Atlantic Steel in July 1996. In addition, the Company expanded its fence product line to include wood, vinyl, aluminum and ornamental iron fence, which products are manufactured by third parties and distributed by the Company. Sales of third-party products, which represented an estimated 42% of the Company's net sales in fiscal year 1996, allow the Company to utilize its distribution network to increase sales and cash flow without making significant capital investments.

BROADEN DISTRIBUTION NETWORK. The Company intends to further expand its extensive distribution network. Since 1989, the Company has opened or acquired 22 distribution centers for its fence product line and two distribution centers for its concrete accessories product line. By continuing to expand its distribution network, the Company expects to increase sales and cash flow by accessing new regional customers and by further penetrating its existing customer base.

CAPITALIZE ON RAW MATERIALS PURCHASING POWER. The Company benefits from significant raw material purchasing economies since all of the products that it manufactures are produced primarily from steel rod. The Company is able to buy raw material in significantly larger quantities than would be the case if each of the Company's product lines were part of separate stand-alone enterprises. Because of such large volume purchases, the Company believes that it typically purchases steel rod at a cost of up to 5% below industry standard. Since steel rod cost comprises a substantial portion of the Company's cost of goods sold (approximately 32% in fiscal year 1996), the Company believes that such cost savings provide a significant competitive advantage. The Company intends to continue to capitalize on its purchasing power to take advantage of raw material acquisition costs that it believes are lower than industry standard.

EXPAND APPLICATIONS FOR EXISTING PRODUCTS. The Company actively develops and markets new applications for its products. For example, the Company is actively promoting structural wire mesh as a cost-effective alternative to steel reinforcing bar for certain types of concrete construction, such as roads, bridges and other heavy construction projects. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, the Company believes that the overall construction cost generally is lower if structural mesh is utilized. The Company believes that the market for structural mesh, which offers the Company relatively high margins compared to the Company's other wire mesh products, presents a significant growth opportunity.

FOCUS ON INFRASTRUCTURE AND COMMERCIAL CONSTRUCTION INDUSTRIES. The Company has positioned itself to take advantage of the anticipated increase in infrastructure construction spending. Demand for the wire mesh and concrete accessories product lines is dependent, to a significant extent, on infrastructure development projects, including roads, bridges, runways and sewage and drainage projects. Infrastructure construction spending is anticipated to increase as major components of the nation's infrastructure are replaced or substantially improved. In addition, the Company will continue to focus on increasing its sales to the commercial and infrastructure construction industries, which historically have been less seasonal and less cyclical than the residential construction industry.

GROW THROUGH STRATEGIC ACQUISITIONS. In addition to internal growth, the Company intends to continue to grow through strategic acquisitions. The markets in which the Company competes have a large number of relatively small, regional manufacturers and, consequently, offer consolidation opportunities. The Company seeks acquisitions that broaden its distribution network, complement or extend its existing product lines or increase its production capacity. The Company believes that it has been able to achieve synergies in its acquisitions through economies of scale in purchasing, manufacturing, marketing and distribution.

ACQUISITIONS

         Since 1989, the Company has completed eight acquisitions, including four since the beginning of fiscal year 1995, which have substantially increased the Company's net sales and cash flow. Four of these acquisitions (including 11 facilities) related to fence products, two of these acquisitions (including four facilities) related to wire mesh and two of these acquisitions (including two facilities) related to concrete accessories. The Company frequently engages in discussions with various parties regarding possible acquisitions.

         On March 31, 1995, the Company strengthened its market position by adding eight additional fence distribution centers and expanding its fence product line with the addition of a new line of vinyl coated pipe and tubing pursuant to the Semmerling/Pioneer Acquisition.

         On July 31, 1996, the Company broadened its wire mesh distribution network, increased its wire mesh production capacity and expanded its product line through the Atlantic Steel Acquisition. Pursuant to the Atlantic Steel Acquisition, the Company acquired operating plants in Baltimore, Maryland, Tampa, Florida and Oregon, Ohio, along with certain equipment. The Atlantic Steel Acquisition significantly increased the Company's wire mesh production capacity and expanded its wire mesh product line through the addition of galvanized strand wire, which is sold to a diversified group of manufacturers and processors of wire products.

         On October 14, 1996, the Company expanded its concrete accessories distribution network and increased its production capacity for concrete accessories pursuant to the Gateway Acquisition. The Gateway Acquisition increased the Company's production capacity for steel reinforcing bar support and strengthened the Company's presence in the Midwestern United States.

         In addition, on October 31, 1996, the Company further broadened its wire mesh distribution network and increased its wire mesh production capacity with the Company's acquisition of a wire mesh production facility in North Miami Beach, Florida pursuant to the Florida Wire Acquisition. The Florida Wire Acquisition enhanced the Company's ability to capitalize on demand for wire mesh created by the relatively high level of construction activity in Florida and other areas of the Southeastern United States.

PRINCIPAL PRODUCTS

         The Company manufactures and distributes its products along three principal product lines: fence, wire mesh and concrete accessories. All of the products manufactured by the Company are produced primarily from steel rod. The Company has established leading market positions for each of its principal product lines by, among other things, offering a wide variety of high quality products that serve a broad range of functions for the residential, commercial and infrastructure construction industries. Sales of fence, wire mesh and concrete accessories accounted for approximately 58%, 29% and 13%, respectively, of the Company's $283.4 million of net sales during fiscal year 1996.

Fence

         The Company manufactures and distributes a full line of high quality fence products. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer of chain link fence products in the United States and the second largest distributor of fence products in the United States.

         The Company manufactures fence products at six principal manufacturing facilities. Such products include chain link fence fabric, a full line of aluminum die cast and galvanized pressed steel fittings, PVC color coated wire and vinyl coated colored pipe, tubing and fittings.

         The Company also distributes a variety of fence products that it purchases from third parties. Such products include pipe, tubing, wood, vinyl, aluminum and ornamental iron fence products, gates, hardware and other related products. In addition, the Company assembles wooden fence panels at several of its facilities from wood materials purchased by the Company for use in the installation of residential wood fences.

         The Company's fence products are used in a variety of applications. The Company's chain link fence products primarily serve as security fencing at residential, commercial and governmental facilities, including manufacturing and other industrial facilities, warehouses, schools, airports, correctional institutions, military facilities, recreational facilities, swimming pools and dog kennels. The Company's PVC color coated wire, together with vinyl coated colored pipe, tubing and fittings, are used primarily for tennis courts and other residential applications. The Company's other fence products are used primarily in the construction of wood, vinyl, aluminum or ornamental iron fence systems, and in the construction of all sizes and styles of fence gates for the residential and commercial markets.

         In fiscal year 1996, approximately 38% of the Company's sales of fence products represented products manufactured by the Company. The remaining fence products were purchased as finished goods from third parties for distribution by the Company. The Company purchases the substantial majority of its finished fence products from domestic manufacturers. The Company believes that its full line of fence products provides a competitive advantage by enabling it to provide "one-stop shopping" to its customers, thereby promoting customer loyalty.

Wire Mesh

         The Company manufactures and distributes one of the largest lines of wire mesh in the United States. Based on the Company's knowledge and experience in the industry, the Company believes that it is the largest manufacturer and distributor of wire mesh products in the United States, with a market share of approximately 29% for fiscal year 1996. The Company also manufactures galvanized strand wire that is sold to other manufacturers of wire products.

         The Company manufactures three principal classes of wire mesh, consisting of commodity building mesh (Class B-2), pipe mesh (Class C) and structural mesh (Class D). The Company's wire mesh is produced from wire that ranges in size from 1/8-inch diameter to 3/4-inch diameter, in both smooth and deformed patterns. The Company believes that it is the only company that provides this broad range of wire diameters in its wire mesh products. In addition, the Company recently acquired production capacity for a line of galvanized strand wire pursuant to the Atlantic Steel Acquisition.

         Class B-2 mesh is a commodity building mesh used in housing and light commercial construction, including driveways, slab foundations and concrete walls. Class B-2 mesh accounted for approximately 24% of the Company's wire mesh product line sales in fiscal year 1996. Class C mesh is used to construct reinforced concrete pipe for, among other things, drainage and sewage systems and water treatment facilities. The Company has been producing pipe mesh for over 40 years and has been a leader in this market since the early 1970's. This class of mesh accounted for approximately 33% of the Company's wire mesh product line sales in fiscal year 1996. Class D mesh is a structural wire mesh that is designed as an alternative to steel reinforcing bar for certain types of concrete construction, including roads, bridges and other heavy construction projects. The Company markets its structural mesh as a cost-effective alternative to steel reinforcing bar. Although structural mesh has a higher initial cost to the customer than does steel reinforcing bar, the Company believes that the overall construction cost to the customer is generally lower if structural mesh is utilized. This class of mesh accounted for approximately 31% of the Company's wire mesh product line sales in fiscal year 1996. Galvanized strand wire is used by manufacturers and processors of all types of wire products, including shelving, household and automotive products. Galvanized strand wire accounted for approximately 11% of the Company's wire mesh product line sales in fiscal year 1996.

         The Company believes that its wire mesh product line provides a number of competitive advantages. The Company's broad range of wire diameters in its wire mesh product line provides a competitive advantage by permitting the Company to produce a wide range of custom wire mesh products in a cost effective manner. In addition, the Company's many years of experience as a producer of pipe mesh have permitted it to become an industry leader in innovations such as deformed fabric (which provides stronger bonding of the concrete to the wire) and higher tensile strength (which reduces the amount of steel required to reinforce concrete pipe). The Company also believes that the market for structural wire mesh, which offers the Company relatively high margins compared to other classes of wire mesh, presents a significant growth opportunity.

Concrete Accessories

         The Company manufactures and distributes a full line of high quality concrete accessories, consisting of over 2,000 individual products. The Company believes that it is the second largest manufacturer and distributor of concrete accessories in the United States.

         The Company's concrete accessories include supports for steel reinforcing bars and wire mesh, form ties and related products, basket assemblies (including welded and loose dowel basket assemblies) and anchors and inserts (including imbedded attachments and lifting devices, composite structural wire members and prestress strand hold down anchors). Sales of supports for steel reinforcing bars and wire mesh, form ties and related products, basket assemblies, and anchors and inserts are estimated by the Company to be approximately 45%, 20%, 20% and 8%, respectively, of the Company's concrete accessories product line sales in fiscal year 1996. Although the Company manufactures most of its concrete accessories products, certain products, such as plastic supports for steel reinforcing bar and certain types of form ties, are purchased from third parties for distribution by the Company. The Company continually introduces new products to its concrete accessories product line in its efforts to provide a full line of concrete accessories to its customers.

         The Company's concrete accessories are used in a variety of applications. The Company's supports for steel reinforcing bars and wire mesh are used to position and install steel reinforcing bars and wire mesh in the construction of roads, bridges and other heavy construction projects. The Company's welded and loose dowel basket assemblies are used to reinforce joints between concrete pieces in the paving of roads, highways and runways. The Company's anchors and inserts are used to fasten and lift precast panels and floor panels in the construction of, among other things, commercial buildings.

         In fiscal year 1996, the Company estimates that approximately 80% of the Company's sales of concrete accessories represented products manufactured by the Company. The remaining 20% of concrete accessories was purchased as finished goods for resale by the Company through its 15 regional distribution facilities. The Company generally purchases its finished concrete accessories from domestic manufacturers.

PRODUCTION PROCESS

         The Company manufactures its products at 15 principal facilities, which are strategically located throughout the United States. Of the Company's principal manufacturing facilities, six produce chain link fence fabric and related products, six produce wire mesh and three produce concrete accessories. The Company employs a combination of state-of-the-art and traditional production methods to achieve cost efficiencies in its manufacturing processes. In addition, while the Company's manufacturing facilities are geared primarily toward high-volume, standardized production to promote efficiencies, many of the Company's manufacturing facilities are capable of producing customized products in response to specific customer requirements or applications that are unique to particular geographic regions of the United States. Consequently, each plant is configured to serve as both a high-volume producer of standard products and a job lot producer of specialty products.

Fence

         The Company manufacturers its fence products at six principal manufacturing facilities, which generally operate 16 to 20 hours a day, five days a week. In April, May and June, the busier months of the year, the Company's manufacturing facilities often operate 24 hours a day, five to six days a week.

         The Company's chain link fence manufacturing process is virtually the same at each of its fence manufacturing facilities. The dominant manufacturing process, which is known as "GAW" or "galvanized after weaving," involves three steps. The first step, wire drawing, transforms steel rod into steel wire, primarily ranging in thickness from 12.5 gauge (.095 inches) to 6.0 gauge (.0192 inches). In the second step, the wire is woven into chain link fabric by automated fabric weaving machines pre-set to a specific width (which ranges from three to 20 feet) of chain link fence fabric and to a specific "diamond" size ranging from 3/8-inch to 2 3/8 inches. The third step consists of the galvanizing process, which involves coating the surface of the steel wire with zinc to provide, among other things, corrosion protection.

         The Company also produces other types of coated wire fabric, including polyvinyl chloride or "PVC" coated, aluminum coated and galvanized before weaving ("GBW"). In addition, the Company manufactures a full line of aluminum die cast and galvanized pressed steel fittings.

         The Company's principal fence manufacturing facilities contain a total of 16 wire drawing machines, 120 weaving machines, five hot-dipped galvanizing lines, seven aluminum die cast machines, nine forming and stamping machines and 35 miscellaneous forming and coating machines.

Wire Mesh

         The Company manufacturers its wire mesh products at six manufacturing facilities, which generally operate 24 hours a day, five days a week.

         The Company manufactures wire mesh with wire that ranges in size from 1/8-inch diameter to 3/4-inch diameter, in both smooth and deformed patterns. The Company's wire mesh is manufactured from low-carbon steel rod, which is cleaned by removing "mill scale" by passing the rod through a series of pulleys that mechanically descales the rod. The rod is then pulled through a die that reduces the area of the rod approximately 30 percent. This "cold working" process produces wire that is clean, uniform in diameter and nearly 100 per cent stronger than the original rod. The wire is then processed into the finished product using automatic welding machines. This method of welding, known as electrical resistance welding, produces a very strong welded joint without weakening the steel as much as electrode welding.

         Certain aspects of the production process vary depending on the class of mesh being produced. Commodity building mesh generally is produced in roll and sheet form and is made with small diameter wire. Pipe mesh generally is custom-made to customer specifications. Additional steps in the process of producing structural wire mesh often include bending the mesh to precise shapes, cutting to exact sizes and preparing the surface to allow for the application of special coatings.

         The Company's principal wire mesh manufacturing facilities contain a total of 65 wire drawing machines, 52 automatic mesh welders, one 35 strand galvanizing line and 50 miscellaneous wire straightening and forming machines.

Concrete Accessories

         The Company manufacturers its concrete accessories at three principal manufacturing facilities, which generally operate 16 to 20 hours a day, five days a week.

         The Company's manufacturing process for concrete accessories consists primarily of drawing steel rod into wire and then feeding coils of wire into automatic forming and resistance welding machines which produce the finished product. Additional manufacturing processes include various punch press operations, threading, machining, painting and plastic and epoxy coating of products, as well as numerous manually welded and assembled items. In addition to steel rod, which is the primary raw material for concrete accessories, the Company uses other raw materials such as round bar stock, slit steel coils, reinforcing steel bars and paints, plastisol and epoxy powder used for various coatings.

         The Company's principal concrete accessories manufacturing facilities contain a total of four wire drawing machines, 37 automatic bar support machines and over 200 miscellaneous cutting, forming, threading, welding and coating machines.

RAW MATERIALS

         The products in each of the Company's principal product lines are manufactured primarily from steel rod. Because each of the Company's principal product lines require large quantities of the same raw material, the Company purchases steel rod in significantly larger quantities than would be the case if the Company's product lines were part of separate stand-alone enterprises. Because of such large volume purchases, the Company believes that it typically purchases steel rod at a cost of up to 5% below industry standard. Since steel rod cost comprises a substantial portion of the Company's cost of goods sold (approximately 32% in fiscal year 1996), the Company believes such cost savings provide a significant competitive advantage.

         In recent years, more than 50% of the steel rod purchased by the Company has been produced overseas. The Company, however, also purchases a substantial amount of domestically produced steel rod. All of the Company's purchases of foreign steel rod are made through Mannesmann, which arranges the importation of rod from various overseas sources. The Company's major suppliers of steel rod in the United States include Ameristeel, North Star Steel, Keystone Steel and Raritan.

         In the case of both domestic and foreign steel rod, the Company negotiates quantities and pricing on a quarterly basis. Because all agreements for the purchase of steel rod, whether foreign or domestic, are denominated in United States dollars, the Company is not exposed to significant risks of fluctuations in exchange rates for foreign currency with respect to such agreements.

SALES AND MARKETING; PRINCIPAL CUSTOMERS

         The Company distributes its products to customers in the residential, commercial and infrastructure construction industries through its 55 Company-operated distribution centers, its authorized dealers or shipments of truckload quantities from the plant. The Company believes that its extensive distribution network provides a competitive advantage by allowing it to better serve its customers through increased responsiveness and reduced freight costs. The Company has over 3,900 customers, none of whom individually accounted for more than 10% of the Company's revenues in fiscal year 1996. The Company employs approximately 75 salespeople who have primary responsibility for contacting, taking orders from, and maintaining the Company's relationship with its customers. In addition, members of senior management have frequent contact with many of the Company's customers to ensure that it is meeting the customer's needs. Each distribution center also has dedicated customer service representatives who assist customers on a daily basis with any questions or concerns regarding the Company's products or customer orders. The Company believes that it differentiates itself from its competitors by providing a superior level of service and overall customer satisfaction.

Fence

         The Company sells fence products principally to fence wholesalers and residential and commercial contractors. Although the Company also sells some fence products through home centers, such sales are not a primary focus of the Company's sales efforts.

         The Company's dedicated sales force for its fence product line consists of approximately 48 employees whose sales territories cover the 48 contiguous states. Members of the fence sales force are paid a base salary plus a bonus, a portion of which bonus is based on the profitability of the members' respective sales territories and a portion of which is based on the overall profitability of the fence product line. Sales generally are made through the Company's 40 regional fence distribution centers (six of which are located at the Company's fence manufacturing facilities), which are located in 28 states. Because fence customer orders typically require rapid turn-around time, the Company's distribution centers are strategically located near customers' facilities. The Company also distributes its fence products through a network of approximately 300 authorized dealers located throughout the country.

Wire Mesh

         The Company sells wire mesh products principally to construction products distributors, industrial manufacturers (such as pre-casters of concrete products), lumber yards and manufacturers and processors of all types of wire products, including shelving, household and automotive products.

         The Company's specialized sales force for the wire mesh product line consists of approximately 13 employees whose sales territories cover the 48 contiguous states. Members of the wire mesh sales force generally have engineering backgrounds which permit them to consult with customers regarding product specifications. Members of the wire mesh sales force are paid a base salary plus a bonus, a portion of which bonus is based on the profitability of the members' respective sales territories and a portion of which is based on the overall profitability of the wire mesh product line. Because orders for wire mesh products typically do not require the quick turn-around time that is required for fence products and concrete accessories, the Company's wire mesh products are shipped directly from one of the Company's six wire mesh manufacturing facilities to the customer, generally in truckload quantities. The Company produces most of its wire mesh in response to particular customer orders. The Company's light wire mesh used for residential construction, however, generally is produced in standard patterns in anticipation of customer orders.

Concrete Accessories

         The Company sells its concrete accessories principally to large reinforcing bar fabricators, commercial building supply dealers and construction contractors.

         The Company has a dedicated sales force for its concrete accessories product line consisting of approximately 16 employees whose sales territories cover the 48 contiguous states. Members of the sales force generally are paid a base salary plus a bonus, a portion of which bonus is based on the profitability of the members' sales territories and a portion of which is based on the overall profitability of the concrete accessories product line. The Company's concrete accessories are distributed primarily through 15 regional distribution centers (three of which are located at the Company's concrete accessories manufacturing facilities). Because orders for concrete accessories typically require rapid turn-around time, these distribution centers are strategically located near customers' facilities.

COMPETITION

Fence

         The Company's major national competitor for fence products is Master-Halco, Inc., which has a more extensive local distribution network than does the Company. The Company believes, however, that the Company's more extensive fence manufacturing capabilities provide an advantage to major accounts. The Company also competes with two strong regional competitors for fence products, one of which operates primarily on the East Coast, with particular emphasis on Florida, and one of which operates only manufacturing facilities (with no internal distribution network) primarily east of the Rocky Mountains. The Company's remaining competitors for fence products are smaller regional manufacturers and wholesalers.

         Although the ability to sell fence products at a competitive price is an important competitive factor, the Company believes that other factors, such as perceived quality of product and service and ability to deliver products to customers quickly, are also important to its fence customers. The Company believes that its reputation for quality and service and its ability to deliver product quickly due to the locations of its 40 fence distribution centers, enable the Company to obtain a slight premium in its sales price for fence products, as compared to its principal competitors.

Wire Mesh

         The Company's major competitor for wire mesh is Insteel Wire Products, Inc. The Company faces strong regional competitors in the Midwestern, Southeastern and Mid-Atlantic states. The Company also faces competition from smaller regional manufacturers and wholesalers of wire mesh products.

         The Company believes that its ability to produce a greater variety of products in a wider geographical area provides an advantage to major accounts. The Company believes that its willingness and ability to provide custom-made products that fit its customers' individual needs provides the Company with a significant competitive advantage. In addition, the Company believes that its raw material costs (which the Company believes are lower than many of its competitors) enhance the Company's ability to compete effectively with respect to product price in the wire mesh market.

Concrete Accessories

         The concrete accessories product line faces competition from several significant competitors. Dayton-Superior Corporation is the leading full line national participant in the concrete accessories market, with a market share greater than that of the Company. The Company also faces strong full line competition from a regional competitor and from two other significant competitors, who offer a more limited number of products.

         The Company believes that price, product selection and ability to deliver product quickly are the principal competitive factors in the concrete accessories market. The Company believes that its raw material costs (which the Company believes are lower than many of its competitors) enhance the Company's ability to compete effectively with respect to product price in the concrete accessories market. The Company also believes that its extensive concrete accessories product line enables it to compete effectively. In addition, the Company believes that its ability to deliver its concrete accessories products quickly as a result of the locations of its regional distribution facilities is a competitive advantage for the Company.

REGULATION

Environmental Regulation

         The Company is subject to extensive and changing federal, state and local Environmental Laws including laws and regulations that relate to air and water quality, impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these Environmental Laws. In addition, Environmental Laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

         Although no assurances can be given, the Company believes that the Company and its operations are in compliance in all material respects with all Environmental Laws and the Company is not aware of any non-compliance or obligation to investigate or remediate contamination that could reasonably be expected to result in material liability. This being said, Environmental Laws continue to be amended and revised to impose stricter obligations. The Company cannot predict the effect such future requirements, if enacted, would have on the Company although the Company believes that such regulations would be enacted over time and would affect the industry as a whole.

Health and Safety Matters

         The Company's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Company believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While it is not anticipated that the Company will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, the Company is unable to predict the ultimate cost of compliance with these changing regulations.

PROPERTIES

         The following chart contains certain information regarding each of the Company's manufacturing and distribution facilities as of June 28, 1997.

                                                                                                    SIZE
         LOCATION                                   USE                         LEASED/OWNED     (SQ. FT.)(1)
         --------                                   ---                         ------------     ------------
Corporate Headquarters
Houston, Texas                                  Administrative (Corporate        Leased             10,689
                                                Headquarters)

Fence Product Line
Whittier, California                            Distribution/Manufacturing       Owned              28,910
Tacoma, Washington                              Distribution                     Leased              7,440
Riverside, California                           Distribution                     Leased             19,700
Murray, Utah (Salt Lake   City)(2)              Distribution                     Leased             11,282
Houston, Texas                                  Distribution/Manufacturing       Owned             140,190
Dallas, Texas                                   Distribution                     Leased             10,000
Denver, Colorado                                Distribution                     Leased              9,600
Jacksonville, Florida(2)                        Distribution                     Leased              9,000
New Orleans, Louisiana                          Distribution                     Leased             15,860
Statesville, North Carolina                     Distribution/Manufacturing       Owned              73,829
Forest Park, Georgia (Atlanta)                  Distribution                     Leased              3,675
Hyattsville, Maryland                           Distribution                     Leased             10,560
Charlotte, North Carolina(2)                    Distribution                     Leased             17,666
Nashville, Tennessee                            Distribution                     Leased              6,500
Birmingham, Alabama                             Distribution                     Leased              7,300
Richmond, Virginia                              Distribution                     Leased              2,000
Columbia, South Carolina                        Distribution                     Leased             11,200
Lawrenceville, Georgia  (Atlanta)               Distribution                     Leased              3,500
Raleigh, North Carolina                         Distribution                     Leased              6,834
Pennsauken, New Jersey                          Distribution                     Leased              3,834
New Paris, Indiana                              Distribution/Manufacturing       Owned(3)           61,313
Berkeley, Missouri (St. Louis)                  Distribution                     Leased              7,500
Indianapolis, Indiana                           Distribution                     Leased             36,608
Westfield, Massachusetts                        Distribution                     Owned              50,000
Kansas City, Missouri                           Distribution                     Leased             35,000
Columbus, Ohio                                  Distribution                     Leased             10,430
Louisville, Kentucky                            Distribution                     Leased             16,000
Davie, Florida(2)                               Distribution                     Leased             18,543
Strongsville, Ohio (Cleveland)                  Distribution                     Leased             10,943
Brighton, Michigan (Detroit)                    Distribution/Manufacturing       Leased             65,890
Wheeling, Illinois (Chicago)                    Distribution                     Leased             35,713
Markham, Illinois (Chicago)                     Distribution                     Leased             12,524
Milwaukee, Wisconsin                            Distribution                     Leased              4,200
Brooklyn Park, Minnesota  (Minneapolis)         Distribution                     Leased             15,000
Johnston, Iowa (Des Moines)                     Distribution                     Leased              4,900
Tonawanda, New York (Buffalo)                   Distribution                     Leased             26,000
 Pittsburgh, Pennsylvania                       Distribution                     Leased              5,500
 Harrison, Arkansas                             Distribution/Manufacturing       Owned              72,881
Tampa, Florida(2)                               Distribution                     Owned              70,142

                                                                                                    SIZE
         LOCATION                                   USE                         LEASED/OWNED     (SQ. FT.)(1)
         --------                                   ---                         ------------     ------------
Wire Mesh Product Line
Houston, Texas                                  Manufacturing                    Owned (3)          130,922
Jacksonville, Florida                           Manufacturing                    Owned              145,846
Baltimore, Maryland                             Manufacturing                    Owned              235,000
Oregon, Ohio (Toledo)                           Manufacturing                    Leased              90,000
Tampa, Florida                                  Manufacturing                    Owned (3)           21,450
North Miami Beach, Florida (Miami)              Manufacturing                    Owned               43,500

Concrete Accessories Product Line
Houston, Texas                                  Distribution                     Leased              14,560
New Orleans, Louisiana                          Distribution                     Leased              10,000
Hackensack, New Jersey                          Distribution                     Leased              15,000
Newington, Virginia                             Distribution                     Leased              21,645
Decatur, Georgia                                Distribution                     Leased               4,000
Anaheim, California                             Distribution                     Leased              19,000
Ft. Worth, Texas                                Distribution/Manufacturing       Leased/Owned       161,520
Davie, Florida (4)                              Distribution                     Leased              18,543
Phoenix, Arizona                                Distribution                     Leased               8,871
Hazelton, Pennsylvania                          Distribution/Manufacturing       Leased              76,800
Chicago, Illinois                               Distribution                     Leased              69,425
Tampa, Florida (4)                              Distribution/Manufacturing       Owned               70,142
Jacksonville, Florida (4)                       Distribution                     Leased               9,000
Charlotte, North Carolina (4)                   Distribution                     Leased              17,666
Murray, Utah, (Salt Lake City) (4)              Distribution                     Leased              11,282

--------------------

(1) Does not include square footage of outside storage and other outdoor areas.

(2) This property also contains a distribution center and/or manufacturing facility for concrete accessories.

(3)      A portion of the property is also leased.

(4)      This property also contains a distribution center for fence products.

         The Company believes that its existing facilities provide adequate manufacturing and distribution capacity for its needs. The Company also believes that all of the leases were entered into on market terms.

         The lenders under the Credit Facility have first mortgages on each of the Company's owned manufacturing facilities and distribution centers.

LEGAL PROCEEDINGS

         The Company is involved in various claims and lawsuits incidental to its business. The Company does not believe that these claims and lawsuits in the aggregate will have a material adverse affect on the Company's business, financial condition and results of operations.


         A former stockholder of Holding (the "Dissenting Stockholder") has exercised its statutory appraisal rights pursuant to the Delaware General Corporation Law (the "DGCL") with respect to the merger of a "shell" corporation into Holding (the "Recapitalization Merger") which occurred as part of a recapitalization of the Company and Holding that occurred on December 13, 1996. On February 4, 1997, the Dissenting Stockholder filed a petition with the Delaware Court of Chancery requesting that such court determine the fair value of the Dissenting Stockholder's shares of Holding Common Stock as of the time of the Recapitalization Merger (the "Appraisal Proceeding"). With respect to the Appraisal Proceeding, the Company has recorded a liability to Holding in an amount equal to $3.7 million (which is equal to the amount the Dissenting Stockholder would have received for its Holding Common Stock if it had not exercised its statutory appraisal rights). Although management believes that the value that the Recapitalization Merger provided to be paid to the holders of Holding Common Stock was fair to such holders, there can be no assurance that the Delaware Court of Chancery will agree.

EMPLOYEES

         As of June 28, 1997, the Company had approximately 1,800 employees, all of whom were full time employees. The Company is a party to seven collective bargaining agreements with five unions, of which a total of approximately 270 employees are members. Such collective bargaining agreements cover employees of the Baltimore, Maryland, Tampa, Florida, Whittier, California, Hackensack, New Jersey, Chicago, Illinois, and Oregon, Ohio facilities. The Company considers its relations with its employees to be good.

                                   MANAGEMENT

         The following table sets forth certain information regarding the Company's directors, and executive officers, including their respective ages.


             NAME                             AGE                  POSITION
-----------------------------------------     ---     --------------------------------------------------------
Julius S. Burns..........................     65      President and Chief Executive Officer; Director
Thomas F. McWilliams.....................     54      Director
Carl L. Blonkvist........................     60      Director
Robert N. Tenczar........................     47      Vice President, Chief Financial Officer and Secretary
James M. McCall..........................     54      Vice President-- General Manager-- Mesh
Davy J. Wilkes...........................     59      Vice President-- General Manager-- Concrete Accessories

         Julius S. Burns has been President and Chief Executive Officer and a director of the Company since February 1989. At the present time, Mr. Burns is also acting general manager of the fence product line of the Company. Prior to February 1989, Mr. Burns served as President and General Manager of Ivy Steel & Wire Company, Inc., a predecessor to the Company, for 13 years. Mr. Burns has 31 years of related industry experience.

         Thomas F. McWilliams has been a director of the Company since 1992. Mr. McWilliams is Managing Director of CVC, a small business investment company, and has been affiliated with CVC since 1983. Mr. McWilliams is a member of CVC's three-person investment committee. Mr. McWilliams is a director of Chase Brass Industries, Inc., a metals processing company, Ergo Science Corporation, a pharmaceutical product development company and various other private companies.

         Carl L. Blonkvist has been a director of the Company since April 1997. Mr. Blonkvist is Senior Vice President of Operations for the Brinkmann Corporation, and has been affiliated with the Brinkmann Corporation since June 1996. Mr. Blonkvist was Senior Vice President of Coca-Cola Foods from January 1994 to April 1996, and was a Senior Partner of Computer Science Corporation, a consulting firm, from 1991 to 1994. In 1984, Mr. Blonkvist formed Paragon Consulting Group, a consulting firm specializing in operations strategy, which was purchased by Computer Science Corporation in 1991. From 1965 to 1984, Mr. Blonkvist served in various management positions of increasing responsibility at Booz, Allen & Hamilton, a consulting firm.

         Robert N. Tenczar has been Vice President, Chief Financial Officer and Secretary of the Company since May 1993. From 1985 to 1993, Mr. Tenczar was employed by Baker Hughes Incorporated, Houston, Texas, most recently as Vice President -- Finance of its Envirotech Controls division.

         James M. McCall has been employed with the Company and its predecessors in various management positions of increasing responsibility since 1975, most recently as the Company's Vice President -- General Manager -- Mesh since 1989.
Mr. McCall has 33 years of related industry experience.

         Davy J. Wilkes has been employed by the Company and its predecessors since 1974, most recently as the Company's Vice President -- General Manager -- Concrete Accessories. Mr. Wilkes has 37 years of related industry experience.

         Each director holds office until the next annual meeting of stockholders of the Company or until their successor is duly elected and qualified. All officers are elected annually and serve at the direction of the Board of Directors. The bylaws of the Company provide for a three member Board of Directors. Directors of the Company are reimbursed for all expenses actually incurred for each Board meeting which they attend. Directors do not receive a fee for any meetings they attend. The executive officers of the Company are elected by the Board of Directors to serve at the discretion of the Board.

OTHER KEY EMPLOYEES

         The Company believes that the following non-executive officers, who are responsible for management of key regional divisions, are expected to make significant contributions to the business of the Company.

         Michael W. Babcock has been employed by the Company and its predecessors since 1973, most recently as the Company's Vice President and/or General Manager of the Fence Midwest region. Prior to that, Mr. Babcock was Sales Manager of the Midwest region from 1977 to December 1984. Mr. Babcock is 51 years old.

         Michael W. Weaver has been Vice President and General Manager of the Fence Southwest region since January 1991. Mr. Weaver was Sales Manager of the Fence Eastern region from 1983 to 1990. He has served the Company and predecessor businesses since 1971. Mr. Weaver is 50 years old.

         John Amos has been Vice President and General Manager of the Fence Western region since September 1988. Prior to that, Mr. Amos was Vice President and Chief Operating Officer of the Anchor Post Products Division of PPA Industries, a predecessor to the Company. Mr. Amos had been with the Anchor Post Products division of PPA Industries and its predecessor companies in various positions of increasing responsibility since 1946. Mr. Amos is 71 years old.

         William H. Stewart has been Vice President and/or General Manager of the Fence Eastern region since August 1987. Prior to his promotion to General Manager, Mr. Stewart served on various management positions of increasing responsibility with the Company and its predecessors since 1969. Mr. Stewart has 27 years of related industry experience. Mr. Stewart is 51 years old.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation for fiscal year 1996 awarded to or earned by the chief executive officer of the Company and the three other most highly compensated executive officers of the Company whose salary and bonus exceeded $100,000 for services rendered in all capacities.

                          SUMMARY COMPENSATION TABLE


                                                                           ANNUAL COMPENSATION(1)            ALL OTHER
         NAME AND PRINCIPAL POSITION                                       SALARY          BONUS            COMPENSATION
         ---------------------------                                       ------          -----            ------------
Julius S. Burns                                                          $  250,020      $  400,000          $ 24,063(2)
  President and Chief Executive Officer............................
James M. Mccall                                                             139,860          99,495             9,217(3)
  Vice President-- General Manager-- Mesh..........................
Robert N. Tenczar                                                           114,600          83,700             4,861(4)
  Vice President And Chief Financial Officer.......................
Davy J. Wilkes                                                              111,600          53,100            11,700(5)
  Vice President-- General Manager-- Concrete Accessories..........

----------

(1) The named executive officers did not receive annual compensation not properly categorized as salary or bonus, except for certain perquisites and other personal benefits which are not shown because the aggregate amount of such compensation for each of the named executive officers during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(2) Represents a $1,344 annual contribution to the 401(k) plan (as defined herein) and a $22,719 annual contribution to the Pension Plan (as defined herein).

(3) Represents a $600 annual contribution to the 401(k) plan and a $8,617 annual contribution to the Pension Plan.

(4) Represents a $716 annual contribution to the 401(k) plan and a $4,145 annual contribution to the Pension Plan.

(5) Represents a $842 annual contribution to the 401(k) plan and a $10,858 annual contribution to the Pension Plan.

         None of the executive officers named in the Summary Compensation table were granted options to purchase any capital stock of Holding during fiscal year 1996.

         The table below sets forth information concerning each exercise of options for Series A Junior Preferred Stock, par value $.01 per share, of Holding (the "Holding Series A Junior Preferred Stock"), during fiscal year 1996 by the executive officers named in the Summary Compensation Table, the number of exercisable and unexercisable options for Holding Series A Junior Preferred Stock held by them and the fiscal year-end value of such exercisable and unexercisable options.

      AGGREGATED HOLDING OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE

                                                   NUMBER OF               VALUE OF UNEXERCISED
                                             UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS
                      SHARES                   FISCAL YEAR-END(1)         AT FISCAL YEAR-END(1)
                    ACQUIRED      VALUE   ---------------------------   --------------------------
      NAME          ON EXERCISE  REALIZED  EXERCISABLE   UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------     -----------  -------- ------------   -------------  -----------   -------------
Julius S. Burns . .     --          --        8,900.10        --          $778,010        --
James M. McCall . .     --          --        2,205.16        --           192,766        --
Davy J. Wilkes  . .     --          --        1,350.91        --           118,091        --

--------------------

(1) All outstanding options for Holding Series A Junior Preferred Stock were terminated in April 1997 in connection with the consummation of the Old Notes Offering. The number of shares of Holding Series A Junior Preferred Stock for which such options were exercisable increased from time to time as dividends accrued with respect to shares of outstanding Holding Series A Junior Preferred Stock (whether or not such dividends were paid).

MERCHANTS METALS HOLDING COMPANY 1988 STOCK OPTION PLAN

         Certain eligible employees and non-employee directors of the Company and Holding may be granted options to purchase up to an aggregate of 30,000 Holding Class A Common Stock (as defined herein) pursuant to the Merchant Metals Holding Company 1988 Stock Option Plan (the "Holding Stock Option Plan"). The Holding Stock Option Plan is administered by the Administration Committee, the members of which are appointed by the Board of Directors of Holding. Presently, the members of the Administration Committee consists of the current members of the Board of Directors of Holding (which are the same persons who constitute the Board of Directors of the Company).

         The Administration Committee has the ability to determine, among other things, which individuals will be granted options under the Holding Stock Option Plan and such committee has the ability to determine the exercise price, term (up to ten years) and vesting schedule of the options granted under the Holding Stock Option Plan.

         Any unexpired and unexercised options (or portion thereof) will be forfeited if an employee ceases to be in the employ of the Company for any reason other than disability, death or retirement. If an employee ceases to be in the employ of the Company by reason of disability or upon retirement, any unexercised options (or portions thereof) shall terminate on the date that is three months from the date of such employee's termination by reason of disability or retirement, as applicable (unless such option expires by its terms on an earlier date).

         In the event an employee dies while in the employ of the Company, any option granted to such employee pursuant to the Holding Stock Option Plan will be exercisable during the three month period commencing on the date following the date of his death (unless it expires sooner under its terms). Such options will terminate at the end of such three month period to the extent such options were not exercised during such three month period.

         As of August 15, 1997, there were outstanding options to purchase 18,890 shares of Holding Class A Common Stock at an exercise price of $1.00 per share. Options for an additional 11,110 shares of Holding Class A Common Stock are available for issuance under the Holding Stock Option Plan.

401(k) PLAN

         The Company maintains the MMI Products Inc. 401(k) Savings Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). All Company employees are eligible to participate in the 401(k) Plan after one year of employment. Employees may elect to make pre-tax contributions to the 401(k) Plan, subject to applicable statutory maximum limits. The Company makes matching contributions (subject to statutory limits) in an amount equal to 25% of the participant's contributions on the first 2% of compensation contributed by an employee under the 401(k) Plan. In addition, the Company may make additional contributions in such amounts as it may elect. Company contributions vest 25% per year of the participant's service with the Company.

PENSION PLAN

         The Company maintains the MMI Products, Inc. Pension Plan (the "Pension Plan"), which is a money purchase defined contribution plan. The Pension Plan, which is intended to be qualified under Section 401(a) of the Code, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of the Company (other than employees covered by a collective bargaining agreement) generally are eligible to participate in the Pension Plan after one year of employment. The Company makes annual contributions to the Pension Plan for each eligible employee in accordance with a formula that is based on the participant's age and level of compensation. The Pension Plan provides for one time 100% vesting after five years of service.

EMPLOYMENT AGREEMENT

         Julius S. Burns, the Company's President and Chief Executive Officer, has entered into an employment agreement with the Company that will expire (unless renewed) on December 31, 1999. The agreement provides for a base salary of $250,000 per year, which may be increased annually in the discretion of the Board of Directors, and a discretionary annual bonus based on performance criteria established from time to time by the Board of Directors.

         If Mr. Burns' employment is terminated as a result of his death or total disability, then Mr. Burns (or his estate in the event of his death) shall be entitled to receive Mr. Burns' base salary accrued through the date of termination plus bonus payment prorated to the date of termination based on Mr. Burns' bonus for the previous year.

         If Mr. Burns' employment is terminated by the Company for Cause (as defined therein), Mr. Burns will be entitled to receive only his base salary accrued through the date of termination. If Mr. Burns' employment is terminated by the Company other than for Cause, Mr. Burns will be entitled to receive, as a lump sum payment, the amounts to which he (or his estate) would have been entitled in the event of his death or total disability, plus monthly severance equal to his base salary for the lesser of twelve months or the remaining term of the employment agreement.

         If Mr. Burns' employment is terminated by the Company within one year following a "change in control," then, in addition to the compensation to which Mr. Burns would be entitled in the event of termination other than for Cause (and in lieu of any other bonus payment), Mr. Burns will be entitled to receive a bonus payment prorated for the lesser of 12 months or the remaining term of the Employment Agreement.

PUT AGREEMENT

         Upon Julius S. Burns' death, any Parent Common Units that Mr. Burns owns will automatically be exchanged for a like number of shares of Holding Common Stock. Mr. Burns has entered into the Amended and Restated Put Agreement (the "Burns Put Agreement") pursuant to which Mr. Burns' estate will have, upon satisfaction of certain conditions, the option during the 90 day period following his death to cause Holding (or its designee) to repurchase Holding Common Stock held by Mr. Burns at such time of his death as have a fair market value of up to $2.0 million (the "Put Right"). The Put Right may be exercised only if at the time of Mr. Burns' death: (a) Mr. Burns was an employee of Holding or any of its subsidiaries; (b) Mr. Burns had either (i) retired at or after age 67, (ii) voluntarily terminated his employment with Holding or any of its subsidiaries for Good Reason (as defined therein) within six months following a Change in Control (as defined therein), (iii) been terminated by Holding or any of its subsidiaries without Cause (as defined therein) or (iv) otherwise retired with the consent of the Board of Directors of Holding; or (c) Mr. Burns was no longer employed by Holding due to a disability recognized by the Board of Directors of Holding.

         The purchase price to be paid by Holding upon the exercise of the Put Right shall be payable through the application of proceeds payable under certain life insurance contracts purchased by the Company (with a maximum aggregate premium of up to $100,000) to provide funds to pay the maximum purchase price of $2,000,000. The Burns Put Agreement will terminate on December 31, 2000, unless earlier terminated in accordance with its terms. Holding, in its sole discretion, may elect to terminate the Burns Put Agreement, at any time prior to Mr. Burns' death, if Mr. Burns is in material default of his obligations under that certain Non-Competition Agreement dated as of December 31, 1994, between Mr. Burns and the Company.

NON-COMPETITION AGREEMENT

         Julius S. Burns has entered into a Non-Competition Agreement with the Company under which he has agreed not to: (i) disclose, during or after the term of his employment, any of the Confidential Information (as defined therein) to any person or entity for any reason or purpose whatsoever, (ii) solicit or induce for a period of two years following termination any person employed by, or the agent of, the Company to terminate his contract of employment or agency with the Company and (ii) compete with the Company in any business in which the Company is engaged in at the date of termination in any state in the United States of America in which the Company has made sales during the 12 months immediately preceding termination for a period of two years following termination. If Mr. Burns is terminated by the Board of Directors of the Company by written or oral notice, Mr. Burns' non-competition restriction will apply only for a period of one year, plus the number of months the Company elects to pay monthly severance payments to Mr. Burns after the expiration of such one year period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board of Directors of the Company is responsible for determining executive officer compensation. Julius S. Burns currently serves as both a director and the President and Chief Executive Officer of the Company.

                               SECURITY OWNERSHIP

         The Company is a wholly owned subsidiary of Holding. More than 98% of the capital stock of Holding is owned by Parent. No director or named executive officer owns shares of Holding capital stock. The following table and the accompanying footnotes set forth, as of August 15, 1997, the beneficial ownership of Parent's equity interests by (i) each person who is known to the Company to own beneficially more than 5% of either class of Parent's outstanding Common Units, (ii) each director and named executive officer, and
(iii) all directors and officers as a group. On all matters submitted to a vote of the members of Parent, holders of Parent Class A Common Units and Parent Class B Common Units (as defined herein) are entitled to cast, in the aggregate, (i) 50.5% of the total number of votes and (ii) 49.5% of the total number of votes, respectively, entitled to be cast by holders of all of the Parent Common Units then outstanding.

                                              NUMBER OF                        PERCENT OF CLASS
                                             COMMON UNITS                      OF COMMON UNITS
                                        -----------------------------------------------------------     PERCENT OF TOTAL
     NAME AND ADDRESS                     CLASS A    CLASS B(1)             CLASS A      CLASS B         VOTING POWER (2)
--------------------------              ----------   -----------           ----------    ----------    ----------------------
Julius S. Burns . . . . . . . . . .        58,902           --                52.2%          --                26.3%
  c/o MMI Products, Inc.
  515 West Greens Rd., Ste. 710
  Houston, Texas 77067

Thomas F. McWilliams  . . . . . . .           --      17,014(3)                 --          2.6%                1.3%
 c/o Citicorp Venture Capital Ltd.
 399 Park Avenue
 14th Floor, Zone 4
 New York, New York 10043

Robert N. Tenczar . . . . . . . . .         7,500           --                 6.6%          --                 3.4%
  c/o MMI Products, Inc.
  515 West Greens Rd.,   Ste. 710
  Houston, Texas 77067

James M. McCall . . . . . . . . . .        13,850           --                12.3%          --                 6.2%
  c/o MMI Products, Inc.
  515 West Greens Rd.,   Ste. 710
  Houston, Texas 77067

Davy J. Wilkes  . . . . . . . . . .        10,450           --                 9.3%          --                 4.7%
  c/o Meadow Steel Products
  5110 Santa Fe Road
  Tampa, Florida 33619

Citicorp Venture Capital Ltd  . . .           --     497,473(4)                 --         76.3%               37.8%
  399 Park Avenue
  14th Floor, Zone 4
  New York, New York 10043

CCT Partners III  . . . . . . . . .           --      87,789(5)                 --         13.5%                6.7%
  c/o Citicorp Venture Capital Ltd.
  399 Park Avenue
  14th Floor, Zone 4
  New York, New York 10043

William T. Comfort  . . . . . . . .           --         34,154                 --          5.2%                2.6%
  c/o Citicorp Venture Capital Ltd.
  399 Park Avenue
  14th Floor, Zone 4
  New York, New York 10043

Michael W. Babcock  . . . . . . . .         7,520           --                 6.7%          --                 3.4%
  c/o Merchants Metals
  71347 CR 23
  New Paris, Indiana 46553

Michael Weaver  . . . . . . . . . .         9,160           --                 8.1%          --                 4.1%
  4901 Langley Road
  Houston, Texas
All Directors and Executive                90,702        17,014               80.3%         2.6%               41.8%
  Officers as a Group . . . . . . .

--------------------

*         Less than one percent (1%).

(1) Each Parent Class B Common Unit is convertible at any time, at the option of the holder, into one Parent Class A Common Unit.
(2) Represents the total voting power represented by the Parent Class A Common Units or Parent Class B Common Units held by each of the indicated persons.
(3) Includes 4,006 Parent Class B Common Units owned of record by Alchemy, L.P., an affiliate of Mr. McWilliams.
(4) Does not include 87,789 Parent Class B Common Units held by CCT Partners III, an affiliate of CVC, as to which CVC disclaims beneficial ownership.
(5) Does not include 497,473 Parent Class B Common Units held by CVC, an affiliate of CCT Partners III, as to which CCT Partners III disclaims beneficial ownership.


INDEMNIFICATION OF DIRECTORS

         The Company has entered into Indemnification Agreements with certain of its directors and executive officers pursuant to which it will indemnify such persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the DGCL. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding.

                              THE RECAPITALIZATION


        In December 1996, Holding effected the Recapitalization. The purposes of the Recapitalization included (i) the cash-out of stockholders of Holding that were no longer actively associated with Holding's businesses, (ii) the retirement of high coupon (as compared to current market rates) debt and preferred stock and (iii) the issuance of new Holding Common Stock (or options to acquire new Holding Common Stock) to members of management who had not previously owned Holding Common Stock, at affordable prices and without a dilutive (both numerical and economic) impact on existing holders of Holding Common Stock.

        In structuring the Recapitalization, the Board of Directors of Holding utilized a valuation prepared by a nationally recognized accounting firm. The valuation report determined that Holding had an enterprise value between $105 million and $115 million. This enterprise value was then reduced by the implied value of outstanding debt (principal plus unpaid interest) and preferred stock (redemption price plus unpaid dividends) to arrive at the range of implied value of common equity of $30,967,000 to $40,967,000 for Holding Common Stock prior to Recapitalization. At the mid-point, and after taking into account "in-the-money" options, the valuation per share of Holding Common Stock immediately prior to the Recapitalization was $39.57.

        In connection with the Recapitalization, and as result of a merger of a newly formed "shell" company into Holding, all of the old Holding Common Stock was either paid out in cash (at $39.57 per share) or exchanged for new subordinated, non-convertible preferred stock with a redemption price equal to the value of the exchanged Holding Common Stock. In addition, certain investors and management of the Company purchased new shares of a new class of Holding Common Stock for $1.00 per share. Because all of the old Holding Common Stock was either cashed out or exchanged for new preferred stock with a redemption price equal to the pre-Recapitalization value of the old Holding Common Stock, the full common equity value of Holding before the Recapitalization bears no relationship to the common equity value of Holding after the Recapitalization. The value of the new class of Holding Common Stock issued in the Recapitalization equaled the cash proceeds received ($1.00 per share).

        Immediately following the Recapitalization, Holding issued new Holding Common Stock options to certain employees for an aggregate 17,890 shares of the new class of Holding Common Stock, which options will vest over a four year period. Because Holding's Board of Directors did not intend for the new options to be compensatory, the exercise price per share was set at $1.00, which represented the fair market value per share of the new Holding Common Stock at the date of grant, consistent with the price paid for new shares of Holding Common Stock in the Recapitalization.

                              CERTAIN TRANSACTIONS

REDEMPTION OF HOLDING PREFERRED STOCK AND REPURCHASE OF STOCK OPTIONS

         A portion of the proceeds of the Old Notes Offering was used to distribute to Holding sufficient funds to permit Holding to redeem all of the outstanding Holding Series A Junior Preferred Stock and the Series B Senior Preferred Stock, par value $.01 per share, of Holding (the Holding Series B Senior Preferred Stock," and together with the Holding Series A Junior Preferred Stock, the "Holding Preferred Stock"), and to repurchase certain options held by Mannesmann and members of the Company's management that were exercisable for shares of Holding Series A Junior Preferred Stock. The number of shares of Holding Series A Junior Preferred Stock for which such options were exercisable increased automatically as dividends accrued with respect to shares of outstanding Holding Series A Junior Preferred Stock. Upon completion of the Old Notes Offering, Thomas F. McWilliams, Julius S. Burns, James M. McCall, Davy J. Wilkes, CVC, CCT Partners III, William T. Comfort, Michael W. Babcock, and Michael Weaver received in the aggregate approximately $1,170,000, $2,281,000, $539,000, $411,000, $40,545,000, $7,155,000, $1,287,000, $288,000
and $143,000, respectively, for their shares of Holding Preferred Stock and their options.

THE RECAPITALIZATION


         On December 13, 1996, the Company and Holding effected the Recapitalization pursuant to which the indebtedness of the Company and the equity of Holding were significantly restructured. Pursuant to the Recapitalization, the Company repaid (i) approximately $192,000 of the Company's subordinated indebtedness (plus accrued but unpaid interest) held by Thomas F. McWilliams, a director of the Company, and (ii) approximately $14,250,000 of the Company's subordinated indebtedness (plus accrued but unpaid interest) held by CVC and an affiliate of CVC.


         Also pursuant to the Recapitalization, as a result of the Recapitalization Merger, the capital stock of Holding outstanding prior to the Recapitalization Merger was converted into the right to receive cash. As a result, (i) CVC became entitled to receive approximately $37,355,000, (ii) Thomas F. McWilliams became entitled to receive approximately $822,000, (iii) Julius S. Burns, the Company's President and Chief Executive Officer and a director of the Company, became entitled to receive approximately $1,749,000,
(iv) James M. McCall and Davy J. Wilkes, who are executive officers of the Company, became entitled to receive approximately $485,000 and $373,000, respectively, and (v) Michael W. Babcock and Michael Weaver, each of whom owns in excess of 5% of the Holding Class A Common Stock, became entitled to receive approximately $182,000 and $63,000, respectively.

         Immediately following the Recapitalization Merger, pursuant to the Recapitalization, (i) CVC and an affiliate of CVC purchased shares of Holding Common Stock and Holding Preferred Stock for an aggregate of approximately $46,709,000 and (ii) Messrs. McWilliams (together with an affiliated limited partnership), Burns, Tenczar, McCall, Wilkes, Babcock, Weaver and Comfort purchased shares of Holding Common Stock and Holding Preferred Stock for aggregate purchase prices of approximately $1,149,000, $1,487,000, $8,000, $342,000, $289,000, $150,000, $72,000 and $1,279,000, respectively.

CONTRIBUTION OF HOLDING COMMON STOCK TO PARENT

         On June 12, 1997, in connection with the formation of Parent, holders of Holding Common Stock representing more than 98% of the voting power of Holding contributed (the "Contribution") all of their respective shares of Holding Common Stock to Parent in exchange for the same number of Parent Common Units. As a result of the Contribution, Parent owns more than 98% of Holding Common Stock (representing more than 98% of the voting power of Holding).

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         The Old Notes were originally sold by the Company on April 16, 1997 to the Initial Purchaser pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions. As a condition to the completion of the Old Notes Offering, the Company entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Company agreed to use its best efforts to cause to be filed with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to an offer to exchange the Old Notes for Exchange Notes. The Exchange Notes will be substantially identical to the Old Notes, except that the Exchange Notes will bear a Series B designation and will have been registered under the Securities Act and, therefore will not contain terms with respect to transfer restrictions (other than those that might be imposed by state securities laws) and will not be entitled to registration rights or other rights under the Registration Rights Agreement. In the event that (i) the Exchange Offer is not available to any holder or may not be consummated because, in either case, it would violate applicable securities laws or because the applicable interpretations of the staff of the Commission would not permit the Company to effect the Exchange Offer, or (ii) for any other reason the Exchange Offer is not consummated within 165 days of the Closing Date, the Company will use its reasonable best efforts to cause to be filed with the Commission, no later than 195 days after the completion of the Old Notes Offering, the Shelf Registration Statement. The Company will use its best efforts to cause the Shelf Registration Statement to be declared effective on or before the 75th day after the required filing date.

         Under existing interpretations of the staff of the Commission, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an "affiliate" of the Company or intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretations of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

         Each holder who wishes to exchange such Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) it is not an affiliate of the Company, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes and (iii) it is acquiring the Exchange Notes in its ordinary course of business. In addition, broker-dealers receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of Exchange Notes. The Commission has taken the position that such broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Old Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow such broker-dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for a period of 180 days after the Exchange Offer Registration Statement is declared effective.

         The Registration Rights Agreement provides that, to the extent not prohibited by any applicable law or Commission policy, (i) the Company will cause to be filed with the Commission an Exchange Offer Registration Statement on or prior to 60 days after the completion of the Old Notes Offering, (ii) the Company will use its best efforts to have such Exchange Offer Registration Statement declared effective under the Securities Act by the Commission on or prior to 135 days after the completion of the Old Notes Offering, (iii) the Company shall have commenced the Exchange Offer and shall use its best efforts to cause the Exchange Offer to be consummated on or prior to 165 days after the completion of the Old Notes Offering, and (iv) the Company, if it is obligated to cause the Shelf Registration Statement to be filed with the Commission, will cause to be filed with the Commission the Shelf Registration Statement, no later than 195 days after the completion of the Old Notes Offering, and use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the Commission. The Company shall use its best efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the second anniversary of the completion of the Old Notes Offering or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

         If (i) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or prior to the date specified for such filing, (ii) any of such registration statements are not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (iii) the Company fails to consummate the Exchange Offer on or prior to 30 days after the Effectiveness Target Date with respect to the Exchange Offer Registration Statement (if the Company is required by the Registration Rights Agreement to complete the Exchange Offer), or (iv) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iv) above, a "Registration Default"), then the Company will be required to pay Liquidated Damages to each holder affected by such Registration Default on each interest payment date. Liquidated Damages shall accrue from and after the date of each Registration Default, and shall continue to accrue thereafter until such Registration Default has been cured or waived as set forth in the Registration Rights Agreement, at a rate equal to 0.25% per annum of the principal amount of Old Notes during the first 90-day period immediately following the occurrence of such Registration Default, which rate shall increase by an additional 0.25% per annum on the first day of each subsequent 90-day period up to a maximum rate equal to 1.0% per annum.

         The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

         Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

         The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that (i) the Exchange Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights generally will terminate when the Exchange Offer is terminated. The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

      The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered. As of the date of this Prospectus, $120,000,000 aggregate principal amount of Old Notes were outstanding.

         Holders of Old Notes do not have any appraisal or dissenters rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

         The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

         If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See " -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean 5:00 p.m., New York time, on _________,1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange offer is extended.

         In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date.

         The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under " -- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE EXCHANGE NOTES

         The Exchange Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such Exchange Note or, if no interest has been paid or duly provided for on such Old Note, from April 16, 1997. Interest on the Exchange Notes is payable semi-annually on each April 15 and October 15, commencing on October 15, 1997.

         Holders of Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last date to which interest has been paid or duly provided for on the Old Notes prior to the original issue date of the Exchange Notes or, if no such interest has been paid or duly provided for will not receive any accrued interest on such Old Notes, and will be deemed to have waived, the right to receive any interest on such Old Notes accrued from and after the last date to which interest has been paid or duly provided for on the Old Notes or, if no such interest has been paid or duly provided for, from and after April 16, 1997.

PROCEDURES FOR TENDERING

         For a holder of Old Notes to tender Old Notes validly pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer), an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at the address set forth in the Letter of Transmittal prior to 5:00 p.m., New York time, on the Expiration Date. In addition, prior to 5:00 p.m., New York time, on the Expiration Date, either (a) certificates for tendered Old Notes must be received by the Exchange Agent at such address or (b) such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Exchange Agent, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal).

         The term "Agent's Message" means a message transmitted by the Depository, received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that the Depository has received an express acknowledgment from the participant in the Depository tendering Old Notes which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by the Depository and received by the Exchange Agent, which states that the Depository has received an express acknowledgment from the participant in the Depository tendering Old Notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

         By tendering Old Notes pursuant to the procedures set forth above, each holder will make to the Company the representations set forth above in the third paragraph under the heading " -- Purpose and Effect of the Exchange Offer."

         The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. see "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner" included with the Letter of Transmittal.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "Eligible Institution").

         If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

         If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility"), for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

         The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for the DTC Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Old Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Exchange Agent.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends, to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

                 (a)      the tender is made through an Eligible Institution;

                 (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

                 (c) such properly completed and executed Letter of Transmittal (of facsimile thereof), as well as the certificates representing all tendered Old Notes in proper form for transfer (or a confirmation of book- entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon five New York Stock Exchange trading days after the Expiration Date.

         Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth in the Letter of Transmittal prior to 5:00 p.m., New York time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under " -- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

         Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                 (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable discretion, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

                 (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the Company's reasonable discretion, might materially impair the ability of the Company to proceed with the Exchange offer or materially impair the contemplated benefits of the Exchange offer to the Company; or

                 (c) any governmental approval has not been obtained, which approval the Company shall, in the Company's reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

                 (d) there shall have occurred (1) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (2) any significant adverse change in the price of the Old Notes or in the United States securities or financial markets, (3) a material impairment in the trading market for debt securities, (4) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (5) any limitation (whether or not mandatory) by a government authority, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions in the United States; or

                 (e) a commencement of war, armed hostilities or other national or international crisis directly or indirectly involving the United States.

         If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "-- Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

EXCHANGE AGENT

         United States Trust Company of Texas, N.A. (the "Exchange Agent") has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent at the address indicated in the Letter of Transmittal. Delivery to an address other than as set forth in the Letter of Transmittal will not constitute a valid delivery.

FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

         The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

         The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

         The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, (iii) pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel, if the Company so requests), (iv) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE EXCHANGE NOTES

         With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties (for example, the letters of the commission to (i) Exxon Capital Holdings Corporation, available May 13, 1988, (ii) Morgan Stanley & Co., Inc. available June 5, 1991 and (iii) Shearson & Sterling, available July 2, 1993), the Company believes that a holder or other person (other than a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act) who receives Exchange Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

         Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes and (iii) it is acquiring the Exchange Notes in its ordinary course of business. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that Participating Broker-Dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the Exchange Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or such other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such Exchange Notes for a period ending 180 days after the date on which the Exchange Offer Registration Statement is declared effective. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of Exchange Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth in the Letter of Transmittal. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

                         DESCRIPTION OF EXCHANGE NOTES

GENERAL

         The Old Notes were issued and the Exchange Notes will be issued pursuant to the Indenture dated April 16, 1997 (the "Indenture") between the Company and U.S. Trust Company of Texas, N.A., as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. Although the following summary contains all of the material terms and provisions of the Exchange Notes and the Indenture, it does not purport to be complete and is qualified in its entirety by reference to the Exchange Notes and the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture will be made available to prospective purchasers of Exchange Notes as set forth below under " -- Additional Information." The definitions of certain terms used in the following summary are set forth below under " -- Certain Definitions." Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Indenture.

         The Old Notes are, and the Exchange Notes will be, general unsecured obligations of the Company, limited to $200.0 million aggregate principal amount outstanding at any given time of which $120.0 million aggregate principal amount was issued in the Old Notes Offering. Additional amounts may be issued in one or more series from time to time subject to the limitations set forth under " -- Certain Covenants -- Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and restrictions contained in the Credit Facility. The Exchange Notes will rank pari passu with any Old Notes that remain outstanding following the Exchange Offer. The Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and senior or pari passu in right of payment to all existing and future subordinated Indebtedness of the Company, in each case, whether outstanding on the date of the Indenture or incurred thereafter. See " -- Subordination." The Exchange Notes, like the Old Notes, will not be guaranteed by Holding or by any other person or entity. The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Initially, the Trustee will act as paying agent and registrar for the Exchange Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that
(i) the Exchange Notes bear a Series B designation, (ii) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated.

         The Company does not currently have any Subsidiaries. If, in the future, the Company creates or acquires any Subsidiaries, it will be permitted to designate Subsidiaries as either "Restricted Subsidiaries," which will be subject to all the provisions of the Indenture, or as "Unrestricted Subsidiaries," which generally will not be subject to the provisions of the Indenture (other than certain provisions, such as those establishing the requirements that must be met in order for a Subsidiary to be treated as an Unrestricted Subsidiary and the provisions described under the "Limitation on Restricted Payments" and "Transactions with Affiliates" covenants and the related definitions, which will limit the Company's ability to make investments in, or otherwise engage in transactions with, Unrestricted Subsidiaries). The following Description of Exchange Notes has been prepared as though the Company currently has Subsidiaries that have been designated as Restricted Subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

         The Exchange Notes will mature on April 15, 2007. Interest on the Exchange Notes will accrue at the rate of 11.25% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 1997, to holders of record on the immediately preceding April 1 and October 1. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such Exchange Note or, if no interest has been paid or duly provided for on such Old Note, from April 16, 1997. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         The Exchange Notes will be payable as to principal, premium, if any, interest and Liquidated Damages, if any, thereon at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, thereon may be made by check mailed to the holders of the Exchange Notes at their respective addresses set forth in the register of holders of the Notes; provided that all payments with respect to Global Notes will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.

         The Trustee is Paying Agent and Registrar under the Indenture. The Company may act as Paying Agent or Registrar under the Indenture, and the Company may change the Paying Agent or Registrar without notice to the holders of the Exchange Notes.

OPTIONAL REDEMPTION

         The Notes will not be redeemable at the Company's option prior to April 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

YEAR                                                       PERCENTAGE
----                                                       ----------
2002  . . . . . . . . . . . . . . . . . . . . . . . . . .    105.625%
2003  . . . . . . . . . . . . . . . . . . . . . . . . . .    103.750%
2004  . . . . . . . . . . . . . . . . . . . . . . . . . .    101.875%
2005 and thereafter . . . . . . . . . . . . . . . . . . .    100.000%

         Notwithstanding the foregoing, on or prior to April 15, 2000, the Company may, at its option, redeem at any time or from time to time up to 35% of the aggregate original principal amount of the Notes (including, for this purpose, one or more series of notes issued under the Indenture after the Closing Date) issued at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided, however, that at least $78.0 million in aggregate principal amount of Notes remains outstanding following each such redemption; provided, further, that notice of such redemption shall be given not later than 30 days, and such redemption shall occur not later than 60 days, after the date of the closing of any such Public Equity Offering.

SELECTION AND NOTICE

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate, unless otherwise provided in the Indenture, provided that no Notes of $1,000 principal amount or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date (unless the Company shall default in the payment of the redemption price, together with accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date), interest will cease to accrue on Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

         Except as set forth below under " -- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

REPURCHASE AT THE OPTION OF HOLDERS

Change of Control

         Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a repurchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of repurchase (the "Change of Control Payment Date"). Notice of a Change of Control Offer shall be prepared by the Company and shall be mailed by the Company with a copy to the Trustee or, at the option of the Company and at the expense of the Company, by the Trustee within 30 days following a Change of Control to each holder of the Notes and such Change of Control Offer must remain open for at least 30 and not more than 40 days (unless otherwise required by applicable law). In addition, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws, rules and regulations thereunder to the extent such laws, rules and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control.

         On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof accepted for payment by the Company. The Paying Agent will promptly mail to each holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         With respect to the sale of assets referred to in the definition of "Change of Control," the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to a Change of Control Offer.

         The Credit Facility prohibits the Company from purchasing any Notes at the time of a Change of Control. In addition, the Credit Facility provides that certain Change of Control events (among other things) with respect to the Company will constitute a default thereunder. An event of default under the Credit Facility could result in an acceleration of the indebtedness thereunder, in which case the subordination provisions of the Notes would require payment in full (or provision therefor) of such Senior Indebtedness of the Company before repurchase or other payments in respect of the Notes. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In each case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of
Notes.   None of the provisions relating to a repurchase upon a Change of
Control are waivable by the Board of Directors of the Company or the Trustee.

         The foregoing provisions will not prevent the Company from entering into transactions of the types described above with management or their affiliates. In addition, such provisions may not necessarily afford the holders of the Exchange Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders because such transactions may not involve a shift in voting power or beneficial ownership, or even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions. Nonetheless, such provisions may have the effect of deterring certain mergers, tender offers, takeover attempts or similar transactions by increasing the cost of such a transaction and may limit the Company's ability to obtain additional equity financing in the future.

Asset Sales

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any Asset Sale, unless: (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of; and (ii) except in the case of Permitted Asset Swaps, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the Notes) that are assumed by the transferee of any such assets, and (b) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash so received), shall be deemed to be cash for purposes of this provision.

         Within 360 days after the receipt of the Net Proceeds from an Asset Sale, the Company shall apply the Net Proceeds from such Asset Sale to: (i) permanently reduce Senior Indebtedness; (ii) permanently reduce Indebtedness of the Restricted Subsidiary that sold properties or assets in the Asset Sale; or
(iii) acquire properties and assets to replace the properties and assets that were the subject of the Asset Sale or properties and assets that will be used in the same or a similar line of business as the Company was engaged in on the date of the Indenture or reasonable extensions, developments or expansions thereof or activities ancillary thereto. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from the Asset Sale that are not applied as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate cumulative amount of Excess Proceeds exceeds $5.0 million, the Company shall make an offer to all holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes in any manner provided by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. The Asset Sale Offer must be commenced within 30 days following the first date on which the Company has cumulative Excess Proceeds of at least $5.0 million and remain open for at least 30 and not more than 40 days (unless otherwise required by applicable law). The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws, rules and regulations thereunder to the extent such laws, rules and regulations are applicable in connection with the repurchase of Notes pursuant to Asset Sale Offer. The agreements governing certain outstanding Senior Indebtedness of the Company will require that the Company and its Subsidiaries apply all proceeds from asset sales to repay in full outstanding obligations under such Senior Indebtedness prior to the application of such proceeds to repurchase outstanding Notes.

SUBORDINATION

         The payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

         Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of such Senior Indebtedness of the Company (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness instrument of the Company) before the holders of Notes will be entitled to receive any payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes, and until all Obligations with respect to Senior Indebtedness of the Company are paid in full in cash or Cash Equivalents, any distribution to which the holders of Notes would be entitled shall be made to the holders of Senior Indebtedness of the Company; provided that notwithstanding the foregoing, holders of Notes may receive: (i) Capital Stock (other than Disqualified Stock); (ii) securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness of the Company and to any securities issued in exchange for Senior Indebtedness of the Company; and (iii) payments made from the trust described under " -- Legal Defeasance and Covenant Defeasance."

         The Company also may not make any payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the Notes (except in such subordinated securities or from such trust) if: (i) a default in the payment of the principal of, premium, if any, and interest on Designated Senior Indebtedness of the Company occurs and is continuing beyond any applicable period of grace; or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness of the Company that permits holders of the Designated Senior Indebtedness of the Company as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default ("Payment Blockage Notice") from the holders of such Designated Senior Indebtedness of the Company. Payments on the Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived or otherwise has ceased to exist and (ii) in case of any other default, the earlier of the date on which such other default is cured or waived or otherwise has ceased to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless, in the case of either clause (i) or (ii), the maturity of any Designated Senior Indebtedness of the Company has been accelerated, and such acceleration remains in full force and effect. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No non- payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which the Company is prohibited from making payments on the Notes pursuant to a Payment Blockage Notice, the Company will be obligated to resume making any and all required payments in respect of the Notes, including, without limitation, any missed payments, unless the maturity of any Designated Senior Indebtedness has been accelerated, and such acceleration remains in full force and effect.

         The Indenture requires that the Company promptly notify holders of Senior Indebtedness in accordance with the notice provisions of the applicable agreements of the Company if payment of the Notes is accelerated because of an Event of Default.

      As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Notes may recover less, ratably, than creditors of the Company who are holders of Senior Indebtedness. At June 28, 1997, (i) the Company had outstanding approximately $3.9 million of Senior Indebtedness and (ii) the Company could have incurred, under the most restrictive covenants contained in the Indenture and the Credit Facility, approximately $49.1 million of additional Senior Indebtedness. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness, that the Company and its Restricted Subsidiaries can incur. See " -- Certain Covenants -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock."

CERTAIN COVENANTS

Limitation on Restricted Payments

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of Equity Interests, other than (x) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (y) dividends or distributions payable to the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Affiliate of the Company (other than any such Equity Interests owned by the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary); (iii) purchase, redeem, repay, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the Exchange Notes; (iv) make any Investment (other than a Permitted Investment); or (v) make any payment of any amount currently recorded by the Company as payable to Holding in respect of the undistributed merger consideration relating to the Recapitalization (all such payments and other actions







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

set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

                 (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

                 (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

                 (c) such Restricted Payment (the amount of any such payment, if other than cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by the next succeeding paragraph other than pursuant to clause (iii) and clause
         (vii) thereof), shall not exceed the sum of (w) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) commencing on the first day of the Company's second fiscal quarter in fiscal year 1997 and ending on the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit as a negative number), plus (x) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale since the date of initial issuance of the Notes of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (y) the aggregate cash received by the Company as capital contributions to the Company after the date of initial issuance of the Notes (other than from a Subsidiary), plus (z) any cash received by the Company after the date of initial issuance of the Notes as a dividend or distribution from any of its Unrestricted Subsidiaries or from the sale of any of its Unrestricted Subsidiaries less the cost of disposition and taxes, if any (but in each case excluding any such amounts included in Consolidated Net Income).

         The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company, or the defeasance, redemption or repurchase of subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than any Disqualified Stock) or out of the net proceeds of a substantially concurrent cash capital contribution received by the Company; provided that the amount of any such proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (x) of the preceding paragraph; (iii) the repayment, defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Refinancing Indebtedness in a Permitted Refinancing; (iv) the purchase, redemption or retirement by the Company of shares of its common stock held by an employee or former employee of the Company or any of its Restricted Subsidiaries issued under the Management Plans pursuant to the terms of such Management Plans; provided that (a) the purchase, redemption or retirement results from the retirement, termination of employment, death or disability (as defined in the relevant Management Plan) of the employee or former employee and
(b) the amount of any such payments does not exceed $2.0 million in the aggregate; (v) the payment of dividends to Holding in an amount equal to the amount required by Holding to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company; (vi) distributions of up to $500,000 annually to Holding to pay its bona fide operating expenses; (vii) distributions to Holding from the proceeds of the Old Notes Offering in an amount sufficient to permit Holding to consummate the transactions described under "Use of Proceeds" in the Offering Memorandum;
(viii) payments to purchase a life insurance policy, and the use of the proceeds therefrom, to fund the Company's obligations pursuant to the Burns Put Agreement; (ix) distributions to Holding of an amount equal to such amounts as may be necessary to fund a final judgment, final arbitration or mediation award or final settlement of pending litigation of Holding related to the Recapitalization (and to pay reasonable expenses, including legal







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

fees, in connection therewith); (x) any Investment made with the proceeds of a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Capital Stock of the Company (other than Disqualified Stock); provided, however, the proceeds of such sale shall not be (and have not been) included in clause (c) of the immediately preceding paragraph; (xi) the repayment in full of all Obligations in respect of the Mannesmann Senior Subordinated Debt outstanding as of the date of the Indenture; or (xii) other restricted payments of up to $1.0 million; provided, further, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (i), (ii), (iii) and (iv) no Default or Event of Default shall have occurred and be continuing; provided, further, that the Restricted Payments described in clauses (vii), (viii), (ix) and (xi) shall not be counted in computing the aggregate amount of all Restricted Payments made pursuant to the Indenture.

         For purposes of the foregoing calculations, the amount of any Investment that constitutes a Restricted Payment shall be equal to the greater of (i) the net book value of such Investment and (ii) the fair market value of such Investment (in each case as certified by a resolution of the independent directors of the Company if the book value or fair market value of such investment exceeds $1.0 million).

         Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and, correlatively, "incurred" and "incurrence") any Indebtedness (including, without limitation, Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred, determined on a pro forma basis in accordance with Article 1 of Regulation S-X under the Securities Act, or any successor provision, as if the additional Indebtedness had been incurred at the beginning of such four-quarter period, would have been greater than 2.00 to 1.00.

         The foregoing limitations will not apply to:

                 (i) Indebtedness incurred by the Company under the Credit Facility in an aggregate principal amount not to exceed the Borrowing Base Amount;

                 (ii) additional Indebtedness incurred by the Company in respect of Capital Lease Obligations or Purchase Money Obligations in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

                 (iii) Existing Indebtedness outstanding on the date of the Indenture;

                 (iv) Indebtedness represented by the Notes and the Indenture;

                 (v) Hedging Obligations; provided that the notional principal amount of any Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which such agreement relates; provided, further, that any Currency Agreement does not increase the outstanding loss potential or liabilities other than as a result of fluctuations in foreign currency exchange rates;

                 (vi) Indebtedness of the Company to any of its Wholly Owned Subsidiaries that is a Restricted Subsidiary, and Indebtedness of any Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary to the Company or any of its Wholly Owned Subsidiaries that is a Restricted Subsidiary (the Indebtedness incurred pursuant to this clause (vi) being hereinafter referred to as "Intercompany Indebtedness"); provided that in the case of Indebtedness of the Company such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Notes; provided, further, that an incurrence of Indebtedness shall be deemed to have occurred upon (a) any sale or other disposition of Intercompany Indebtedness to a Person other than the Company or any of its Restricted Subsidiaries, (b) any sale or other disposition of Equity Interests of any Restricted Subsidiary of the Company which holds Intercompany Indebtedness such that such Restricted Subsidiary ceases to be a Restricted Subsidiary after such sale or other disposition or (c) designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

                 (vii) in addition to Indebtedness specified in clauses (i) through (vi) above and clause (viii) below, additional Indebtedness in an aggregate principal amount not to exceed $15.0 million at any time outstanding; and

                 (viii) the incurrence by the Company of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or pursuant to clauses (iii) or (iv) of this covenant in whole or in part (the "Refinancing Indebtedness"); provided, however, that (A) the aggregate principal amount of such Refinancing Indebtedness shall not exceed the aggregate principal amount of Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded; (B) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (c) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu with or subordinated in right of payment to the Notes, the Refinancing Indebtedness shall be pari passu with or subordinated, as the case may be, in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (any such extension, refinancing, renewal, replacement, defeasance or refunding being referred to as a "Permitted Refinancing").

Limitation on Liens

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired or on any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to: (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits; (ii) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries; (iii) make loans or advances to the Company or any of its Restricted Subsidiaries; or
(iv) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired,
(e) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iv) above on the property so acquired, or (g) Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive with respect to the provisions set forth in clauses (i), (ii), (iii) and (iv) above than those contained in the agreements governing the Indebtedness being refinanced.

Limitation on Merger, Consolidation or Sale of Assets

         The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person or entity unless: (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before or immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing; and (iv) the Company or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

Limitation on Transactions with Affiliates

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, license, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless: (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arms' length transaction by the Company or such Restricted Subsidiary with an unrelated Person; and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction involving aggregate payments in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and such Affiliate Transaction is approved by a majority of the disinterested members, if any, of the Board of Directors and
(b) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by a nationally recognized independent financial advisor; provided, however, that (i) any reasonable fees and compensation provided to, and indemnity provided on behalf of, officers, directors and employees of the Company and its Restricted Subsidiaries as determined in good faith by the Board of Directors of the Company, (ii) transactions between or among the Company and its Wholly Owned Subsidiaries that are Restricted Subsidiaries, (iii) Restricted Payments permitted by the covenant entitled "Limitation on Restricted Payments," (iv) loans in aggregate amount not to exceed $1,000,000 at any time outstanding to employees of the Company and its Restricted Subsidiaries in the ordinary course of business which are approved by the Board of Directors of the Company, and
(v) the consummation of the transactions described under the caption "Use of Proceeds" in the Offering Memorandum, in each case, shall not be deemed to be Affiliate Transactions.

Limitation on Guarantees by Subsidiaries

         The Company will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of any Person other than Indebtedness under the Credit Facility or Indebtedness incurred pursuant to Hedging Obligations incurred pursuant to the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant unless: (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Securities by such Restricted Subsidiary in the form required by the Indenture (the "Guarantee"); and (ii) (a) if any such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Senior Indebtedness, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such Senior Indebtedness may be superior to the Guarantee pursuant to subordination provisions no less favorable to the holders of the Notes than those contained in the Indenture, and (b) if such assumption, guarantee or other liability of such Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other







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

instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions not less favorable to the holders of the Notes than those contained in the Indenture.

         Notwithstanding the foregoing, any such Guarantee of the Notes by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company, of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale of disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Subsidiary has been released by the holders of the other Indebtedness of the Company or its Restricted Subsidiaries so guaranteed.

Limitation on Layering Debt

         The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Company and senior in any respect in right of payment to the Notes.

Limitation on Issuance and Sale of Stock of Restricted Subsidiaries

         The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries, to (a) transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary of the Company (other than to the Company or a Wholly Owned Subsidiary that is a Restricted Subsidiary of the Company), except that the Company and its Restricted Subsidiaries may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary to any Person, subject to complying with the provisions of the Indenture described under "Repurchase at Option of Holders -- Asset Sales" above and (b) issue shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of a Restricted Subsidiary of the Company to any Person other than to the Company or a Wholly Owned Subsidiary that is a Restricted Subsidiary of the Company.

Reports

         The Indenture provides that whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report thereon by the Company's independent auditor and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, all such reports to be delivered to the holders and the Trustee not more than 15 days after the date on which the related Form would be required to be filed with the Commission. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing. In addition, the Company has agreed that, for as long as any Old Notes remain outstanding, the Company will furnish to the holders or beneficial holders of Old Notes and prospective purchasers of Old Notes designated by the holders of Old Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Payments for Consent

         The Indenture prohibits the Company and each of its Subsidiaries from, directly or indirectly, paying or causing to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, any of the Notes, whether or not prohibited by the subordination provisions of the Indenture; (ii) default in payment when due (whether at maturity, upon redemption or repurchase, or otherwise) of the principal of or premium, if any, on any of the Notes, whether or not prohibited by the subordination provisions of the Indenture; (iii) failure by the Company to comply with the provisions described under the covenants "Change of Control," "Asset Sales" and "Merger, Consolidation or Sale of Assets;" (iv) failure by the Company or any Restricted Subsidiary for 30 days after notice to comply with any of its covenants or agreements in the Indenture or the Notes other than those referred to in clauses (i), (ii) and
(iii) above; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness when due and prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case described in clauses (a) and (b) of this subsection (v), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

         If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all of the principal amount of the Notes, accrued and unpaid interest thereon and all other Obligations thereunder to be due and payable immediately; provided, however, that such declaration of acceleration may be rescinded under certain circumstances specified in the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or its Restricted Subsidiaries, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, interest or Liquidated Damages, if any) if the Trustee determines that withholding such notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to April 15, 2002, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

         The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, premium, interest or Liquidated Damages, if any, on the Notes.







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

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon its becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No past, present or future director, officer, employee, agent or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of, premium, if any, interest and Liquidated Damages, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel from nationally recognized tax counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company; and (viii) the







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

Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that the Company has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

TRANSFER AND EXCHANGE

         A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered holder of a Note will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next succeeding paragraphs and in the Indenture, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder of Notes):
(i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenant described above under "Asset Sales") or reduce the prices at which the Company shall offer to purchase such Notes (pursuant to the covenants described under "Repurchase at the Option of Holders"); (iii) reduce the rate of or change the time for payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, interest or Liquidated Damages, if any, on the Notes; (vii) waive a redemption payment with respect to any Note; (viii) make any change to the subordination provisions of the Indenture that adversely affects holders of Notes; or (ix) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

THE TRUSTEE

         The Trustee under the Indenture has been appointed by the Company as Registrar and Paying Agent with respect to the Notes and as Exchange Agent with respect to the Exchange Offer.

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case a Default or an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities (or the equivalents) of a Person shall be deemed to be control.

         "Asset Sale" means any sale, transfer or other disposition (including, without limitation, by merger, consolidation or sale-and-leaseback transaction) of (i) shares of Capital Stock of a Subsidiary of the Company (other than directors' qualifying shares), or (ii) property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that an Asset Sale shall not include (a) any sale, transfer or other disposition of shares of Capital Stock, property or assets by a Restricted Subsidiary of the Company to the Company or to any Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, (b) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property of assets in the ordinary course of business, (c) any isolated sale, transfer or other disposition that does not involve aggregate consideration in excess of $500,000 individually,
(d) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property, (e) any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with the covenant set forth under " -- Limitation on Liens" above, (f) any Restricted Payment permitted by the covenant set forth under " -- Limitation on Restricted Payments" above, (g) any disposition of assets or property in the ordinary course of business to the extent such assets are obsolete, worn-out or no longer useful in the Company's or any Restricted Subsidiaries' business, (h) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company as permitted by the covenant set forth under " -- Limitation on Merger, Consolidation or Sale of Assets" above; provided, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred shall be deemed an Asset Disposition or (i) any disposition that constitutes a Change of Control.

         "Borrowing Base Amount" means, as to the Company, the sum of (x) 50% of Finished Goods Inventory plus (y) 65% of Raw Materials Inventory plus (z) 85% of Receivables, determined on a consolidated basis in accordance with GAAP.





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

         "Burns Put Agreement" means that certain Amended and Restated Put Agreement dated as of December 13, 1996, by and between Julius S. Burns and Holding, as in effect on the date of the Indenture.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

         "Capital Stock" means (i) any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (ii) in the case of a partnership, partnership interests (whether general or limited) and (iii) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests solely in investments of the types described in clauses (i) through (v) above.

         "Change of Control" means the occurrence of any of the following (whether or not otherwise permitted by the Indenture): (i) the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, directly or indirectly, of all or substantially all of the assets of the Company and its Restricted Subsidiaries to any Person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions thereto) (a "Group"); (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) any Person or Group, other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions thereto, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or of the Company's successor in the event of a merger or consolidation); or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

         "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Restricted Subsidiaries.

         "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (i) an amount equal to any extraordinary, non-recurring or unusual loss plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted or otherwise excluded in computing Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent such provision for taxes was deducted or otherwise excluded in computing Consolidated Net Income, plus
(iii) Consolidated Interest Expense of such Person less consolidated interest income for such period, to the extent such amount was deducted or otherwise excluded in computing Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill, amortization of deferred debt expense and other intangibles and amortization of deferred compensation in respect of non-cash compensation but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges of such Person and its Restricted Subsidiaries for such period, to the extent such depreciation and amortization were deducted or otherwise excluded in computing Consolidated Net Income, plus (v) an amount equal to all premiums on prepayments of debt, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.





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

         Notwithstanding the foregoing, the provision for taxes, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be distributed by dividend to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statues, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

         "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate consolidated interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued, of such Person and its Restricted Subsidiaries for such period (including (i) amortization of original issue discount and deferred financing costs and non-cash interest payments and accruals, (ii) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method, and
(iii) the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations, in each case, to the extent attributable to such period, but excluding (x) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing and (y) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person) determined in accordance with GAAP. Consolidated Interest Expense of the Company shall not include any prepayment premiums or amortization of original issue discount or deferred financing costs, to the extent such amounts are incurred as a result of the prepayment on the date of the Indenture of any Indebtedness of the Company with the proceeds of the Notes.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, adjusted to exclude (only to the extent included and without duplication): (i) all gains which are extraordinary, unusual or are non-recurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of capital stock); (ii) all gains resulting from currency or hedging transactions; (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition; (iv) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17; and (v) the cumulative effect of a change in accounting principles; provided that (a) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or cash distributions actually paid to the referent Person or a Wholly Owned Subsidiary thereof that is a Restricted Subsidiary and (b) the Net Income of any Person that is an Unrestricted Subsidiary shall be included only to the extent of the amount of cash dividends or cash distributions paid to the referent Person or a Restricted Subsidiary thereof.

         "Continuing Director" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture, (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election, or (iii) is a designee of CVC or its Related Persons or Affiliates.

         "Credit Facility" means the Amended and Restated Loan and Security Agreement, dated as of December 13, 1996, by and among the Company, Fleet Capital Corporation, as a lender and collateral agent, and Transamerica Business Credit Corporation, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Restricted Subsidiaries in the ordinary course of business against fluctuation in the values of the currencies of the countries (other than the United States) in which the Company or its Restricted Subsidiaries conduct business.

         "Default" means any event or condition that is, or with the passage of time or the giving of notice, or both, would be, an Event of Default.





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         "Designated Senior Indebtedness" means (i) the Obligations of the
Company with respect to the Credit Facility and (ii) any other Senior Indebtedness of the Company permitted under the Indenture the principal amount of which at original issuance is $5.0 million or more (other than Senior Indebtedness that is comprised of Hedging Obligations owing to a Person that is not a party to the Credit Facility).

         "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable or is convertible or exchangeable for Indebtedness at the option of the holder thereof, in whole or in part, on or prior to April 15, 2007; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Exchange Notes shall not constitute Disqualified Stock if (i) the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions in favor of holders of Notes set forth under the "Asset Sale" and "Change of Control" covenants, as the case may be, (ii) such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Exchange Notes as are required to be repurchased pursuant to the "Asset Sale" and "Change of Control" covenants and (iii) such Capital Stock is redeemable within 90 days of the "asset sale" or "change of control" events applicable to such Capital Stock.

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than the Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

         "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided that the Fair Market Value of any such asset or assets shall be determined by the Board of Directors of the Company, acting in good faith and by unanimous resolution, and which determination shall be evidenced by an Officers' Certificate delivered to the Trustee.

         "Finished Goods Inventory" means, with respect to the Company, the consolidated finished goods inventory of the Company, net of reserves, determined in accordance with GAAP.

         "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or if the Company issues or redeems any preferred stock, in each case subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Transaction Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable reference period. For purposes of making the computation referred to above, acquisitions (including all mergers and consolidations), dispositions and discontinuances of operations that have been made by the Company or any of its Restricted Subsidiaries during the reference period or subsequent to such reference period and on or prior to the Transaction Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions and discontinuances of operations had occurred on the first day of the reference period; provided, however, that Fixed Charges shall be reduced by amounts attributable to operations that are so disposed of or discontinued only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to the Company's Fixed Charges subsequent to the Transaction Date. Calculations of pro forma amounts in accordance with this definition shall be done in accordance with
Article 11 of Regulation S-X under the Securities Act or any successor provision.

         "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, (ii) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing, (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person and (iv) the product of (a) all cash or non-cash dividend payments on any series of preferred stock of any Restricted Subsidiary of such Person (other than preferred stock of such Person) times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States on the date of the Indenture.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) Interest Rate Agreements, (ii) Currency Agreements and (iii) Commodity Agreements.

         "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee of any Indebtedness of such Person or any other Person.

         "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries in the ordinary course of business against fluctuations in interest rates.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.)

         "Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

         "Management Holders" means any current or past full-time members of senior management of the Company who acquire stock of the Company through management stock purchase or option plans.

         "Management Plans" means the Merchant Metals Holding Company 1988 Stock Option Plan, as such plan may be amended from time to time, or such other similar compensation plans which may be adopted by the Company or Holding.

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any sale of assets (including, without limitation, dispositions pursuant to sale/leaseback transactions) or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

         "Net Proceeds" means the aggregate amount of consideration received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale in the form of cash or Cash Equivalents (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets (including Equity Interests) the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

         "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

         "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Officers' Certificate" means, with respect to any Person, a certificate signed by (i) the Chief Executive Officer or President and (ii) the Chief Financial Officer or chief accounting officer of such Person.

         "Permitted Asset Swap" means any one or more transactions in which the Company or any of its Restricted Subsidiaries exchanges assets for consideration consisting of cash and/or assets used or useful in the business of the Company and conducted on the date of the Indenture or reasonable extensions, developments or expansions thereof or activities ancillary thereto or other assets in an amount less than 15% of the fair market value of such transaction or transactions.

         "Permitted Holders" means CVC and its Related Persons and Affiliates and the Management Holders and their Related Persons and Affiliates.

         "Permitted Investments" means (i) any Investment in the Company or in a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (ii) any Investment in Cash Equivalents; (iii) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (iv) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant set forth under " -- Repurchase at the Option of Holders -- Asset Sales".

         "Permitted Liens" means (i) Liens in favor of the Company; (ii) Liens securing Senior Indebtedness of the Company that was permitted to be incurred pursuant to the Indenture; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not created in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in contemplation of such acquisition;
(v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the date of the Indenture;
(vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, shall be required by GAAP shall have been made therefor; (ix) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or impair the use of such property in the operation of the Company's business; (x) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (xi) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of the Indenture, provided that (a) such property or assets are used in the same or a similar line of business as the Company was engaged in on the date of the Indenture, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the cost of the assets or property (or portions thereof) so acquired or constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such property within 120 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien shall have been permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; and (xii) precautionary filings of any financial statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with Capital Lease Obligations permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, provided that such Lien does not violate clauses (a), (b) and (c) of clause (xi) hereof; and (xiii) Liens incurred in the ordinary course of business securing assets having a fair market value not in excess of $500,000 in the aggregate.

         "Person" means an individual, limited or general partnership, corporation, limited liability company, association, unincorporated organization, trust, joint stock company or joint venture, or a government or any agency or political subdivision thereof.

         "Public Equity Offering" means a bona fide underwritten sale to the public of Common Stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company) that is declared effective by the Commission.

         "Purchase Money Obligations" of any Person means any obligations of such Person or any of its Restricted Subsidiaries to any seller or any other Person incurred or assumed in connection with the purchase of real or personal property to be used in the business of such Person or any of its subsidiaries within 180 days of such incurrence or assumption.

         "Raw Materials Inventory" means, with respect to the Company, the consolidated, raw materials and work-in-process inventory of the Company, net of reserves, determined in accordance with GAAP.

         "Recapitalization" means that certain recapitalization transaction relating to Holding and the Company consummated on December 13, 1996.

         "Receivables" means the consolidated trade receivables of the Company, net of the allowance for doubtful accounts, as determined in accordance with GAAP.

         "Registration Rights Agreement" means that certain Registration Rights Agreement, dated as of the date of the Indenture, between the Company and the Initial Purchaser.

         "Related Person" of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interests in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

         "Restricted Subsidiary" means (i) any Subsidiary of the Company (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of the Indenture, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary"; and (ii) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by the Board of Directors of the Company; provided that immediately after giving effect to the designation referred to in clause (ii), no Default or Event of Default shall have occurred and be continuing and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant. The Company shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.

         "Senior Indebtedness" means, with respect to the Company, (i) the Obligations of the Company with respect to the Credit Facility, and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (aa) any obligation of the Company to, in respect of or imposed by any environmental, landfill, waste management or other regulatory governmental agency, statute, law or court order, (bb) any liability for federal, state, local or other taxes owed or owing by the Company, (cc) any Indebtedness of the Company to any of the Company's Subsidiaries or other Affiliates, (dd) any trade payables or (ee) any Indebtedness that is incurred in violation of the Indenture on or after the date of the Indenture.

         "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Persons or one or more Subsidiaries of such Person or any combination thereof.

         "Unrestricted Subsidiary" means, until such time as any of the following shall be designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company as provided in and in compliance with the definition of "Restricted Subsidiary," (i) any Subsidiary of the Company or of a Restricted Subsidiary of the Company organized or acquired after the date of the Indenture that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, (ii) any Subsidiary of any Unrestricted Subsidiary and (iii) any Restricted Subsidiary of the Company that is designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, provided that (a) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, (b) any such designation shall be deemed, at the election of the Company at the time of such designation, to be either (but not both) (x) the making of a Restricted Payment at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Limitation on Restricted Payments" covenant or (y) the making of an Asset Sale at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Asset Sales" covenant, and (c) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated. A Person may be designated as an Unrestricted Subsidiary only if and for so long as such Person (i) has no Indebtedness other than Non-Recourse Debt; (ii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation
(a) to subscribe for additional Equity Interests or (b) to make any payment to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (iii) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. The Company shall evidence any designation pursuant to clause (i) or (iii) of the first sentence hereof to the Trustee by filing with the Trustee within 45 days of such designation an Officers' Certificate certifying that such designation has been made and, in the case of clause (iii) of the first sentence hereof, the related election of the Company in respect thereof.

         "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of any Person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reasons of the happening of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one- twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall be at the time beneficially owned by such Person either directly or indirectly through Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

         Except as set forth in the next paragraph, the Exchange Notes will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee for the Depositary (such nominee being referred to herein as the "Global Note Holder").

         Exchange Notes that are issued as described below under " -- Certificated Securities" will be issued in registered form (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in a Global Note representing the principal amount of Notes being transferred.

         The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

         The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes evidenced by the Global Notes will be limited to such extent. For certain other restrictions on the transferability of the Exchange Notes, see "Notice to Investors."

         So long as the Global Note Holder is the registered owner of any Exchange Notes, the Global Note Holder will be considered the sole owner or holder of such Exchange Notes outstanding under the Indenture. Beneficial owners of Exchange Notes evidenced by the Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder.

The ability of a Person having a beneficial interest in Exchange Notes represented by a Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         None of the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Exchange Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Exchange Notes.

         Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Exchange Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Exchange Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Exchange Notes (including principal, premium, if any, interest and Liquidated Damages, if any).

         The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

         Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Exchange Notes in the form of Definitive Notes. Upon any such issuance, the Trustee is required to register such Exchange Notes in the name of, and cause the same to be delivered to, such Person or Persons. In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to appoint a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Exchange Notes in the form of Definitive Notes under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Exchange Notes in such form will be issued to each Person that the Depositary identifies as the beneficial owner of the related Exchange Notes.

         Neither the Company nor the Trustee shall be liable for any delay by the Depositary in identifying the beneficial owners of the related Exchange Notes and each such Person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

ADDITIONAL INFORMATION

         Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to MMI Products, Inc., 515 West Greens Road, Suite 710, Houston, Texas 77067, Attn: Robert N. Tenczar.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain United States federal income tax considerations to holders of the Exchange Notes who are subject to U.S. net income tax with respect to the Exchange Notes ("U.S. persons") and who will hold the Exchange Notes as capital assets. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view of the purchase, ownership or disposition of the Exchange Notes. This summary is based upon the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions now in effect, all of which are subject to change. It does not include any discussion of the tax laws of any state, local or foreign governments or any estate or gift tax considerations that may be applicable to the Exchange Notes or holders thereof; nor does it discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor under his particular circumstances or to investors subject to special treatment under the U.S. federal income tax laws (for example, dealers in securities or currencies, S corporations, life insurance companies, tax-exempt organizations, taxpayers subject to the alternative minimum tax and non-U.S. persons) and also does not discuss Exchange Notes held as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprising an Exchange Note and one or more other investments, or situations in which the functional currency of the holders is not the U.S. dollar.

         Holders of Old Notes contemplating acceptance of the Exchange Offer should consult their tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

EXCHANGE OF NOTES

         The exchange of Old Notes for Exchange Notes should not be a taxable event to holders for federal income tax purposes. The exchange of Old Notes for the Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes, because the Exchange Notes should not be considered to differ materially in kind or extent from the Old Notes. Accordingly, the Exchange Notes should have the same issue price as the Old Notes, and a holder should have the same adjusted basis and holding period in the Exchange Notes as it had in the Old Notes immediately before the exchange.

INTEREST ON EXCHANGE NOTES

         A holder of an Exchange Note will be required to report as ordinary interest income for U.S. federal income tax purposes interest earned on the Exchange Note in accordance with the holder's method of tax accounting.

DISPOSITION OF EXCHANGE NOTES

         A holder's tax basis for an Exchange Note generally will be the holder's purchase price for the Old Note. Upon the sale, exchange, redemption, retirement or other disposition of an Exchange Note, a holder will recognize gain or loss equal to the difference (if any) between the amount realized and the holders' tax basis in the Exchange Note. Such gain or loss will be long-term capital gain or loss if the Exchange Note has been held for more than one year and otherwise will be short-term capital gain or loss (with certain exceptions to the characterization as capital gain if the Exchange Note was acquired at a market discount).

BACKUP WITHHOLDING

         A holder of an Exchange Note may be subject to backup withholding at the rate of 31% with respect to interest paid on the Exchange Note and proceeds from the sale, exchange, redemption or retirement of the Exchange Note, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of an Exchange Note who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS.

         A holder of an Exchange Note who is not a U.S. person will generally be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting.

         Any amount paid as backup withholding will be creditable against the holder's U.S. federal income tax liability.

                         DESCRIPTION OF CREDIT FACILITY

         The information relating to the Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into. Borrowings under the Credit Facility will be secured by first priority liens on substantially all of the Company's assets.

         The Credit Facility provides for a revolving credit facility not to exceed $48.5 million. Borrowings under the Credit Facility are subject to various conditions precedent and are subject to a borrowing base equal to the sum of 50% of eligible finished goods inventory plus 65% of eligible raw materials inventory plus 85% of eligible receivables.

         Borrowings under the Credit Facility bear interest, at the option of the Company, at either (i) the base rate (as announced from time to time by Fleet National Bank) plus 0.25% or (ii) the Eurodollar Base Rate (as defined therein) for the applicable Eurodollar Interest Period (as defined therein) plus 2.00%. The Company is required to pay certain fees in connection with the Credit Facility, including a commitment fee of 0.50% of the undrawn portion of the revolving credit facility commitment.

         The Credit Facility contains customary representations, warranties and events of default and requires compliance by the Company with certain covenants, including, among other things, (i) limitations on incurrence of indebtedness, imposition of liens on assets of the Company, capital expenditures, mergers and consolidations, disposition of assets, acquisition of assets and payment of dividends and other distributions, (ii) a requirement that the Company maintain EBITDA for each rolling 12 month period of not less than $20.0 million and (iii) a requirement that the Company maintain a coverage ratio of EBITDA to cash interest expense of not less than 1.5 to 1.0.

                        DESCRIPTION OF EQUITY INTERESTS

COMPANY CAPITAL STOCK

         The authorized capital stock of the Company consists of 500,000 shares of common stock, par value $1.00 per share (the "Company Common Stock"). There currently are 252,000 shares of the Company Common Stock outstanding, all of which are owned of record and beneficially by Holding.

HOLDING CAPITAL STOCK


         The authorized capital stock of Holding consists of 3,000,000 shares of Holding Common Stock and 4,000,000 shares of Holding Preferred Stock. Of the authorized shares, (i) 2,000,000 shares of Class A Common Stock, par value $.01 per share (the "Holding Class A Common Stock"), of which 115,402 shares are issued and outstanding; (ii) 1,000,000 shares of Class B Common Stock, par value $.01 per share (the "Holding Class B Common Stock"), of which 658,982 shares are issued and outstanding; (iii) 1,500,000 shares of Series A Junior Preferred Stock, none of which are issued and outstanding; and (iv) 1,500,000 shares of Series B Senior Preferred Stock, none of which are issued and outstanding. None of such shares of Series A or Series B Preferred Stock is convertible, at the option of the Company or the holders, into any shares of capital stock of the Company. Parent owns of record and beneficially more than 98% of the Holding Common Stock (representing more than 98% of the voting power of Holding).


Certain Company Repurchase Rights

         Upon the death of any member of management who holds Parent Common Units (or upon the termination of any such person's employment with the Company), such Parent Common Units will automatically be exchanged for a like number of shares of Holding Class A Common Stock. Such members of management have granted to Holding the right to repurchase (the "Repurchase Agreements") such persons' Holding Class A Common Stock in the event that such persons cease for any reason to be employed by the Company prior to the fourth anniversary of the completion of the Recapitalization.

         The repurchase price initially is $1.00 per share. However, on each of the first through third anniversaries of the completion of the Recapitalization, the repurchase price for 25% of the Holding Class A Common Stock of such person will become an amount equal to the fair value of such shares of Holding Class A Common Stock (as determined in good faith by the Board of Directors of Holding) as of the time of any exercise of Holding's repurchase right.

Holding Stockholders Agreement

         Certain stockholders of the Company have entered into the Holding Stockholders Agreement (the "Holding Stockholders Agreement"). The Holding Stockholders Agreement provides for, among other things, the following: (i) the delivery by Holding to CVC of certain financial statements and information so long as CVC holds any Holding Common Stock or Holding Preferred Stock (collectively, the "Holding Securities") or any option, warrant or right to acquire any of the Holding Securities; (ii) an agreement among the stockholders to vote the Holding Common Stock of the Company such that the Board of Directors will consist of a CVC designee, the Chief Executive Officer of the Company and a joint CVC- management designee; and (iii) certain demand and incidental registration rights on the part of the stockholders.

LIMITED LIABILITY COMPANY INTERESTS OF PARENT

         The equity interests of Parent consists of (i) 112,922 Parent Class A Common Units, and (ii) 652,066 Parent Class B Common Units.

                              PLAN OF DISTRIBUTION

         Each Participating Broker-Dealer that receives Exchange Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by Participating Broker-Dealers during the period referred to below in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealers for their own accounts as a result of market-making activities or other trading activities (other than a resale of an unsold allotment from the original sale of Old Notes). The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such Exchange Notes for a period ending 180 days from the date on which the Exchange Offer Registration Statement is declared effective. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of Exchange Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth in the Letter of Transmittal. See "The Exchange Offer -- Resales of Exchange Notes."

         The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby. Exchange Notes received by Participating Broker-Dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells Exchange Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period ending 180 days from the date on which the Exchange Offer Registration Statement is declared effective, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.

                                 LEGAL MATTERS

         The legality of the securities being offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

         The financial statements and schedule of MMI Products, Inc. at December 28, 1996 and December 30, 1995, and for each of the three fiscal years in the period ended December 28, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                      ----
Report of Independent Auditors.......................................................................  F-2

Audited Financial Statements
  Balance Sheets as of December 30, 1995 and December 28, 1996.......................................  F-3
  Statements of Income for fiscal years 1994, 1995 and 1996..........................................  F-5
  Statements of Stockholder's Equity for fiscal years 1994, 1995 and 1996............................  F-6
  Statements of Cash Flows for fiscal years 1994, 1995 and 1996......................................  F-7
  Notes to Audited Financial Statements..............................................................  F-8

Unaudited Financial Statements
  Balance Sheet as of June 28, 1997..................................................................  F-17
  Statements of Income for the six month periods ended June 29, 1996 and June 28, 1997...............  F-18
  Statements of Cash Flows for the six month periods ended June 29, 1996 and June 28, 1997...........  F-19
  Notes to Unaudited Financial Statements............................................................  F-20

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
MMI Products, Inc.

         We have audited the accompanying balance sheets of MMI Products, Inc., as of December 30, 1995 and December 28, 1996, and the related statements of income, stockholder's equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMI Products, Inc. at December 30, 1995 and December 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP

Houston, Texas
March 10, 1997

                               MMI PRODUCTS, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                     ASSETS


                                                                                           (NOTE 1)
                                                                                           PRO FORMA
                                                           DECEMBER 30,   DECEMBER 28,   DECEMBER 28,
                                                               1995           1996           1996
                                                           ------------   ------------   ------------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents ............................   $      2,163   $        234   $        234
  Accounts receivable, net of allowance for doubtful
     accounts of $1,701 ($1,314 in 1995) ...............         27,772         35,637         35,637
  Inventories ..........................................         32,331         41,687         41,687
  Prepaid expenses .....................................          2,643          1,315          1,315
  Deferred income taxes ................................          1,301          3,722          3,722
                                                           ------------   ------------   ------------
          Total current assets .........................         66,210         82,595         82,595
Property, plant and equipment:
  Land .................................................          3,734          4,814          4,814
  Buildings and improvements ...........................         11,610         15,465         15,465
  Machinery and equipment ..............................         32,839         46,639         46,639
                                                           ------------   ------------   ------------
                                                                 48,183         66,918         66,918
  Less accumulated depreciation ........................         18,710         22,046         22,046
                                                           ------------   ------------   ------------
                                                                 29,473         44,872         44,872
Intangible assets ......................................          6,518          6,105          6,105
Deferred charges and other assets ......................          1,655          1,691          1,691
                                                           ------------   ------------   ------------
          Total assets .................................   $    103,856   $    135,263   $    135,263
                                                           ============   ============   ============



                            See accompanying notes.

                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)


                                                                                          (NOTE 1)
                                                                                          PRO FORMA
                                                             DECEMBER 30,  DECEMBER 28,  DECEMBER 28,
                                                                1995          1996          1996
                                                             -----------   -----------   -----------
                                                                                         (UNAUDITED)
Current liabilities:
  Accounts payable .......................................   $    20,186   $    29,114   $    29,114
  Accrued liabilities ....................................         7,773        10,405        10,405
  Accrued income taxes ...................................           718         1,090         1,090
  Due to Holding .........................................          --           5,810         5,810
  Distribution payable to Holding (Note 1) ...............          --            --          57,000
  Current maturities of long-term debt, including
     capital lease obligations ...........................           970         3,027         3,027
                                                             -----------   -----------   -----------
          Total current liabilities ......................        29,647        49,446       106,446
Long-term debt, including capital lease obligations ......        33,715        52,251        52,251
Subordinated notes payable-- affiliates ..................        14,800          --            --
Deferred interest payable-- affiliates ...................         6,389          --            --
Deferred income taxes ....................................         3,699         5,032         5,032
Commitments and contingencies
Stockholder's equity (deficit):
  Common stock, $1 par value; 500,000 shares authorized;
     252,000 shares issued and outstanding ...............           252           252           252
  Additional paid-in capital .............................         8,008        14,599        14,599
  Retained earnings (deficit) (Note 1) ...................         7,346        13,683       (43,317)
                                                             -----------   -----------   -----------
          Total stockholder's equity (deficit) ...........        15,606        28,534       (28,466)
                                                             -----------   -----------   -----------
          Total liabilities and stockholder's equity
            (deficit) ....................................   $   103,856   $   135,263   $   135,263
                                                             ===========   ===========   ===========



                            See accompanying notes.

                               MMI PRODUCTS, INC.

                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)


                                                           FISCAL YEAR
                                                 ------------------------------
                                                   1994       1995       1996
                                                 --------   --------   --------
Net sales ....................................   $197,617   $233,284   $283,402
Cost of sales ................................    163,473    196,123    238,439
                                                 --------   --------   --------
  Gross profit ...............................     34,144     37,161     44,963
Selling, general and administrative expenses .     17,098     19,196     23,143
Nonrecurring expenses-- stock options (Note 2)       --         --        3,106
Other expenses, net ..........................        419        166        721
                                                 --------   --------   --------
Income before interest and income taxes ......     16,627     17,799     17,993
Interest expense:
  Affiliates .................................      2,223      2,223      2,046
  Other ......................................      4,014      5,172      5,383
                                                 --------   --------   --------
Income before income taxes ...................     10,390     10,404     10,564
Provision for income taxes ...................      2,878      4,058      4,227
                                                 --------   --------   --------
          Net income .........................   $  7,512   $  6,346   $  6,337
                                                 ========   ========   ========


                            See accompanying notes.

                               MMI PRODUCTS, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                Additional    Retained       Total
                                                     Common      Paid-In      Earnings    Stockholder's
                                                     Stock       Capital     (Deficit)       Equity
                                                   ----------   ----------   ----------    ----------
Balance at January 1, 1994 .....................   $      252   $    8,008   $   (6,204)   $    2,056
  Net income ...................................         --           --          7,512         7,512
  Dividends ....................................         --           --           (308)         (308)
                                                   ----------   ----------   ----------    ----------
Balance at December 31, 1994 ...................          252        8,008        1,000         9,260
  Net income ...................................         --           --          6,346         6,346
                                                   ----------   ----------   ----------    ----------
Balance at December 30, 1995 ...................          252        8,008        7,346        15,606
  Net income ...................................         --           --          6,337         6,337
  Contribution of capital-- Recapitalization ...         --          3,485         --           3,485
  Contribution of capital-- stock options ......         --          3,106         --           3,106
                                                   ----------   ----------   ----------    ----------
Balance at December 28, 1996 ...................   $      252   $   14,599   $   13,683    $   28,534
                                                   ==========   ==========   ==========    ==========


                            SEE ACCOMPANYING NOTES.

                              MMI PRODUCTS, INC.

                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                           FISCAL YEAR
                                                               -----------------------------------
                                                                 1994         1995         1996
                                                               ---------    ---------    ---------
OPERATING ACTIVITIES
Net income .................................................   $   7,512    $   6,346    $   6,337
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization ............................       3,370        3,814        4,448
  Nonrecurring expenses-- stock options ....................        --           --          3,106
  Provision for losses on accounts receivable ..............         725          448          879
  Deferred income taxes ....................................       1,085        1,313       (1,088)
  (Gain) loss on sale of property, plant and equipment .....         (18)        (100)         193
  Changes in operating assets and liabilities, net of
     effects of acquired
     businesses:
     Increase in accounts receivable .......................      (2,169)      (5,585)      (8,339)
     (Increase) decrease in inventories ....................      (5,869)       1,034       (1,668)
     Decrease in prepaid expenses and other assets .........         351          551        2,068
     Increase in accounts payable and accrued
       liabilities .........................................       4,761        6,868        9,762
     Decrease in deferred interest
       payable-- affiliates ................................        --           (648)      (6,389)
     Increase in due to Holding ............................        --           --          5,810
     Increase (decrease) in accrued income taxes ...........       1,768       (1,296)         372
                                                               ---------    ---------    ---------
          Net cash provided by operating activities ........      11,516       12,745       15,491
INVESTING ACTIVITIES
Purchases of property, plant and equipment .................      (2,470)      (2,246)      (3,545)
Proceeds from sale of property, plant and equipment ........          18        1,219           89
Cash paid for acquired businesses ..........................        --        (13,714)     (20,858)
                                                               ---------    ---------    ---------
Net cash used in investing activities ......................      (2,452)     (14,741)     (24,314)
FINANCING ACTIVITIES
Proceeds from long-term debt, net of debt issue costs ......      55,957       88,421      122,033
Payments on long-term debt, including capital lease
  obligations ..............................................     (64,540)     (84,740)    (103,824)
Payments on subordinated notes payable-- affiliates ........        --           --        (14,800)
Contribution of capital from Holding .......................        --           --          3,485
Dividends paid .............................................        (308)        --           --
                                                               ---------    ---------    ---------
Net cash provided by (used in) financing activities ........      (8,891)       3,681        6,894
                                                               ---------    ---------    ---------
Increase (decrease) in cash and cash equivalents ...........         173        1,685       (1,929)
Cash and cash equivalents at beginning of year .............         305          478        2,163
                                                               ---------    ---------    ---------
Cash and cash equivalents at end of year ...................   $     478    $   2,163    $     234
                                                               =========    =========    =========


                            SEE ACCOMPANYING NOTES.

                               MMI PRODUCTS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 28, 1996

1.       DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

         MMI Products, Inc. (the Company), is a wholly-owned subsidiary of Merchants Metals Holding Company (Holding). The Company is a manufacturer and distributor of products used in the residential, commercial and infrastructure construction industries. The Company sells its products along three principal product lines: fence, wire mesh and concrete accessories. Each of the Company's product lines is primarily produced from the same raw material, steel rod. The Company's customers include contractors, fence wholesalers, industrial manufacturers, highway construction contractors and fabricators of concrete reinforcing bar. The Company operates in one business segment.

         On December 13, 1996, the Company and Holding completed a recapitalization transaction (the Recapitalization). Pursuant to the Recapitalization, (i) Holding made an additional capital contribution to the Company of approximately $3.5 million in cash and loaned the Company approximately $5.8 million, (ii) the Company borrowed an additional $5 million in senior subordinated secured notes payable from a supplier and an additional $1 million in other long-term debt, and (iii) the Company repaid the full amount of subordinated notes payable to affiliates of $14.8 million plus accrued interest.

         The Company intends to make a Rule 144A offering (the Offering) of $120 million of Notes due 2007 (the Notes) in April 1997. The net proceeds from the sale of the Notes are estimated to be approximately $116.1 million. The Company intends to use the net proceeds (i) to distribute $57 million to Holding to permit the redemption of Holding's preferred stock and options to acquire preferred stock, including dividends in arrears, held primarily by Holding's common stockholders, (ii) to repay the entire $10 million principal amount, plus accrued but unpaid interest, on the senior subordinated secured note payable, (iii) to repay the Company's existing indebtedness under the term loan facility which totaled $12.0 million as of December 28, 1996, (iv) to reduce the Company's indebtedness under the revolving credit facility which totaled $30.1 million as of December 28, 1996 and (v) to the extent of remaining net proceeds from the Offering, for general corporate purposes.

         The accompanying pro forma balance sheet as of December 28, 1996 reflects the planned distribution to Holding and corresponding decrease in retained earnings as if the Offering closed as of December 28, 1996.

Fiscal Year

         In 1994, the Company adopted a 52-53 week fiscal year ending on the Saturday closest to December 31st. The change had no effect on net income for any fiscal year presented. The 1994, 1995 and 1996 fiscal years refer to the fifty-two week periods ended December 31, 1994, December 30, 1995 and December 28, 1996.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         The Company considers all demand deposits and time deposits with original maturities of three months or less to be cash equivalents.

Inventories

         Inventories are valued at the lower of average cost or market.

Property, Plant and Equipment

         Property, plant and equipment are stated at historical cost except for assets acquired in business combinations which are recorded at fair market value at the date of acquisition. Depreciation is computed on the straight-line method using rates based on the estimated useful lives of the related assets. Estimated useful lives used for depreciation purposes are as follows:

          Buildings and improvements...................  10 to 31 years
          Machinery and equipment......................  2 to 20 years


         Major capital upgrades are capitalized. Maintenance, repairs and minor upgrades are expensed as incurred.

         The Company leases certain machinery and equipment under capital leases. Assets recorded under capital leases are amortized over the lives of the respective leases. Assets under these obligations, totaling $2,426,000 and $2,784,000 (net of accumulated amortization of $744,000 and $1,356,000) at December 30, 1995 and December 28, 1996, respectively, are included in property, plant and equipment in the accompanying balance sheets.

Intangible Assets

         The excess of the purchase price over the estimated fair values of net assets acquired is accounted for as goodwill and is amortized on a straight-line basis over periods not exceeding 40 years (the period when benefits are expected to be derived). Other intangible assets, consisting primarily of customer lists arising from acquisitions, are amortized on a straight-line basis over their respective estimated lives, generally three to five years.

Impairment of Long-Lived Assets

         The carrying value of long-lived assets, principally identifiable intangibles, property, plant and equipment and any related goodwill, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, as determined based on the undiscounted cash flows over the remaining amortization periods. In such a case, the carrying value of the related assets is reduced by the estimated shortfall of discounted cash flows.

Fair Value of Financial Instruments

         The Company considers the recorded value of its monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, to approximate their respective fair values at December 30, 1995 and December 28, 1996.

Reclassifications

         Certain reclassifications have been made to the 1994 and 1995 financial information in order to conform to the 1996 presentation.

2.       NONRECURRING EXPENSES -- STOCK OPTIONS

         Effective December 13, 1996 in connection with the Recapitalization, the Company incurred nonrecurring charges relating to Holding's stock options granted in previous years to employees and a supplier of the Company. The aggregate effect of these expenses was $3.1 million for fiscal year 1996.

         Under Holding's 1988 Stock Option Plan, certain employees of the Company received noncompensatory stock options for shares of Holding common stock. The options expire generally 10 years from the date of grant. No options were granted or exercised in fiscal years 1994 and 1995. Effective December 13, 1996, Holding amended the 1988 Stock Option Plan to convert the outstanding options for common stock into options for a total of 22,895 shares of Holding's junior series preferred stock. As a result of the amendment, which changed the underlying securities of the options and resulted in a new measurement date, the Company recorded $2.1 million in compensation expense in 1996.

         In 1989, in connection with issuing a senior subordinated secured note to a supplier, Holding granted the supplier stock options for shares of Holding common stock which were to expire December 31, 1996. None of these options were exercised. Effective December 13, 1996, Holding amended the supplier's option agreement in connection with the Recapitalization to extend the expiration date of the options three years and to convert the options for common stock into options for 9,893 shares of Holding's junior series preferred stock. As a result, the Company recognized $964,000 in expense in 1996.

3.       ACQUISITIONS OF BUSINESSES

         During fiscal years 1995 and 1996, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. The financial statements include the operating results of each business from the date of the acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

         Effective July 31, 1996, the Company acquired certain net assets, consisting primarily of fixed assets and inventories, of Atlantic Steel Industries, Inc. through its Sivaco/National Wire Group (National Wire) for a total cost of $17.3 million. Liabilities assumed and acquisition expenses incurred totaled $2,083,000. The purchase price approximated the preliminary fair market value of the assets acquired. National Wire is engaged in the manufacturing and wholesale distribution of wire mesh products.

         During October 1996, the Company acquired certain assets and assumed certain liabilities of two other companies for $3.6 million in cash.

         In 1995, the Company purchased certain tangible assets, consisting primarily of fixed assets and inventories, of Semmerling Fence and Supply, Inc. and Pioneer Fence and Pipe Supply, Inc. for a total cost of approximately $13.7 million in cash. The excess of the purchase price over the fair values of the net assets acquired was $4.2 million and is being amortized over 20 years.

4.       INVENTORIES

         Inventories consist of the following at December 30, 1995 and December 28, 1996:

                                                      1995                1996
                                                     -------             -------
                                                           (IN THOUSANDS)
Raw materials ..........................             $ 4,263             $ 9,854
Work-in-process ........................                 254                 312
Finished goods .........................              27,814              31,521
                                                     -------             -------
                                                     $32,331             $41,687
                                                     =======             =======

         The Company entered into a procurement agreement in 1989 (which was subsequently amended on December 13, 1996) with a supplier whereby the Company appointed the supplier as its sole and exclusive agent for import purchases of the Company's primary raw materials. The agreement requires the Company to purchase from the supplier a specified volume of raw materials annually for a three-year term. At December 28, 1996, these purchase commitments are approximately $50 million per year. During fiscal years 1994, 1995 and 1996, the Company purchased 73%, 75% and 63%, respectively, of its raw material purchases from this supplier.

5.       INTANGIBLE ASSETS

         Intangible assets at December 30, 1995 and December 28, 1996 are comprised of the following:

                                                              1995         1996
                                                            -------      -------
                                                              (IN THOUSANDS)
Goodwill .............................................      $ 6,486      $ 6,486
Customer lists and other .............................        4,195        4,233
                                                            -------      -------
                                                             10,681       10,719
Less accumulated amortization ........................        4,163        4,614
                                                            -------      -------
Intangible assets at cost less amortization ..........      $ 6,518      $ 6,105
                                                            =======      =======


         Total amortization expense for the fiscal years 1994, 1995 and 1996 was $311,000, $476,000 and $451,000, respectively.

6.       ACCRUED LIABILITIES

         Accrued liabilities at December 30, 1995 and December 28, 1996 consist of the following:

                                                          1995             1996
                                                        -------          -------
                                                            (IN THOUSANDS)
Accrued compensation .........................          $ 2,669          $ 3,533
Accrued insurance ............................            2,071            2,134
Accrued retirement benefits ..................              866            1,611
Other accrued liabilities ....................            2,167            3,127
                                                        -------          -------
                                                        $ 7,773          $10,405
                                                        =======          =======

7.       LONG-TERM DEBT, INCLUDING CAPITAL LEASE OBLIGATIONS

         At December 30, 1995 and December 28, 1996, long-term debt, including capital lease obligations, consists of:

                                                              1995        1996
                                                             -------     -------
                                                              (IN THOUSANDS)
Revolving credit facility ..............................     $27,138     $30,058
Term loan facility .....................................        --        12,000
Senior subordinated secured note payable ...............       5,000      10,000
14% subordinated notes payable to affiliates ...........       8,000        --
13% subordinated note payable to affiliate .............       6,800        --
Capital lease obligations ..............................       2,547       3,220
                                                             -------     -------
                                                              49,485      55,278
Less current maturities ................................         970       3,027
                                                             -------     -------
Long-term debt, including capital lease obligations ....     $48,515     $52,251
                                                             =======     =======



         On December 13, 1996, in connection with the Recapitalization, the Company repaid its subordinated notes payable to affiliates and amended its revolving credit and term loan facilities and senior subordinated secured note payable.

         Revolving Credit Facility and Term Loan Facility (the Credit Facility) -- The Company's Credit Facility provides for a revolving credit facility (due December 1999) not to exceed $60.5 million less the outstanding term loan facility, with interest payable on both facilities at the bank's base rate plus 1/4% or Eurodollar rate plus 2 3/4% at December 28, 1996 (the bank's base rate plus 3/4% or LIBOR plus 3 1/4% at December 30, 1995). As of December 28, 1996, the interest rate was 8.5%. A commitment fee of .50% per annum is paid on the unused portion of the commitments. The term loan facility is due in installments in varying amounts through December 1999.

         The Credit Facility is secured by all assets and stock of the Company and guaranteed by Holding. The Credit Facility is to be used for working capital purposes. Loans under the revolving credit facility plus outstanding letters of credit are further restricted to a borrowing base formula of 85% of eligible receivables plus 65% of eligible raw material and 50% of eligible finished goods inventories. As of December 28, 1996, the formulas yielded a maximum borrowing base of $47.6 million. At December 30, 1995 and December 28, 1996, outstanding letters of credit (which cannot exceed $5 million) totaled $527,000 and $750,000, respectively. The term loan facility requires mandatory monthly payments of $200,000, commencing on February 1, 1997, with the remaining balance due December 1999. In addition, semiannual mandatory prepayments in the amount of 25% of the last twelve months' excess cash flow, as defined, beginning May 1, 1997, are required. The terms of the Credit Facility contain, among other provisions, requirements for maintenance of certain minimums for net worth, liquidity, fixed charge coverage, and capital expenditures and place certain restrictions on dividend payments.

         Senior subordinated secured note payable -- The Company has a senior subordinated secured note payable to a supplier, with interest at prime plus 1% (9.25% as of December 28, 1996), due December 1999, secured by a second mortgage on certain real estate (subordinated only to the Credit Facility).

         Subordinated notes payable to affiliates -- The Company's 13% subordinated note and 14% subordinated notes with certain affiliates were repaid in full in connection with the Recapitalization, including accrued interest of $425,000. Interest of $2,223,000, $2,871,000, and $8,436,000 was
paid on the subordinated notes payable to affiliates for the fiscal years ended 1994, 1995 and 1996, respectively.

         Scheduled maturities of long-term debt, including capital lease obligations, are as follows (see Note 1 for proposed early repayments):

                                                               LONG-TERM    CAPITAL
                                                                 DEBT       LEASES
                                                               ---------   ---------
                                                                  (IN THOUSANDS)
1997 .......................................................   $   2,200   $   1,053
1998 .......................................................       2,400         972
1999 .......................................................      47,458         764
2000 .......................................................        --           500
2001 and thereafter ........................................        --           501
                                                               ---------   ---------
                                                                  52,058       3,790
Less amount representing interest ..........................        --           570
                                                               ---------   ---------
Long-term debt and present value of future lease payments ..   $  52,058   $   3,220
                                                               =========   =========


         The Company paid interest of $6,053,000, $7,739,000 and $13,530,000 for the fiscal years ended 1994, 1995 and 1996, respectively.

         The Company entered into $1,094,000, $1,282,000 and $1,443,000 in capital leases during the fiscal year ending 1994, 1995 and 1996, respectively.

8.       OPERATING LEASES

         The Company leases warehouse and office space and certain machinery and equipment under operating leases. Future minimum payments on noncancelable operating leases are as follows (in thousands):

1997 ...............................................................      $2,820
1998 ...............................................................       1,879
1999 ...............................................................       1,264
2000 ...............................................................       1,028
2001 and thereafter ................................................       2,015
                                                                          ------
          Total ....................................................      $9,006
                                                                          ======


         Total rental expense for the fiscal years 1994, 1995 and 1996 was $2,551,000, $3,035,000 and $3,572,000, respectively.

9.       EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

         The Company has defined-contribution plans that cover eligible employees of the Company. Company contributions to the plans are based on employee contributions or compensation. The Company's contributions for the fiscal years 1994, 1995 and 1996 were $801,000, $900,000 and $1,042,000, respectively.

Defined Benefit Plans

         In connection with the 1996 National Wire acquisition (see Note 3), the Company assumed the liability for a retirement plan which covers certain employees under a collective bargaining agreement. Plan benefits are based primarily on years of service. It is the policy of the Company to fund this plan currently based upon actuarial determinations, and applicable regulations.

         A summary of the components of net periodic pension cost included in earnings since the date of the acquisition is as follows (in thousands):

Service cost ....................................................         $  58
Interest cost on projected benefit obligation ...................           140
Actual return on plan assets ....................................           (69)
Net amortization and deferral ...................................            15
                                                                          -----
  Net periodic pension cost .....................................         $ 144
                                                                          =====

         The following table presents the funded status of the plan as of December 28, 1996 (in thousands):

Actuarial present value of accumulated benefit obligations:
  Vested .........................................................     $ 1,741
  Nonvested ......................................................          76
                                                                       -------
          Total ..................................................     $ 1,817
                                                                       =======
Actuarial present value of projected benefit obligation ..........     $ 1,817
Plan assets at fair value ........................................       1,178
                                                                       -------
  Projected benefit obligation ...................................     $  (639)
                                                                       =======
Assumptions:
  Discount rate ..................................................        7.50%
  Expected long-term rate of return on assets ....................        8.50%

         The Company also contributes to certain multi-employer, defined benefit plans covering certain employees under other collective bargaining agreements. Total expenses for these plans were $55,000, $46,000 and $125,000 for fiscal years 1994, 1995 and 1996, respectively.

STOCK OPTIONS

         On December 13, 1996, Holding issued noncompensatory options for 17,890 shares of Holding common stock to certain employees of the Company. These options, exercisable for $1 per share, the fair market value of the common stock at the date of grant, vest over a four-year period and expire five years from the date of grant. No such options were granted in 1994 or 1995. (See Note 2.)

         In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock- Based Compensation (SFAS 123). SFAS 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. The Company has elected to use the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, for Holding's stock options granted to the Company's employees. This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the option equals or exceeds the fair market value of the stock at the date of grant.

         If the accounting provisions of the new Statement had been adopted as of the beginning of fiscal year 1995, the effect on fiscal year 1995 and 1996 earnings would not have been material. Further, based on current and anticipated use of stock options by Holding, it is not envisioned that the impact of the Statement's accounting provisions would be material in any future period.

10.      INCOME TAXES

         As of December 31, 1994 and December 30, 1995, the Company had minimum tax credit carry forwards of $1,274,000 and $1,031,000, respectively, which were available to reduce future federal regular income taxes. At December 28, 1996, these minimum tax credit carryforwards were fully utilized.

         Significant components of the provision for income taxes are as follows for fiscal years 1994, 1995 and 1996:

                                                1994        1995         1996
                                               -------     -------      -------
                                                        (IN THOUSANDS)
Current:
  Federal ................................     $ 1,575     $ 1,904      $ 4,206
  State and local ........................         218         841        1,109
                                               -------     -------      -------
                                                 1,793       2,745        5,315
Deferred:
  Federal ................................         535       1,140         (845)
  State and local ........................         550         173         (243)
                                               -------     -------      -------
                                                 1,085       1,313       (1,088)
                                               -------     -------      -------
          Total ..........................     $ 2,878     $ 4,058      $ 4,227
                                               =======     =======      =======

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 30, 1995 and December 28, 1996 are as follows:

                                                                1995       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation ..............................   $  4,397   $  4,258
  Other ...................................................        555        812
                                                              --------   --------
Total deferred tax liabilities ............................      4,952      5,070
Deferred tax assets:
  Stock options ...........................................       --        1,186
  Minimum tax credit carryforwards ........................      1,031       --
  Inventory valuation .....................................        432      1,209
  Allowance for doubtful accounts .........................        436        601
  Self-insurance accruals .................................        297        463
  Book over tax amortization ..............................        192         29
  Other ...................................................        166        272
                                                              --------   --------
          Total deferred tax assets .......................      2,554      3,760
                                                              --------   --------
          Net deferred tax liabilities ....................   $  2,398   $  1,310
                                                              ========   ========

         The reconciliation of income tax computed at U.S. federal statutory tax rates to income tax expense is as follows for fiscal years 1994, 1995 and 1996:

                                                            1994       1995       1996
                                                           -------    -------    -------
                                                                   (IN THOUSANDS)
Tax at U.S. statutory rates ............................   $ 3,533    $ 3,537    $ 3,697
State and local income taxes, net of federal benefit ...       507        669        512
                                                                                 .......
Reduction in valuation allowance .......................    (1,809)      --         --
Other, net .............................................       647       (148)        18
                                                           -------    -------    -------
                                                           $ 2,878    $ 4,058    $ 4,227
                                                           =======    =======    =======


         The Company paid income taxes of $165,000, $4,043,000, and $4,938,000 for the fiscal years 1994, 1995 and 1996, respectively.

11.      CONTINGENCIES

         A former stockholder of Holding has exercised its appraisal rights and filed a lawsuit against Holding with respect to the value of the common and preferred stock redeemed in connection with the Recapitalization. Subsequent to December 28, 1996, Holding paid the stockholder with respect to the value of the preferred stock for $2.2 million, the original value offered in the Recapitalization. The Company has recorded a liability to Holding for $3.7 million which is equal to the amount the stockholder would have received for its common stock if it had not exercised its appraisal rights. Although management believes the value that the Recapitalization provided to be paid to holders of Holding common stock was fair to such holders, there can be no assurance that the court will agree. Any difference resulting from the settlement of the value of the common stock would be recorded as an adjustment to the contribution of capital from Holding and would therefore have no effect on the operating results of the Company.

         The Company is involved in a number of legal actions arising in the ordinary course of business. The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             1995 (BY FISCAL QUARTER)
                                      -----------------------------------------
                                         1          2          3          4
                                      --------   --------   --------   --------
                                                    (IN THOUSANDS)
Net sales .........................   $ 49,149   $ 66,736   $ 62,306   $ 55,093
Gross profit ......................      8,132     11,473      9,787      7,769
Net income ........................      1,198      2,345      2,002        801

                                               1996 (BY FISCAL QUARTER)
                                      -----------------------------------------
                                         1          2          3          4
                                      --------   --------   --------   --------
                                                   (IN THOUSANDS)
Net sales .........................   $ 51,777   $ 76,426   $ 82,593   $ 72,606
Gross profit ......................      7,595     13,049     13,430     10,889
Nonrecurring expenses(a) ..........       --         --         --        3,106
Net income (loss) .................        291      3,393      3,316       (663)


----------

                  (a) In the fourth quarter, the Company recorded nonrecurring expenses resulting from the modification of stock options granted in previous years as part of the Recapitalization of the Company and Holding (see Note 2).

                               MMI PRODUCTS, INC.
                                 BALANCE SHEET
                                 (IN THOUSANDS)
                                  (UNAUDITED )

                                     ASSETS

                                                                    JUNE 28, 1997
                                                                    -------------
Current assets:
   Cash and cash equivalents .....................................    $   2,321
   Accounts receivable, net of allowance for doubtful
      accounts of $1,611 .........................................       51,412
   Inventories ...................................................       45,427
   Prepaid expenses ..............................................        1,040
   Deferred income taxes .........................................        2,952
                                                                      ---------
Total current assets .............................................      103,152
Property, plant and equipment
   Land ..........................................................        4,814
   Buildings and improvements ....................................       15,713
   Machinery and equipment .......................................       48,899
                                                                      ---------
                                                                         69,426
   Less accumulated depreciation .................................       24,060
                                                                      ---------
                                                                         45,366
Intangible assets ................................................        5,935
Deferred charges and other assets ................................        5,380
                                                                      ---------
   Total assets ..................................................    $ 159,833
                                                                      =========


                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
   Accounts payable ..............................................    $  38,066
   Accrued liabilities ...........................................       12,099
   Accrued income taxes ..........................................          527
   Due to Holding ................................................        3,705
   Current maturities of long-term debt, including
     capital lease obligations ...................................          986
                                                                      ---------
               Total current liabilities .........................       55,293
Long-term debt, including capital lease obligations ..............      122,871
Deferred income taxes ............................................        5,207
Other long-term liabilities ......................................          318

Commitments and contingencies

Stockholder's equity:
   Common stock, $1 par value; 500,000 shares
      authorized; 252,000 shares issued and outstanding ..........          252
   Additional paid-in capital ....................................       14,711
   Retained earnings (deficit) ...................................      (38,819)
                                                                      ---------
          Total stockholder's equity (deficit) ...................      (23,856)
                                                                      ---------
Total liabilities and stockholder's equity .......................    $ 159,833
                                                                      =========

                            See accompanying notes.

                               MMI PRODUCTS, INC.
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                            SIX MONTH PERIODS
                                                            -----------------
                                                                   ENDED
                                                                   -----
                                                           JUNE 29,     JUNE 28,
                                                             1996        1997
                                                           ---------   ---------
Net sales ..............................................   $ 128,203   $ 168,631
Cost of sales ..........................................     107,559     144,204
                                                           ---------   ---------
    Gross profit .......................................      20,644      24,427
Selling, general and administrative expenses ...........      10,848      12,193
Other income, net ......................................         148        (162)
                                                           ---------   ---------
Income before interest and income taxes ................       9,648      12,396
Interest expense .......................................       3,511       4,954
                                                           ---------   ---------
Income before income taxes .............................       6,137       7,442
Provision for income taxes .............................       2,453       2,976
                                                           ---------   ---------
Net income .............................................   $   3,684   $   4,466
                                                           =========   =========



                           See accompanying notes.

                               MMI PRODUCTS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                           SIX MONTH PERIODS ENDED
                                                           -----------------------
                                                            JUNE 29,      JUNE 28,
                                                              1996         1997
                                                            ---------    ---------
OPERATING ACTIVITIES
Net income ..............................................   $   3,684    $   4,466
Adjustments to reconcile net income to net
  cash used in operating activities:
   Depreciation and amortization ........................       1,904        2,694
   Other ................................................         409        1,052
Changes in operating assets and liabilities:
   Increase in accounts receivable ......................     (10,796)     (15,780)
   Increase in inventories ..............................      (4,437)      (3,740)
   Increase in accounts payable and
     accrued liabilities ................................      13,038       10,918
   Decrease in deferred interest payable - affiliates ...      (5,878)        --
   Decrease in due to Holding ...........................        --         (2,105)
   Other ................................................       1,728          114
                                                            ---------    ---------
Cash used in operating activities .......................        (348)      (2,381)

INVESTING ACTIVITIES
Purchase of property, plant and equipment ...............      (1,335)      (2,187)
Other ...................................................          35           40
                                                            ---------    ---------
Cash used in investing activities .......................      (1,300)      (2,147)

FINANCING ACTIVITIES
Proceeds from long-term debt ............................      40,890      160,189
Payments on long-term debt, including capital
   lease obligations.....................................     (40,303)     (96,606)
Distribution to Holding .................................        --        (56,968)
                                                            ---------    ---------
Cash provided by financing activities ...................         587        6,615
                                                            ---------    ---------
Increase (decrease) in cash and
   cash equivalents .....................................   $ ( 1,061)   $   2,087
                                                            =========    =========


                           See accompanying notes.

                               MMI PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)


1.      BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 28, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ended January 3, 1998. For further information, refer to the audited financial statements and notes thereto included elsewhere in this Prospectus.

2.      INVENTORIES

Inventories consist of the following at June 28, 1997 (in thousands):

                                                          1997
                                                         -------
Raw materials................................            $10,130
Work-in-process..............................                227
Finished goods...............................             35,070
                                                         -------
                                                         $45,427
                                                         =======

3.      LONG-TERM DEBT

On April 16, 1997, MMI Products, Inc. (the Company) issued $120 million of senior subordinated notes due 2007. The net proceeds of $116.1 million, after estimated fees and expenses, were used (i) to distribute $57 million to Merchants Metals Holding Company (Holding), the sole owner of the Company's common stock, to permit the redemption of certain of Holding's equity interests, (ii) to repay the entire $10 million principal amount, plus accrued but unpaid interest, on a senior subordinated secured note payable, (iii) to repay the Company's remaining indebtedness under a term loan facility of $11.4 million and (iv) to reduce the Company's indebtedness under its revolving credit facility.

On April 15, 1997, the Company's revolving credit facility of $48.5 million was amended to extend it through December 2001 with interest payable at the bank's base rate plus 1/4% or Eurodollar rate plus 2%. The terms of the revolving credit facility contain, among other provisions, requirements for maintenance of certain minimums for liquidity and capital expenditures and place certain restrictions on dividend payments.

4.      CONTINGENCIES

A former stockholder of Holding has exercised its appraisal rights and filed a lawsuit against Holding with respect to the value of the common and preferred stock redeemed in connection with a recapitalization transaction (the Recapitalization) which occurred on December 13, 1996. In January 1997, Holding paid the stockholder $2.2 million with respect to the value of the preferred stock, the original value offered in the Recapitalization. The Company has recorded a liability to Holding for $3.7 million which is equal to the amount the stockholder would have received for its common stock if it had not exercised its appraisal rights. Although management believes the value that the Recapitalization provided to be paid to holders of

Holding common stock was fair to such holders, there can be no assurance that the court will agree. Any difference resulting from the settlement of the value of the common stock would be recorded as an adjustment to the contribution of capital from Holding and would therefore have no effect on the operating results of the Company.

The Company is involved in a number of legal actions arising in the ordinary course of business. The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

5.      QUARTERLY FINANCIAL DATA

                                                THREE MONTH PERIODS ENDED
                                            ----------------------------------
                                            MARCH 29, 1997       JUNE 28, 1997
                                            --------------       -------------
                                                      (IN THOUSANDS)
Net Sales.............................          $69,587              $99,044
Gross Profit..........................            9,161               15,266
Net Income............................              832                3,634

===============================================================================


         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE EXCHANGE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE EXCHANGE NOTES TO ANYONE OR BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                ---------------

                                                                             PAGE
                                                                             ----
Prospectus Summary ........................................................    1
Risk Factors ..............................................................   12
Use of Proceeds ...........................................................   17
Selected Financial Data ...................................................   18
Management's Discussion and Analysis Of
  Financial Condition and Results of Operations ...........................   20
Business ..................................................................   27
Management ................................................................   39
Security Ownership ........................................................   44
The Recapitalization ......................................................   46
Certain Transactions ......................................................   47
The Exchange Offer ........................................................   48
Description of Exchange Notes .............................................   56
Certain United States Federal Income Tax
  Considerations ..........................................................   79
Description of Credit Facility ............................................   81
Description of Equity Interests ...........................................   81
Plan of Distribution ......................................................   83
Legal Matters .............................................................   84
Experts ...................................................................   84
Index to Financial Statements .............................................   F-1


         UNTIL , 1997, (90 DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================

===============================================================================


                               MMI PRODUCTS, INC.



                               OFFER TO EXCHANGE
                        ITS 11 1/4% SENIOR SUBORDINATED
                           NOTES DUE 2007 (SERIES B)
                       FOR ANY AND ALL OF ITS OUTSTANDING
                       11 1/4% SENIOR SUBORDINATED NOTES
                              DUE 2007 (SERIES A)


                         -----------------------------

                                   PROSPECTUS

                         ------------------------------





                                           , 1997
                              -------------



===============================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is incorporated under the laws of the State of Delaware.
Section 145 of the Delaware General Corporation Law (the "DGCL"), inter alia, ("Section 145") provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

         A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

         Article VIII of the Company's Restated Certificate of Incorporation (the "Restated Certificate") provides for the indemnification of directors, officers, employees and agents of the Company to the fullest extent permitted by the DGCL, as it currently exists or may hereafter be amended. In addition, the Restated Certificate provides that to the fullest extent permitted by the DGCL, as it currently exists or may hereafter be amended, no director of the Company will be liable to the Company or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Company.

         The foregoing statements are subject to the detailed provisions of
Section 145 of the DGCL and the Restated Certificate.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)      EXHIBITS.

          3.1*    Restated Certificate of Incorporation of MMI Products, Inc.
          3.2*    Amended and Restated By-laws of MMI Products, Inc.
          4.1*    Indenture dated as of April 16, 1997 between MMI Products, Inc. and U.S. Trust
                  Company of Texas, N.A.
          4.2*    Registration Rights Agreement dated as of April 16, 1997 among MMI Products, Inc.
                  and Bear, Stearns & Co. Inc.
          5.1*    Opinion and consent of Baker & Botts, L.L.P.
         10.1*    Amended and Restated Loan and Security Agreement dated as of
                  December 13, 1996 among MMI Products, Inc., Fleet Capital
                  Corporation, as a lender and collateral agent, and
                  Transamerica Business Credit Corporation, as amended.
         10.2*    Stockholders Agreement dated as of December 13, 1996 by and among Merchant Metals Holding Company and certain of its
                  stockholders.
         10.3*    Employment Agreement dated as of December 31, 1994 by and among MMI Products,
                  Inc. and Julius S. Burns, as amended.
         10.4*    MMI Products, Inc. Pension Plan, as amended.
         10.5*    Amended and Restated Put Agreement dated as of June 11, 1997, between Merchants
                  Metals Holding Company and Julius S. Burns.
         10.6*    Procurement Agreement dated as of December 13, 1996 between MMI Products, Inc.
                  and Mannesmann Pipe & Steel Corporation, as amended.
         10.7*    The Merchants Metals Holding Company 1988 Stock Option Plan dated as of December
                  12, 1988, as amended.
         10.8*    The MMI Products, Inc. 401(k) Savings Plan, as amended.
         10.9*    Non-Competition Agreement dated as of December 31, 1994 between MMI Products,
                  Inc. and Julius S. Burns.
         10.10*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Julius S. Burns.
         10.11*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Carl L. Blonkvist.
         10.12*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Thomas. F. McWilliams.
         10.13*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  James M. McCall.
         10.14*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Davy J. Wilkes.
         10.15*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Robert N. Tenczar.
         10.16*   Purchase Agreement dated as of April 11, 1997 among MMI Products, Inc. and Bear,
                  Stearns & Co. Inc.
         10.17*   Limited Liability Company Agreement of MMI Products, L.L.C.
         10.18*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Julius S. Burns.
         10.19*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Robert N. Tenczar.
         10.20*   Amended and Restated Repurchase Agreement dated as of June
                  12, 1997 between Merchants Metals Holding Company and James
                  M. McCall.
         10.21*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Davy J. Wilkes.
         10.22*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and William T. Stewart.
         10.23*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Michael W. Babcock.

         10.24*   Amended and Restated Repurchase Agreement dated as of June
                  12, 1997 between Merchants Metals Holding Company and Michael
                  Weaver.

         12.1*    Statement of Computation of Ratios of Earnings to Fixed Charges.
         21.1*    Subsidiaries of MMI Products, Inc.
         23.1**   Consent of Ernst & Young LLP, independent auditors.
         23.2*    Consent of Baker & Botts, L.L.P.  (included in Exhibit 5.1).
         24.1*    Powers of Attorney (included in signature page).
         25.1*    Statement of Eligibility of Trustee on Form T-1.
         27.1*    Financial Data Schedule.
         99.1*    Form of Letter of Transmittal.
         99.2*    Form of Notice of Guaranteed Delivery.
         99.3*    Form of Tender Instructions.

------------
*Previously filed.
**Filed herewith.


(B)      FINANCIAL STATEMENT SCHEDULES.

         Schedule No.               Description
         ------------               -----------
         Schedule II                Valuation and Qualifying Accounts

All other Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are inapplicable and therefore have been omitted.

ITEM 22.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                  (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                  (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 26, 1997.

                                      MMI PRODUCTS, INC.



                                      By: /s/ Robert N. Tenczar
                                          -------------------------------------
                                          Robert N. Tenczar
                                          Vice President and Chief Financial
                                          Officer




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons on August 26, 1997 in the capacities indicated:



                  SIGNATURE                          CAPACITY
                  ---------                          --------
                 *                            President and Chief Executive Officer, Director
-----------------------------------------     (principal executive  officer)
Julius S. Burns

/s/ Robert N. Tenczar                         Vice President, Chief Financial Officer
-----------------------------------------     (principal financial officer and accounting officer)
Robert N. Tenczar

                 *
-----------------------------------------     Director
Thomas F. McWilliams

                 *
-----------------------------------------     Director
Carl L. Blonkvist


*By:  /s/ Robert N. Tenczar
    -------------------------------------
          Robert N. Tenczar
          Attorney-in-fact

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULE

         We have audited the financial statements of MMI Products, Inc. as of December 28, 1996 and December 30, 1995, and for each of the three fiscal years in the period ended December 28, 1996, and have issued our report thereon dated March 10, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(B) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

         In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                  /s/ ERNST & YOUNG LLP

Houston, Texas
March 10, 1997

                                                                    SCHEDULE II

                               MMI PRODUCTS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS




                                                  Balance at    Charged to                      Balance at
                                                  Beginning     Costs and    Deductions           End of
                                                  of Period      Expenses      Describe           Period
                                                 -----------   -----------   -----------       -----------
                                                                       (IN THOUSANDS)
Fiscal Year Ended December 28, 1996:
      Allowance for Doubtful Accounts            $     1,314   $       879   $      (492)(1)   $     1,701
      Reserve for damaged and
         slow-moving inventory                           417         1,558          (142)(2)         1,833

Fiscal Year Ended December 30, 1995:
      Allowance for  Doubtful Accounts           $     1,546   $       448   $      (680)(1)   $     1,314
      Reserve for damaged and
         slow-moving inventory                           123           623          (329)(2)           417

Fiscal Year Ended December 31, 1994:
      Allowance for Doubtful Accounts            $     1,213   $       725   $      (392)(1)   $     1,546
      Reserve for damaged and
         slow-moving inventory                            50            76            (3)(2)           123


------------------------
(1)   Uncollectible accounts written off, net of recoveries.
(2)   Write off of inventory.

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                      DESCRIPTION
        -------                    -----------
          3.1*    Restated Certificate of Incorporation of MMI Products, Inc.
          3.2*    Amended and Restated By-laws of MMI Products, Inc.
          4.1*    Indenture dated as of April 16, 1997 between MMI Products, Inc. and U.S. Trust
                  Company of Texas, N.A.
          4.2*    Registration Rights Agreement dated as of April 16, 1997 among MMI Products, Inc.
                  and Bear, Stearns & Co. Inc.
          5.1*    Opinion and consent of Baker & Botts, L.L.P.
         10.1*    Amended and Restated Loan and Security Agreement dated as of
                  December 13, 1996 among MMI Products, Inc., Fleet Capital
                  Corporation, as a lender and collateral agent, and
                  Transamerica Business Credit Corporation, as amended.
         10.2*    Stockholders Agreement dated as of December 13, 1996 by and among Merchant Metals Holding Company and certain of its
                  stockholders.
         10.3*    Employment Agreement dated as of December 31, 1994 by and among MMI Products,
                  Inc. and Julius S. Burns, as amended.
         10.4*    MMI Products, Inc. Pension Plan, as amended.
         10.5*    Amended and Restated Put Agreement dated as of June 11, 1997, between Merchants
                  Metals Holding Company and Julius S. Burns.
         10.6*    Procurement Agreement dated as of December 13, 1996 between MMI Products, Inc.
                  and Mannesmann Pipe & Steel Corporation, as amended.
         10.7*    The Merchants Metals Holding Company 1988 Stock Option Plan dated as of December
                  12, 1988, as amended.
         10.8*    The MMI Products, Inc. 401(k) Savings Plan, as amended.
         10.9*    Non-Competition Agreement dated as of December 31, 1994 between MMI Products,
                  Inc. and Julius S. Burns.
         10.10*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Julius S. Burns.
         10.11*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Carl L. Blonkvist.
         10.12*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Thomas. F. McWilliams.
         10.13*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  James M. McCall.
         10.14*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Davy J. Wilkes.
         10.15*   Indemnification Agreement dated as of April 16, 1997 between MMI Products, Inc. and
                  Robert N. Tenczar.
         10.16*   Purchase Agreement dated as of April 11, 1997 among MMI Products, Inc. and Bear,
                  Stearns & Co. Inc.
         10.17*   Limited Liability Company Agreement of MMI Products, L.L.C.
         10.18*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Julius S. Burns.
         10.19*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Robert N. Tenczar.
         10.20*   Amended and Restated Repurchase Agreement dated as of June
                  12, 1997 between Merchants Metals Holding Company and James
                  M. McCall.
         10.21*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Davy J. Wilkes.
         10.22*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and William T. Stewart.

         10.23*   Amended and Restated Repurchase Agreement dated as of June 12, 1997 between
                  Merchants Metals Holding Company and Michael W. Babcock.
         10.24*   Amended and Restated Repurchase Agreement dated as of June
                  12, 1997 between Merchants Metals Holding Company and Michael
                  Weaver.
         12.1*    Statement of Computation of Ratios of Earnings to Fixed Charges.
         21.1*    Subsidiaries of MMI Products, Inc.
         23.1**   Consent of Ernst & Young LLP, independent auditors.
         23.2*    Consent of Baker & Botts, L.L.P.  (included in Exhibit 5.1).

         24.1*    Powers of Attorney (included in signature page).
         25.1*    Statement of Eligibility of Trustee on Form T-1.
         27.1*    Financial Data Schedule.
         99.1*    Form of Letter of Transmittal.
         99.2*    Form of Notice of Guaranteed Delivery.
         99.3*    Form of Tender Instructions.

------------

**Filed herewith.
*Previously filed.